As filed with the Securities and Exchange Commission on November 24, 2004

Registration No. 333-119174

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Conor Medsystems, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3841	94-3350973
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1003 Hamilton Court

Menlo Park, CA 94025

(650) 614-4100

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Frank Litvack, M.D.

Chairman and Chief Executive Officer

Conor Medsystems, Inc.

1003 Hamilton Court, Menlo Park, CA 94025, (650) 614-4100

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Suzanne Sawochka Hooper, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000	Donald J. Murray, Esq. Dewey Ballantine LLP 1301 Avenue of the Americas New York, NY 10019-6092 (212) 259-8000

Approximate Date of Commencement of Proposed Sale to the Public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)(4)
Common Stock, $0.001 par value per share	5,750,000	$13.00	$74,750,000	$9,470.83

(1)	Includes 750,000 shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.
(2)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(a) under the Securities Act.
(3)	Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price.
(4)	A registration fee of $8,869.00 has been paid previously in connection with this Registration Statement based on an estimate of the aggregate offering price. Accordingly, the Registrant has paid the difference of $601.83 with this filing.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 24, 2004

PROSPECTUS

5,000,000 Shares

Common Stock

$             per share

We are selling 5,000,000 shares of our common stock. We and the selling stockholder named in this prospectus have granted the underwriters an option to purchase up to 750,000 additional shares of common stock to cover over-allotments. We will not receive any proceeds from the sale of shares by the selling stockholder.

This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $11.00 and $13.00 per share. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “CONR.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts	$	$
Proceeds to Conor Medsystems, Inc. (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about                     , 2004.

Citigroup

CIBC World Markets SG Cowen & Co.

A.G. Edwards

                    , 2004

COSTAR Drug Eluting Stent
Drug Delivery
Reservoirs
Ductile Hinges

Reservoirs with drug and polymer

Controlled drug delivery

One drug; one reservoir (Unidirectional release for a single drug)

Two drugs; one reservoir (Bidirectional release for two different drugs from a single reservoir)

Two drugs; two reservoirs (Bidirectional release of two different drugs from two different reservoirs)

Through and including                     , 2005 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY

After you read the following summary, you should read and consider carefully the more detailed information and financial statements and related notes that we include in this prospectus. If you invest in our common stock, you are assuming a high degree of risk. See “Risk Factors.”

Corporate Overview

We develop innovative controlled vascular drug delivery technologies. We have initially focused on the development of drug eluting stents to treat coronary artery disease, a market that we believe will grow to over $6 billion by 2008. Stents are tubular mesh devices consisting of interconnected metal struts that are inserted inside an artery to act as scaffolding, propping open a narrowed blood vessel. Our stents have been specifically designed for vascular drug delivery, in contrast to currently available drug eluting stents, which are conventional bare metal stents coated with a drug and polymer. A polymer is a substance used to adhere a drug to the surface of a stent and to modulate its release. Our stents incorporate hundreds of small holes, each acting as a reservoir into which we can load a drug-polymer composition. Through our proprietary design, we can better control drug release kinetics, or the rate of drug release over time. Our clinical efforts are currently focused on the development and commercialization of our COSTAR stent, which is a cobalt chromium paclitaxel eluting stent, for the treatment of restenosis, or the re-narrowing of the inner channel of the artery following balloon angioplasty. Balloon angioplasty is a procedure in which an interventional cardiologist uses a catheter to maneuver a balloon to the site of a blocked artery, where the balloon is inflated to create a larger channel for blood flow. While we believe that our stent technology can support a wide range of drugs, our initial clinical efforts have focused on the use of paclitaxel, an anti-proliferative drug. To date, we have conducted clinical trials involving approximately 745 patients using our drug eluting stents, including more than 200 patients with our COSTAR stent. Currently, we have no products available for commercial sale, and, to date, we have not generated any revenue from the sale of products.

We believe that our drug eluting stents offer significant advantages over conventional surface-coated stents. Our stent design enables a wide range of drug release kinetics and also provides greater directional control over the release of the drug, which we believe allows for more targeted treatment within the artery and more efficient use of the therapeutic agent. A highly distinguishing characteristic of our stent is its use of “ductile hinges,” which are designed to ensure that the drug-polymer composition inlayed into the reservoirs is not extruded, fractured or otherwise disrupted during stent expansion. As a result, we are able to use a wider range of polymers and drugs, including water-soluble compounds, as compared to conventional surface-coated stents.

In May 2004, we announced the four-month follow-up data from our PISCES clinical trial, which was designed to evaluate the safety and performance of paclitaxel delivered at different release kinetics and doses using our stainless steel stent for the treatment of restenosis. The initial results from our PISCES trial indicate, for what we believe to be the first time, that drug release kinetics have an effect on treatment outcomes. The two formulations that demonstrated the most favorable clinical outcomes are the focus of our subsequent EuroSTAR and COSTAR I trials, which are designed to evaluate our COSTAR stent for the treatment of restenosis. In September 2004, we announced four-month follow-up data for one of the four formulation groups from the COSTAR I trial. In the first quarter of 2005, we expect to submit an application to a designated Notified Body in the European Community, which is one of the steps we must undertake prior to marketing our COSTAR stent in the European Community. We expect to submit an investigational device exemption application to the FDA in 2005 for our planned U.S. pivotal clinical trial, COSTAR II, evaluating our COSTAR stent compared to a conventional drug eluting stent. We have not yet received any government regulatory approvals necessary to commercialize our COSTAR stent. If our clinical trials proceed on schedule and the outcomes of these clinical trials are favorable, we anticipate receiving regulatory approval for our COSTAR stent in the European

Community in late 2005 and in the United States in 2007. We could be delayed by adverse clinical results or regulatory complications, and we may never receive marketing approval.

We have entered into agreements with Biotronik AG, Interventional Technologies, Pvt., Ltd., or IVT, and affiliates of St. Jude Medical, Inc. to distribute our COSTAR stent outside of the United States. We intend to launch our COSTAR stent in India in the first half of 2005 pursuant to our distribution agreement with IVT. No regulatory approval is currently required to market our COSTAR stent in India. We expect to pursue commercialization in the United States with our own sales force.

Industry Background

Treatments for Coronary Artery Disease

Coronary artery disease is a progressive, pathological condition that leads to the obstruction of the blood vessels providing blood flow to the heart muscle. Treatments for patients with life-threatening coronary artery disease have advanced dramatically over the last 20 years, from highly invasive, open-chest bypass surgery to minimally invasive balloon angioplasty procedures. We estimate that more than 500,000 balloon angioplasty procedures are performed each year in the United States, with more than one million balloon angioplasties performed each year worldwide. While less invasive and expensive than open-chest bypass surgery, the ultimate clinical effectiveness of balloon angioplasty has been hampered by restenosis.

Evolution of Stents to Address Restenosis

Bare metal stents became widely used in the mid-1990s in combination with balloon angioplasty and quickly became used in the majority of angioplasty procedures. The use of bare metal stents partially addresses restenosis. However, we estimate that restenosis still occurs in approximately 10% to 35% of bare metal stent implantation procedures within six months of treatment, which typically necessitates repeat angioplasty, restenting or bypass surgery. To address this problem, drug eluting stents were developed. We believe that drug eluting stents represent the most advanced and sophisticated treatment currently available to address restenosis. According to published studies, currently marketed drug eluting stents have been shown in clinical trials to reduce the rate of restenosis to less than 10%.

We estimate that the bare metal stent industry accounted for approximately $2.3 billion in product sales in 2001, prior to the introduction of drug eluting stents. We estimate that bare metal stents were used in the majority of the more than one million angioplasty procedures performed worldwide in 2002. The first two marketed drug eluting stents, Johnson & Johnson’s CYPHER™ stent and Boston Scientific Corporation’s TAXUS™ Express2™ stent, only recently gained regulatory approval. Market adoption of drug eluting stents has been rapid, and we believe that drug eluting stents will capture approximately 90% of the stent market within three years. We believe that the drug eluting stent industry will grow to over $6 billion by 2008. In addition to premium pricing of drug eluting stents, we expect that market growth in the drug eluting stent industry will also be driven by growth in the number of angioplasty procedures.

Our Solution

We believe that our stents possess the following key advantages compared to conventional surface-coated drug eluting stents:

•	Enhanced control of drug delivery.

•	Controllable release kinetics. While conventional surface-coated drug eluting stents provide limited control over the rate of drug release and generally release their drug at a rapid rate for a short period, after which the rate of drug release slows, the drug inlay design of our stents allows for greater control of release kinetics. As the efficacy of drugs may depend on how they are released in the body, our stents are designed to allow release kinetics to be better matched to the requirements of a drug.

•	Directional drug control. Our stent can be designed to release drug into the arterial wall, into only the bloodstream or in both directions.

•	Control over manufacturing consistency. We believe that we can effectively control the drug loading process, allowing us to reach a level of uniformity across the stent that we believe compares favorably to that of conventional surface-coated stents.

•	Enhanced flexibility in drug therapies.

•	Capability to deliver a wider range of drugs. We believe that our stents are capable of delivering a broader range of compounds than conventional surface-coated stents.

•	Controlled delivery of multiple drugs. Our stent design permits controlled delivery and independent release of multiple drugs from a single stent.

•	Expanded drug capacity. Our reservoirs provide the potential for greater dose capacity than thin surface coatings, allowing our stents to deliver more drug for an extended period of time, if required.

•	Enhanced polymer capabilities.

•	Low exposure of polymer to the body. We provide lower surface area contact of the polymer to the artery wall than a conventional surface-coated stent.

•	Bioresorbable polymers. The polymers that are available for use in our stents include polymers that are absorbed by the body after the drug is released, leaving no permanent residual polymers at the target site.

•	Wider range of available polymers. Because our stent platform provides a non-deforming drug reservoir that is not affected by the expansion of the stent, a wider range of polymers can be used in our stents compared to the number of polymers available for conventional surface-coated stents, which need to be elastic and adhesive to accommodate stent expansion.

•	Superior manufacturability. We believe that our proprietary manufacturing technologies, coupled with our stent design, allow us to benefit from relatively high throughput, high uniformity and high manufacturing yield. We believe that our manufacturing process permits efficient scale-up for commercial manufacturing.

Our Strategy

Our goal is to become a leading innovator in the emerging field of vascular drug delivery through medical devices. Key elements of our strategy include:

•	Continue to demonstrate that drug release kinetics affect treatment outcomes.

•	Commercialize COSTAR for the treatment of restenosis.

•	Develop and commercialize new drug eluting stents for the treatment of restenosis.

•	Leverage our technology platform for other indications.

•	Explore strategic partnerships.

Risk Factors

We are subject to numerous business risks, including those described below and other risks described under “Risk Factors.”

Risks Related to Financial Condition

As of September 30, 2004, we had a deficit accumulated during the development stage of $34.4 million. We have incurred net losses in each year since our inception in 1999, including net losses of $11.0 million for the year ended December 31, 2003 and $15.8 million for the nine months ended September 30, 2004. We expect to continue to incur significant and increasing operating losses for the next several years. We anticipate that in the near term our ability to generate revenues will depend solely on the successful development, regulatory approval and commercialization of our COSTAR stent.

Risks Related to Intellectual Property

There are numerous U.S. and foreign issued patents and pending patent applications owned by third parties with patent claims in areas that are the focus of our product development efforts. We are aware of patents owned by third parties, to which we do not have licenses, that relate to, among other things:

•	use of paclitaxel (in general or on a stent) to treat restenosis;

•	stent structure;

•	catheters used to deliver stents; and

•	stent manufacturing processes.

For example, Boston Scientific Corporation owns a series of patents that cover the use of paclitaxel to treat restenosis generally and also to treat restenosis via a stent. In addition, Angiotech Pharmaceuticals, Inc. is the owner or licensee of, and has licensed to Boston Scientific and Cook Incorporated, a number of patents that also cover the use of paclitaxel coated stents to treat angiogenesis and restenosis. Boston Scientific, Guidant Corporation and other third parties also own other patents that may have a material adverse affect on us. We believe that it is highly likely that one or more third parties will assert a patent infringement claim against the manufacture, use or sale of our COSTAR stent based on one or more of these patents. Investors should assume that a lawsuit alleging that we have infringed or are infringing one or more patents controlled by a third party has been filed by a third party at or prior to the time of this offering. In the event a court determines that we infringe any valid claim in a patent held by a third party, we may, among other things:

•	be enjoined from, or required to cease, the development, manufacture, use and sale of products that infringe the patent rights of others, including our COSTAR stent;

•	expend significant resources to redesign our technology so that it does not infringe others’ patent rights, which may not be possible; and/or

•	obtain licenses to the infringed intellectual property.

We believe that it is unlikely that we would be able to obtain a license to any necessary patent rights controlled by companies, like Boston Scientific, against which we would compete directly.

Corporate Information

We were incorporated in 1999 in Delaware. Our principal executive offices are located at 1003 Hamilton Court, Menlo Park, California 94025, and our telephone number is (650) 614-4100. Our website address is http://www.conormed.com. The information contained in, or that can be accessed through, our website is not part of this prospectus. Unless the context indicates otherwise, as used in this prospectus, the terms “Conor Medsystems,” “we,” “us” and “our” refer to Conor Medsystems, Inc., a Delaware corporation, and its subsidiaries. We use Conor Medsystems™, Conor™, COSTAR™ and the Conor Medsystems logo as trademarks in the United States and other countries. All other trademarks and tradenames mentioned in this prospectus are the property of their respective owners.

The Offering

Common stock offered	5,000,000 Shares

Common stock to be outstanding after this offering	30,688,068 Shares

Use of proceeds

To continue the development of our products, including clinical trials and research programs, to build sales and marketing capabilities, and for working capital and other general corporate purposes. We will not receive any proceeds from the sale of shares by the selling stockholder. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	CONR

The number of shares of common stock to be outstanding immediately after this offering as shown above is based on 25,688,068 shares of common stock outstanding as of September 30, 2004. This number excludes:

•	4,781,710 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2004, having a weighted average exercise price of $0.73 per share;

•	590,509 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2004, having a weighted average exercise price of $5.47 per share, of which warrants for 89,466 shares of common stock will terminate if not exercised prior to the closing of this offering;

•	416,666 shares of common stock issuable upon the automatic conversion of a $5.0 million convertible promissory note that we issued in November 2004, assuming an initial public offering price of $12.00 per share;

•	74,005 shares of common stock reserved for future grants under our 1999 Stock Plan as of September 30, 2004, and an increase in November 2004 of 420,000 shares of common stock reserved for issuance under our 1999 Stock Plan; and

•	an aggregate of 2,782,500 additional shares of common stock reserved for future issuance under our 2004 Equity Incentive Plan, which is an amendment and restatement of our 1999 Stock Plan, our 2004 Non-Employee Directors’ Stock Option Plan and our 2004 Employee Stock Purchase Plan, each of which was adopted by our Board of Directors in November 2004 and will become effective immediately upon the signing of the underwriting agreement for this offering. This number does not include additional shares that will be reserved in connection with automatic annual increases to the number of shares issuable under the terms of such plans, as described under “Management—Benefit Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	the conversion of all our outstanding shares of preferred stock into 21,444,684 shares of common stock upon the closing of this offering;

•	the filing of our amended and restated certificate of incorporation upon the closing of this offering;

•	no exercise of the underwriters’ over-allotment option; and

•	a 0.42-for-1 reverse split of our common stock and preferred stock effected on November 23, 2004.

Summary Consolidated Financial Data

The following table summarizes our consolidated financial data. The consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003 are derived from our consolidated audited financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the period from October 25, 1999 (inception) to December 31, 2000 have been derived from our consolidated audited financial statements not included in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2003 and 2004 and the period from October 25, 1999 (inception) through September 30, 2004 and the balance sheet data as of September 30, 2004 are derived from our consolidated unaudited financial statements which are included elsewhere in this prospectus. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	October 25, 1999 (Inception) Through December 31, 2000						Period from October 25, 1999 (Inception) Through September 30, 2004
		Years Ended December 31,			Nine Months Ended September 30,
		2001	2002	2003	2003	2004
					(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Contract revenue	$—	$—	$67	$—	$—	$—	$67
Operating expenses:
Research and development (1)	424	1,432	3,623	9,193	5,582	11,877	26,549
General and administrative (1)	211	548	1,415	1,848	1,322	4,101	8,123

Total operating expenses	635	1,980	5,038	11,041	6,904	15,978	34,672

Loss from operations	(635)	(1,980)	(4,971)	(11,041)	(6,904)	(15,978)	(34,605)
Interest income	8	4	66	72	29	215	365
Interest expense	—	—	(165)	—	—	—	(165)

Net loss	(627)	(1,976)	(5,070)	(10,969)	(6,875)	(15,763)	(34,405)
Accretion to redemption value of redeemable convertible preferred stock	—	—	(434)	(1,480)	(778)	(2,434)	(4,348)
Deemed dividend upon issuance of Series E redeemable convertible preferred stock	—	—	—	—	—	(23,435)	(23,435)

Net loss attributable to common stockholders	$(627)	$(1,976)	$(5,504)	$(12,449)	$(7,653)	$(41,632)	$(62,188)

Basic and diluted net loss per share attributable to common stockholders	$(0.32)	$(0.95)	$(1.78)	$(3.72)	$(2.31)	$(11.29)

Shares used to compute basic and diluted net loss per share attributable to common stockholders	1,930,182	2,081,572	3,093,558	3,344,557	3,311,899	3,686,506

Pro forma basic and diluted net loss per share attributable to common stockholders (unaudited) (2)				$(1.15)		$(2.09)

Shares used to compute pro forma basic and diluted net loss per share attributable to common stockholders (unaudited) (2)				10,815,018		19,933,092

(1) Includes non-cash stock-based compensation expense as follows:
Research and development	$—	$—	$—	$69	$10	$773	$842
General and administrative	—	—	—	61	29	1,716	1,777

Total	$—	$—	$—	$130	$39	2,489	$2,619

(2)    Assumes conversion of all outstanding shares of our redeemable convertible preferred stock. Please see Note 2 to our consolidated financial statements for an explanation of the method used to compute pro forma basic and diluted net loss per share attributable to common stockholders and the number of shares used in computing per share amounts.

The following table presents summary consolidated balance sheet data:

•	on an actual basis;

•	on a pro forma basis to give effect to our issuance in November 2004 of a $5.0 million convertible promissory note; and

•	on a pro forma as adjusted basis to give further effect to:

•	the conversion of all of our shares of preferred stock into an aggregate of 21,444,684 shares of common stock immediately prior to the closing of this offering;

•	the issuance of 416,666 shares of our common stock issuable upon the automatic conversion of the $5.0 million convertible promissory note that we issued in November 2004, assuming an initial public offering price of $12.00 per share; and

•	the sale of 5,000,000 shares of our common stock we are offering at an assumed initial public offering price of $12.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$47,553	$52,553	$106,653
Working capital	45,622	50,622	104,722
Total assets	50,119	55,119	109,219
Long-term liabilities	208	5,208	208
Redeemable convertible preferred stock	82,278	82,278	—
Deficit accumulated during the development stage	(34,406)	(34,406)	(34,406)
Total stockholders’ equity (deficit)	(35,016)	(35,016)	106,363

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Intellectual Property

Intellectual property rights, including in particular patent rights, play a critical role in the drug eluting stent sector of the medical device industry, and therefore in our business. We face significant risks relating to patents, both as to our own patent position as well as to patents held by third parties. These risks are summarized below. We describe in greater detail our patent position, and patents held by third parties that could impact our business, under the caption “Business—Patents and Proprietary Rights.” You should consider carefully the matters discussed under that caption and in the risk factors below in considering an investment in our common stock.

We believe that it is highly likely that one or more third parties will assert a patent infringement claim against us. If any such claim is successful, we could be enjoined, or prevented, from commercializing our COSTAR stent or other product candidates, and you should assume that a lawsuit asserting such a claim has been or will be filed against us.

There are numerous U.S. and foreign issued patents and pending patent applications owned by third parties with patent claims in areas that are the focus of our product development efforts. We are aware of patents owned by third parties, to which we do not have licenses, that relate to, among other things:

•	use of paclitaxel (in general or on a stent) to treat restenosis;

•	stent structure;

•	catheters used to deliver stents; and

•	stent manufacturing processes.

Based on the prolific litigation that has occurred in the stent industry and the fact that we may pose a competitive threat to some large and well-capitalized companies who own or control patents relating to stents and their use, manufacture and delivery, we believe that it is highly likely that one or more third parties will assert a patent infringement claim against the manufacture, use or sale of our COSTAR stent based on one or more of these patents. It is not unlikely that a lawsuit asserting patent infringement and related claims will be filed against us prior to the completion of this offering, and it is possible that a lawsuit may have already been filed against us of which we are not aware. Any lawsuit could seek to enjoin, or prevent, us from commercializing our COSTAR stent and may seek damages from us, and would likely be expensive for us to defend against. In particular, it has been reported that Boston Scientific plans to initiate litigation asserting patent infringement claims against us prior to commercialization of our COSTAR stent in the United States. We cannot predict when this lawsuit will be filed, and investors should assume that a lawsuit alleging that we have infringed or are infringing one or more patents controlled by Boston Scientific has been filed by Boston Scientific at or prior to the time of this offering. Although we have not otherwise received any definitive communications from third parties indicating that they intend to pursue patent infringement claims against us, we have received letters from third parties who have intellectual property rights in, or who have been actively involved in litigation or oppositions relating to, coronary stents, asserting that they may have rights to patents that are relevant to our operations or our stent platform and requesting the initiation of discussions. A court may determine that these patents are valid and infringed by us. A number of these patents are owned by very large and well-capitalized companies that are active participants in the stent market, such as Boston Scientific Corporation and Guidant Corporation. Several of these third party patents have been or are being asserted in litigation against purported infringers, demonstrating a willingness by the patent owners to litigate their claims. For a description of patents that we consider to pose a material litigation risk to us, see the discussion under the caption “Business—Patents and Proprietary Rights—Third-Party Patent Rights.” There may be patents in addition to those described under that caption that relate to aspects of our technology and that may materially and adversely affect our business. Moreover, because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that pose a material risk to us.

The stent and related markets have experienced rapid technological change and obsolescence in the past, and our competitors have strong incentives to stop or delay the introduction of new products and technologies. Some of the companies in these markets, such as Boston Scientific and Guidant Corporation, have been able to capture significant market share by introducing new technologies. These companies have maintained their position in the market by, among other things, establishing intellectual property rights relating to their products and enforcing these rights aggressively against their competitors and potential new entrants into the market. All of the major companies in the stent and related markets, including Boston Scientific Corporation, Johnson & Johnson, Guidant Corporation and Medtronic, have been repeatedly involved in patent litigation relating to stents since at least 1997. Recently filed patent litigation includes litigation between Boston Scientific and Johnson & Johnson relating to Boston Scientific’s drug eluting and bare metal stents and Johnson & Johnson’s drug eluting stent, as well as patent litigation by Advanced Cardiovascular Systems, a subsidiary of Guidant, against Boston Scientific relating to stent structure. Each company is claiming that the other company infringes its intellectual property. We may pose a competitive threat to many of the companies in the stent and related markets. Accordingly, many of these companies, especially Boston Scientific and others against which we would compete directly, will have a strong incentive to take steps, through patent litigation or otherwise, to prevent us from commercializing our COSTAR stent.

For example, Boston Scientific owns a series of patents, known as the “Kunz” patents, which cover the use of paclitaxel to treat restenosis generally and also to treat restenosis via a stent. Boston Scientific is currently asserting two of the Kunz patents in a patent infringement lawsuit in the Federal District Court in Delaware against Johnson & Johnson and Cordis Corporation, a subsidiary of Johnson & Johnson.

In addition, Angiotech Pharmaceuticals, Inc. is the owner of a number of patents, sometimes referred to as the “Hunter” patents, and has licensed from the U.S. government a number of other patents, sometimes referred to as the “Kinsella” patents, that also cover the use of paclitaxel coated stents to treat angiogenesis and restenosis. We understand that, in a 1997 license agreement, Angiotech granted co-exclusive sublicenses to Boston Scientific and Cook Inc. under these patents. On September 24, 2004, Angiotech announced that Cook elected to exit the coronary vascular field and focus on the development of paclitaxel-eluting peripheral vascular and gastrointestinal stents. Angiotech also announced that Cook returned all of its rights in the coronary vascular field under the 1997 license agreement to Angiotech. On November 23, 2004, Boston Scientific announced that they had become the only license holder of these rights in the coronary vascular field of use and had obtained the right to sublicense these rights. Angiotech announced that Cook will maintain its rights in the Angiotech patents in the field of paclitaxel-eluting peripheral vascular and gastrointestinal stents.

Boston Scientific owns other patents that may have a material adverse affect on us. These include a stent structure patent with claims covering an expanded stent with a plurality of cavities which are micro-holes or micro-slits that extend from the outer surface through the inner surface and which act as reservoirs for a substance.

In addition, Guidant owns a number of patents that could have a material adverse effect on us. These include the “Yock” family of patents that are directed to rapid exchange catheters, the “Lau” family of patents which claim rapid exchange catheters for stent delivery, another “Lau” family of patents directed to stent structures and the “Castro” patents, which are directed to a manufacturing process involving the application of a material to a stent.

While our products are in clinical trials, and prior to commercialization, we believe our activities in the United States related to the submission of data to the FDA fall within the scope of the exemptions that cover activities related to developing information for submission to the FDA and fall under general investigational use or similar laws in other countries. Accordingly, the fact that no third party has asserted a patent infringement claim against us to date should not be taken as an indication, or a level of comfort, that a patent infringement claim will not be asserted against us prior to or upon commercialization.

Whether we would, upon commercialization, infringe any patent claim will not be known with certainty unless and until a court interprets the patent claim in the context of litigation. If an infringement allegation is made against us, we may seek to invalidate the asserted patent claim and/or to allege non-infringement of the asserted patent claim. In order for us to invalidate a U.S. patent claim, we would need to rebut the presumption of validity afforded to issued patents in the United States with clear and convincing evidence of invalidity, which is a high burden of proof.

In the event that we are found to infringe any valid claim in a patent held by a third party, we may, among other things, be required to:

•	pay damages, including up to treble damages and the other party’s attorneys’ fees, which may be substantial;

•	cease the development, manufacture, use and sale of products that infringe the patent rights of others, including our COSTAR stent, through a court-imposed sanction called an injunction;

•	expend significant resources to redesign our technology so that it does not infringe others’ patent rights, or to develop or acquire non-infringing intellectual property, which may not be possible;

•	discontinue manufacturing or other processes incorporating infringing technology; and/or

•	obtain licenses to the infringed intellectual property, which may not be available to us on acceptable terms, or at all.

Any development or acquisition of non-infringing products or technology or licenses could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results. If we are required to, but cannot, obtain a license to valid patent rights held by a third party, we would likely be prevented from commercializing the relevant product. We believe that it is unlikely that we would be able to obtain a license to any necessary patent rights controlled by companies, like Boston Scientific, against which we would compete directly. This would include, for example, a license to the Kunz, Hunter or Kinsella patents. If we need to redesign products to avoid third-party patents, we may suffer significant regulatory delays associated with conducting additional studies or submitting technical, manufacturing or other information related to the redesigned product and, ultimately, in obtaining approval.

In addition, some of our agreements, including our agreement with Phytogen International LLC for the supply of paclitaxel, our distribution agreements with Biotronik AG and the St. Jude Medical affiliates and our supply agreements for laser-cut stents and catheters, require us to indemnify the other party in certain circumstances where our products have been found to infringe a patent or other proprietary rights of others. An indemnification claim against us may require us to pay substantial sums to our supplier, including its attorneys’ fees.

If we are unable to obtain and maintain intellectual property protection covering our products, others may be able to make, use or sell our products, which would adversely affect our market share, and, therefore, our revenues.

Our ability to protect our drug eluting stent technology from unauthorized or infringing use by third parties depends substantially on our ability to obtain and maintain valid and enforceable patents. Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering medical devices and pharmaceutical inventions and the scope of claims made under these patents, our ability to obtain and enforce patents is uncertain and involves complex legal and factual questions. Accordingly, rights under any of our issued patents may not provide us with commercially meaningful protection for our drug eluting stents or afford us a commercial advantage against our competitors or their competitive products or processes. In addition, patents may not issue from any pending or future patent applications owned by or licensed to us, and moreover, patents that have issued to us or may issue in the future may not be valid or enforceable. Further, even if valid and enforceable, our patents may not be sufficiently broad to prevent others from marketing stents like ours, despite our patent rights.

The validity of our patent claims depends, in part, on whether prior art references described or rendered obvious our inventions as of the filing date of our patent applications. We may not have identified all prior art, such as U.S. and foreign patents or published applications or published scientific literature, that could adversely affect the validity of our issued patents or the patentability of our pending patent applications. For example, patent applications in the United States are maintained in confidence for up to 18 months after their filing. In some cases, however, patent applications remain confidential in the U.S. Patent and Trademark Office, which we refer to as the U.S. Patent Office, for the entire time prior to issuance as a U.S. patent. Patent applications filed in countries outside the United States are not typically published until at least 18 months from their first filing date. Similarly, publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Therefore, we cannot be certain that we were the first to invent, or the first to file patent applications relating to, our stent technologies. In the event that a third party has also filed a U.S. patent application covering our stents or a similar invention, we may have to participate in an adversarial proceeding, known as an interference, declared by the U.S. Patent Office to determine priority of invention in the United States. It is possible that we may be unsuccessful in the interference, resulting in a loss of some portion or all of our U.S. position. The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

We may initiate litigation to enforce our patent rights, which may prompt our adversaries in such litigation to challenge the validity, scope or enforceability of our patents. If a court decides that our patents are not valid, not enforceable or of a limited scope, we will not have the right to stop others from using our inventions.

We also rely on trade secret protection to protect our interests in proprietary know-how and for processes for which patents are difficult to obtain or enforce. We may not be able to protect our trade secrets adequately. In addition, we rely on non-disclosure and confidentiality agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary technology. These agreements may be breached, and we may not have adequate remedies for any breach. Moreover, others may independently develop equivalent proprietary information, and third parties may otherwise gain access to our trade secrets and proprietary knowledge. Any disclosure of confidential data into the public domain or to third parties could allow our competitors to learn our trade secrets and use the information in competition against us.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

There has been substantial litigation and other proceedings regarding patent and intellectual property rights in the medical device industry generally and the drug eluting stent industry in particular. We may be forced to defend claims of infringement brought by our competitors and others, and we may institute litigation against others who we believe are infringing our intellectual property rights. The outcome of patent litigation is subject to substantial uncertainties, especially in medical device-related patent cases that may, for example, turn on the interpretation of claim language by the court which may not be to our advantage, and also the testimony of experts as to technical facts upon which experts may reasonably disagree. Our involvement in intellectual property litigation could result in significant expense. Some of our competitors, such as Boston Scientific and Guidant, have considerable resources available to them and a strong economic incentive to undertake substantial efforts to stop or delay us from bringing our COSTAR stent to market and achieving market acceptance. We, on the other hand, are a development stage company with comparatively few resources available to us to engage in costly and protracted litigation. Moreover, regardless of the outcome, intellectual property litigation against or by us could significantly disrupt our development and commercialization efforts, divert our management’s attention and quickly consume our financial resources.

If third parties file patent applications or are issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings with the U.S. Patent Office or in other proceedings outside the United States, including oppositions, to determine priority of invention or patentability. Even if we are successful in these proceedings, we may incur substantial costs, and the time and attention of our management and scientific personnel will be diverted in pursuit of these proceedings.

Risks Related To Our Business

We will depend heavily on the success of our lead product candidate, our COSTAR stent, which is still in development. If we are unable to commercialize our COSTAR stent or experience significant delays in doing so, our ability to generate revenue will be significantly delayed and our business will be harmed.

We have invested all of our product development time and resources in our drug eluting stent technology, which we intend to commercialize initially in the form of our COSTAR stent. We anticipate that in the near term our ability to generate revenues will depend solely on the successful development, regulatory approval and commercialization of our COSTAR stent. If we are not successful in the completion of clinical trials for the development, approval and commercialization of our COSTAR stent, we may never generate any revenues and may be forced to cease operations. Although we are investigating the potential applicability of our stent technology to the treatment of an acute myocardial infarction, or AMI, we do not expect to seek regulatory approval of this product candidate for many years, if at all.

The commercial success of our COSTAR stent will depend upon successful completion of clinical trials, manufacturing commercial supplies, obtaining marketing approval, successfully launching the product and acceptance of the product by the medical community and third party payors as clinically useful, cost-effective and safe. If the data from our clinical trials is not satisfactory, we may not proceed with our planned filing of applications for regulatory approvals or we may be forced to delay the filings. Even if we file an application for approval with satisfactory clinical data, the FDA or foreign regulatory authorities may not accept our filing, or may request additional information, including data from additional clinical trials. The FDA or foreign regulatory authorities may also approve our COSTAR stent for very limited purposes with many restrictions on its use, may delay approval, or ultimately, may not grant marketing approval for our COSTAR stent. Even if we do receive FDA or foreign regulatory approval, we may be unable to gain market acceptance by the medical community and third party payors.

We do not have the necessary regulatory approvals to market our COSTAR stent or other product candidates, and we may never obtain regulatory approval.

We do not have the necessary regulatory approvals to market our COSTAR stent or any other product in the United States or in any foreign market. The regulatory approval process for our COSTAR stent involves, among other things, successfully completing clinical trials and obtaining FDA approval of a premarket approval application, or PMA, and obtaining equivalent foreign market approvals, including taking the steps necessary for our COSTAR stent to bear CE marking in the European Community. We cannot assure you that we will obtain the necessary regulatory approvals to market our COSTAR stent in the United States or abroad.

Our COSTAR stent is a combination product that will be regulated primarily as a class III medical device in the United States, which cannot be commercially distributed until the FDA approves our PMA. The premarket approval process can be expensive and uncertain, requires detailed and comprehensive scientific and other data, generally takes several years and may never result in the FDA granting premarket approval. We will also have to obtain similar, or in some cases more stringent, foreign marketing approval in order to commercialize our product candidates outside of the United States. If we do not obtain the requisite regulatory or marketing approvals, we will be unable to market our COSTAR stent and may never recover any of the substantial costs we have invested in the development of our COSTAR stent.

If our pre-clinical tests or clinical trials for our COSTAR stent or other product candidates do not meet safety or efficacy endpoints, or if we experience significant delays in these tests or trials, our ability to commercialize our COSTAR stent or other product candidates and our financial position will be impaired.

Before marketing our COSTAR stent or any other product candidate, we must successfully complete pre-clinical studies and clinical trials that demonstrate that the product is safe and effective. Product development, including pre-clinical studies and clinical testing, is a long, expensive and uncertain process and is subject to delays. It may take us several years to complete our testing, if at all, and a trial may fail at any stage. For example, we discovered that the dosage formulations for our SCEPTER trial were not ideal, and we decided not to complete the data analysis from this trial.

The results of pre-clinical or clinical studies do not necessarily predict future clinical trial results, and acceptable results in early studies might not be seen in later studies. For example, the four-month follow-up data from our PISCES study may not be sustained in later follow-up of patients in the trial, and we may discover unanticipated side effects. Any pre-clinical or clinical test may fail to produce results satisfactory to the FDA or foreign regulatory authorities. Pre-clinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval.

We intend to design the protocol of our planned pivotal U.S. clinical trial for our COSTAR stent based in part on prior clinical trials that used different stents. The results of these prior clinical trials may not be indicative of the clinical results we would obtain for our U.S. pivotal clinical trial.

We intend to commercialize our drug eluting stent technology in the form of our COSTAR stent, which is a cobalt chromium, paclitaxel eluting stent. We have only limited clinical data on our COSTAR stent, which we derived from the COSTAR I study. Our other prior clinical trials used either a bare metal stainless steel stent or a stainless steel, paclitaxel eluting stent. In addition to using a different metal than used in our COSTAR stent, the stainless steel stent had slightly different dimensions than our COSTAR stent. We intend to design the protocol, including the dosage formulations, for our planned U.S. pivotal clinical trial based on the results of these prior clinical trials. This trial is being designed in large part based on the results of our PISCES study, which used a stainless steel, paclitaxel eluting form of our stent technology, as well as on the results of our COSTAR I study. Currently, we have only four-month follow-up data from these studies.

The results of these prior trials may not be indicative of the behavior of, and therefore the clinical results we will obtain with, our COSTAR stent. If results at least as favorable as the four-month results in our PISCES and COSTAR I studies are not observed in subsequent clinical trials, our development efforts will be delayed or halted and our business may be harmed.

The clinical results we have reported to date are after four-month follow-up, and may not be indicative of future clinical results.

The clinical results we have reported to date are limited to four-month follow-up data from our PISCES study and our COSTAR I study. The pivotal trial we are conducting for marketing approval in the European Community, EuroSTAR, will report six-month follow-up data, and our planned U.S. pivotal clinical trial, COSTAR II, will require at least eight-month follow-up data. The four-month results from our PISCES and COSTAR I studies may not be indicative of the clinical results obtained when we examine the patients at a later date. While the stainless steel, paclitaxel eluting stent has shown favorable results after four months in our PISCES study, it is possible that the results are not durable, and that the long-term results we obtain with our COSTAR stent may not show similar effectiveness.

Our current and planned clinical trials may not begin on time, or at all, and may not be completed on schedule, or at all.

The commencement or completion of any of our clinical trials may be delayed or halted for numerous reasons, including, but not limited to, the following:

•	the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

•	patients do not enroll in clinical trials at the rate we expect;

•	patients are not followed-up at the rate we expect;

•	patients experience adverse side effects;

•	patients die during a clinical trial for a variety of reasons, including the advanced stage of their disease and medical problems, which may not be related to our product candidates;

•	third party clinical investigators do not perform our clinical trials on our anticipated schedule or consistent with the clinical trial protocol and good clinical practices, or other third party organizations do not perform data collection and analysis in a timely or accurate manner;

•	regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials if investigators find us not to be in compliance with regulatory requirements;

•	changes in governmental regulations or administrative actions;

•	the interim results of the clinical trial are inconclusive or negative; or

•	our trial design, although approved, is inadequate to demonstrate safety and/or efficacy.

Before we can commence our planned U.S. pivotal clinical trial for our COSTAR stent, an investigational device exemption, or IDE, application must be approved by the FDA. Although we currently anticipate submitting an IDE application to the FDA in 2005, the timing of our IDE submission or the FDA’s approval may be delayed for a number of reasons. For example, in animal studies, we observed evidence of small cracks in the previous design of our COSTAR stent. Accordingly, we modified the design of our COSTAR stent in mid-2004, which we believe eliminated the potential for the small cracks we observed in the animal studies. We anticipate our IDE submission will be based, in part, on data from trials conducted with the previous stent design. The FDA may require us to conduct additional studies with the modified stent, which could delay the timing of our IDE submission and/or FDA approval to commence the trial. The FDA may also require us to conduct additional studies of our COSTAR stent since a significant percentage of the patients evaluated in our clinical trials to date were treated with our paclitaxel eluting stainless steel stent. Additionally, the FDA may require us to conduct additional studies of our COSTAR stent at the paclitaxel dose to be used in our planned U.S. pivotal clinical trial. Discussions with the FDA regarding other aspects of our planned clinical trial may also delay the submission of our IDE application or the FDA’s approval of the application.

Clinical trials may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. For example, the FDA may require that we enroll 2,000 or more patients for our U.S. pivotal clinical trial for our COSTAR stent. Patient enrollment in clinical trials and completion of patient follow-up in clinical trials depend on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites and the eligibility criteria for the study and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures to assess the safety and effectiveness of our COSTAR stent, or they may be persuaded to participate in contemporaneous trials of competitive products. In addition, patients participating in our clinical trials may die before completion of the trial or suffer adverse medical effects unrelated to our COSTAR stent. Delays in patient enrollment or failure of patients to continue to participate in a study may cause an increase in costs and delays or result in the failure of the trial.

Our development costs will increase if we have material delays in our clinical trials or if we need to perform more or larger clinical trials than planned. Adverse events during a clinical trial could cause us to repeat a trial, terminate a trial or cancel the entire program.

Problems with the stent to be used in the control group could adversely affect our planned U.S. pivotal clinical trial for our COSTAR stent.

Our planned U.S. pivotal clinical trial of our COSTAR stent could be significantly delayed or harmed if we experience problems with the stent to be used in the control group for this trial. We plan to use one of the two currently marketed drug eluting stents, Johnson & Johnson’s CYPHER™ stent and Boston Scientific’s TAXUS™ Express2™ stent, as the control stent in our planned U.S. pivotal clinical trial. In July 2004, Boston Scientific announced the recall of approximately 85,000 TAXUS™ Express2™ stent systems and approximately 11,000 Express2™ stent systems due to characteristics in the delivery catheters that have the potential to impede balloon deflation during a coronary angioplasty procedure. In August 2004, Boston Scientific announced that it would recall an additional 3,000 TAXUS™ Express2™ stents. If prior to or during the enrollment and treatment period for our planned U.S. pivotal clinical trial, there is a recall of the control stent or the control stent is removed from the market, our trial would likely be substantially delayed. The FDA could also require us to redesign the trial based on an alternative control stent. Any significant delay or redesign would significantly delay and potentially impair our ability to commercialize our COSTAR stent.

We may not be successful in our efforts to expand our portfolio of products and develop additional drug delivery technologies.

A key element of our strategy is to discover, develop and commercialize a portfolio of new products in addition to our COSTAR stent. We are seeking to do so through our internal research programs and intend to explore strategic collaborations for the development of new products utilizing our stent technology. Research programs to identify new disease targets, product candidates and delivery techniques require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for many reasons, including the following:

•	the research methodology used may not be successful in identifying potential product candidates;

•	competitors may develop alternatives that render our product candidates obsolete;

•	our delivery technologies may not safely or efficiently deliver the drugs; and

•	product candidates may on further study be shown to have harmful side effects or other characteristics that indicate they are unlikely to be effective.

Our strategy also includes exploring the use of compounds and drugs other than paclitaxel for the treatment of restenosis and other indications. We may not be able obtain any necessary licenses to promising compounds or drugs on reasonable terms, if at all. In addition, our strategy includes substantial reliance on strategic collaborations with others to develop new products. If these collaborators do not prioritize and commit substantial resources to these collaborations, or if we are unable to secure successful collaborations on acceptable business terms, we may be unable to discover suitable potential product candidates or develop additional delivery technologies and our business prospects will suffer.

Pre-clinical development is a long, expensive and uncertain process, and we may terminate one or more of our pre-clinical development programs.

We may determine that certain pre-clinical product candidates or programs do not have sufficient potential to warrant the allocation of resources, such as the potential development of our stent technology for the treatment of AMI. Accordingly, we may elect to terminate our programs for such product candidates. If we terminate a pre-

clinical program in which we have invested significant resources, our prospects will suffer, as we will have expended resources on a program that will not provide a return on our investment and will have missed the opportunity to have allocated those resources to potentially more productive uses.

We depend on single source suppliers for our COSTAR stent components, manufacturing components, and the active drug used in our COSTAR stent. The loss of these suppliers could delay our clinical trials or prevent or delay commercialization of our COSTAR stent.

We rely on third parties to supply us with the critical components and the active drug, paclitaxel, used in our COSTAR stent. Phytogen International LLC is our sole supplier of paclitaxel. Our agreement with Phytogen restricts our ability to commercialize products that incorporate paclitaxel we purchase from third parties, and there is a limited number of alternative suppliers that are capable of manufacturing paclitaxel and are willing, or legally able, to do so. In addition, the agreement permits Phytogen to manufacture and supply paclitaxel to others. If Phytogen is unable or refuses to meet our demand for paclitaxel, if Phytogen terminates its agreement with us or if Phytogen’s supplies do not meet quality and other specifications, the development and commercialization of our COSTAR stent could be prevented or delayed. To date, our paclitaxel requirements have consisted of quantities that we need to conduct our pre-clinical and clinical trials. If we obtain market approval for our COSTAR stent, we anticipate that we will require substantially larger quantities of paclitaxel. Phytogen may not provide us with sufficient quantities of paclitaxel that meet quality and other specifications, and we may not be able to locate an alternative supplier of paclitaxel in a timely manner or on commercially reasonable terms, if at all.

We do not have long-term contracts with our third party suppliers of stent delivery catheters or the cobalt chromium tubing and laser-precision cutting process required to produce our COSTAR stent. In addition, we do not have long-term contracts with our third party suppliers of some of the equipment and components that are used in our manufacturing process. Except for the suppliers of our laser-cut stents and stent delivery catheters, none of our suppliers have agreed to maintain a guaranteed level of production capacity. Furthermore, suppliers that have guaranteed a level of production capacity may still be unable to satisfy our supply needs. Establishing additional or replacement suppliers for these components may take a substantial amount of time. We may also have difficulty obtaining similar components from other suppliers that are acceptable to the FDA or foreign regulatory authorities. Furthermore, since some of these suppliers are located outside of the United States, we are subject to foreign export laws and U.S. import and customs regulations, which complicate and could delay shipments to us. Some of the manufacturers of stent components are also our competitors and may be reluctant to supply components to us on favorable terms, if at all.

If we have to switch to replacement suppliers, we may face additional regulatory delays and the manufacture and delivery of our COSTAR stent could be interrupted for an extended period of time, which may delay completion of our clinical trials or commercialization of our COSTAR stent. In addition, we will be required to obtain regulatory clearance from the FDA or foreign regulatory authorities to use different suppliers or components that may not be as safe or as effective. As a result, regulatory approval of our COSTAR stent may not be received on a timely basis or at all.

We have limited manufacturing capabilities and manufacturing personnel, and if our manufacturing facilities are unable to provide an adequate supply of products, our growth could be limited and our business could be harmed.

We currently manufacture our COSTAR stent at our facilities in Menlo Park, California, and we are currently establishing manufacturing capacity in Ireland to manufacture our COSTAR stent for sale outside of the United States. If there were a disruption to our existing manufacturing facility, we would have no other means of manufacturing our COSTAR stent until we were able to restore the manufacturing capability at our facility or develop alternative manufacturing facilities. If we were unable to produce sufficient quantities of our COSTAR stent for use in our current and planned clinical trials, or if our manufacturing process yields substandard stents, our development and commercialization efforts would be delayed.

We currently have limited resources, facilities and experience to commercially manufacture our product candidates. In order to produce our COSTAR stent in the quantities that we anticipate will be required to meet anticipated market demand, we will need to increase, or “scale up,” the production process by a significant factor over the current level of production. There are technical challenges to scaling-up manufacturing capacity, and developing commercial-scale manufacturing facilities would require the investment of substantial additional funds and hiring and retaining additional management and technical personnel who have the necessary manufacturing experience. We may not successfully complete any required scale-up in a timely manner or at all. If we are unable to do so, we may not be able to produce our COSTAR stent in sufficient quantities to meet the requirements for the launch of the product or to meet future demand, if at all. If we develop and obtain regulatory approval for our COSTAR stent and are unable to manufacture a sufficient supply of our COSTAR stent, our revenues, business and financial prospects would be adversely affected. In addition, if the scaled-up production process is not efficient or produces stents that do not meet quality and other standards, our future gross margins may decline.

In addition, while we have validated our manufacturing process for consistency, we have experienced drug release kinetic variability within and between manufacturing lots, and we may experience similar issues in the future. Manufacturing lot variability may result in unfavorable clinical trial results.

Additionally, any damage to or destruction of our Menlo Park facilities or our equipment, prolonged power outage or contamination at our facility would significantly impair our ability to produce our COSTAR stents. For example, because our Menlo Park facilities are located in a seismic zone, we face the risk that an earthquake may damage our facilities and disrupt our operations.

Our manufacturing facilities and the manufacturing facilities of our suppliers must comply with applicable regulatory requirements. If we fail to achieve regulatory approval for these manufacturing facilities, our business and our results of operations would be harmed.

Completion of our clinical trials and commercialization of our product candidates require access to, or the development of, manufacturing facilities that meet applicable regulatory standards to manufacture a sufficient supply of our products. Although we are currently in the process of establishing a manufacturing facility in Ireland for products to be sold outside of the United States, our manufacturing facility may not meet applicable foreign regulatory requirements or standards at acceptable cost and on a timely basis. In addition, the FDA must approve facilities that manufacture our products for U.S. commercial purposes, as well as the manufacturing processes and specifications for the product. Suppliers of components of, and products used to manufacture, our products must also comply with FDA and foreign regulatory requirements, which often require significant time, money and record-keeping and quality assurance efforts and subject us and our suppliers to potential regulatory inspections and stoppages. Our suppliers may not satisfy these requirements. If we or our suppliers do not achieve required regulatory approval for our manufacturing operations, our commercialization efforts could be delayed, which would harm our business and our results of operations.

Quality issues in our manufacturing processes could delay our clinical development and commercialization efforts.

The production of our COSTAR stent must occur in a highly controlled, clean environment to minimize particles and other yield- and quality-limiting contaminants. In spite of stringent quality controls, weaknesses in process control or minute impurities in materials may cause a substantial percentage of defective products in a lot. If we are not able to maintain stringent quality controls, or if contamination problems arise, our clinical development and commercialization efforts could be delayed, which would harm our business and our results of operations.

Our COSTAR stent may never achieve market acceptance even if we obtain regulatory approvals.

Even if we obtain regulatory approval, our COSTAR stent, or any other drug delivery device that we may develop, may not gain market acceptance among physicians, patients, health care payors and the medical community. The degree of market acceptance of any of our drug delivery devices that we may develop will depend on a number of factors, including:

•	the perceived effectiveness of the product;

•	the prevalence and severity of any side effects;

•	potential advantages over alternative treatments;

•	the strength of marketing and distribution support; and

•	sufficient third party coverage or reimbursement.

If our COSTAR stent, or any other drug delivery device that we may develop, is approved but does not achieve an adequate level of acceptance by physicians, healthcare payors and patients, we may not generate product revenue and we may not become profitable.

If we fail to obtain an adequate level of reimbursement for our products by third party payors, there may be no commercially viable markets for our product candidates or the markets may be much smaller than expected.

The availability and levels of reimbursement by governmental and other third party payors affect the market for our product candidates. The efficacy, safety, performance and cost-effectiveness of our product candidates and of any competing products will determine the availability and level of reimbursement. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government sponsored healthcare and private insurance. To obtain reimbursement or pricing approval in some countries, we may be required to produce clinical data, which may involve one or more clinical trials, that compares the cost-effectiveness of our products to other available therapies. We may not obtain international reimbursement or pricing approvals in a timely manner, if at all. Our failure to receive international reimbursement or pricing approvals would negatively impact market acceptance of our products in the international markets in which those approvals are sought. Although we intend to commercialize our COSTAR stent in India, India does not currently have a reimbursement infrastructure, and we do not anticipate that the commercialization of our COSTAR stent in India will provide us with any significant revenues.

We believe that future reimbursement may be subject to increased restrictions both in the United States and in international markets. Future legislation, regulation or reimbursement policies of third party payors may adversely affect the demand for our products currently under development and limit our ability to sell our product candidates on a profitable basis. In addition, third party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for healthcare products and services. If reimbursement for our products is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels, market acceptance of our products would be impaired and our future revenues, if any, would be adversely affected.

If we are unable to establish sales and marketing capabilities or enter into and maintain arrangements with third parties to sell and market our COSTAR stent, our business may be harmed.

We do not have a sales organization and have no experience as a company in the sales, marketing and distribution of drug eluting stents or other medical devices. To market and sell our COSTAR stent internationally, we have entered into distribution agreements with third parties and anticipate that we will have to enter into additional distribution arrangements. Our existing distribution agreements are generally short-term in duration, and we will have to pursue alternative distributors if the other parties to these distribution agreements terminate or elect not to renew their agreements with us. If our relationships with our distributors do not progress as anticipated, or if their sales and marketing strategies fail to generate sales of our products in the future, our business, financial condition and results of operations would be harmed.

If our COSTAR stent is approved for commercial sale in the United States, we currently plan to establish our own sales force to market it in the United States. If we develop our own marketing and sales capabilities, our sales force will be competing with the experienced and well-funded marketing and sales operations of our competitors. Developing a sales force is expensive and time consuming and could delay or limit the success of any product launch. We may not be able to develop this capacity on a timely basis or at all. If we are unable to establish sales and marketing capabilities, we will need to contract with third parties to market and sell our COSTAR stent in the United States. To the extent that we enter into arrangements with third parties to perform sales, marketing and distribution services in the United States, our product revenues could be lower than if we directly marketed and sold our COSTAR stent, or any other drug delivery device that we may develop. Furthermore, to the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenues received will depend on the skills and efforts of others, and we do not know whether these efforts will be successful. Some of our existing or future distributors may have products or product candidates that compete with ours, and they may have an incentive not to devote sufficient efforts to marketing our products. For example, Biotronik AG, with whom we have an agreement that primarily covers European distribution, is developing an absorbable magnesium alloy stent. If we are unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate product revenue and may not become profitable.

The medical device industry is highly competitive and subject to rapid technological change. If our competitors are better able to develop and market products that are safer and more effective than any products that we may develop, our commercial opportunity will be reduced or eliminated.

The medical device industry is highly competitive and subject to rapid and profound technological change. Our success depends, in part, upon our ability to maintain a competitive position in the development of technologies and products in the drug delivery field.

We face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions in the United States and abroad. Our principal competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. For example, Johnson & Johnson and Boston Scientific, two companies with far greater financial and marketing resources than we possess, have both developed, and are actively marketing, drug eluting stents which have been approved by the FDA. We may be unable to demonstrate that our COSTAR stent offers any advantages over Johnson & Johnson’s CYPHER™ stent or Boston Scientific’s TAXUS™ Express2™ stent. In addition, in August 2004, Boston Scientific announced that it had begun enrolling patients in a pivotal study to support commercialization of its new TAXUS™ Liberte™ coronary stent as a platform for its paclitaxel eluting coronary stent system. Boston Scientific has stated that the trial is designed to assess the safety and efficacy of a slow-release dose formulation for the treatment of coronary disease and that the TAXUS™ Liberte™ stent system is designed to further enhance deliverability and conformability, particularly in challenging lesions. Many other large companies, including Guidant Corporation, Medtronic Inc. and Abbott Laboratories, among others, are reportedly developing drug eluting stents. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with, or mergers with or acquisitions by, large and established companies or through the development of novel products and technologies.

Our competitors may:

•	develop and patent processes or products earlier than us;

•	obtain regulatory approvals for competing products more rapidly than us; and

•	develop more effective or less expensive products or technologies that render our technology or product candidates obsolete or non-competitive.

The industry in which we operate has undergone, and is expected to continue to undergo, rapid and significant technological change, and we expect competition to intensify as technical advances are made. Our competitors may develop and commercialize stents or other medical device or pharmaceutical products that are safer or more effective, have fewer side effects or are less expensive than any products that we may develop. For example, we are aware of companies that are developing various other less-invasive technologies for treating cardiovascular disease, which could make our stent platform obsolete. We also compete with our competitors in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

If the third parties on whom we rely to conduct our clinical trials and to assist us with pre-clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We do not have the ability to independently conduct clinical trials for our product candidates, and we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct our clinical trials. In addition, we rely on third parties to assist with our pre-clinical development of product candidates. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates on a timely basis, if at all. Furthermore, our third party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control. For instance, one of our competitors is a major supplier of the intravascular ultrasound, or IVUS, catheters used in our clinical trials to measure percent volume obstruction, or the volume of the lumen, or the inner channel of the artery through which blood flows, in the stent occupied by restenotic tissue. If the supply of IVUS catheters to our clinical trial sites is interrupted, our clinical trials may be delayed or terminated.

Our product candidates are based on a new technology, and we have only limited experience in regulatory affairs, which may affect our ability or the time required to obtain necessary regulatory approvals, if at all.

Drug eluting stents were introduced in the U.S. marketplace in 2003. To date, the FDA has approved only Boston Scientific’s TAXUS™ Express2™ and Johnson & Johnson’s CYPHER™ drug eluting stents for commercial sale. Because drug eluting stents are relatively new, regulatory agencies, including the FDA, may be slower in evaluating product candidates. For example, there are currently several measures of restenosis, including binary restenosis rate, in-stent late loss, in-segment late loss, percentage volume obstruction and percentage diameter loss. Treatments may exhibit a favorable measure using one of these metrics and an unfavorable measure using another metric. It has not been settled which of these metrics, or another metric, is the ideal measure for evaluating the clinical effectiveness of stents. It is possible that a change in the accepted metrics may result in reconfiguration and delays in our clinical trials or our COSTAR stent being considered not to be clinically effective.

Furthermore, unlike surface-coated stents, our product candidates are based on drug delivery polymer reservoirs. Because there are currently no approved products based on this technology, the regulatory requirements governing this type of product may be more rigorous or less clearly established than those for already approved surface-coated stents or other vascular drug delivery devices. In addition, our COSTAR stent has not been approved for use as a bare stent, and we do not expect to obtain FDA approval for this stent as a bare stent prior to filing our PMA with the FDA. We must provide the FDA and foreign regulatory authorities with pre-clinical and clinical data that demonstrate that our product candidates are safe and effective before they can be approved for commercial sale. We have only limited experience in filing and prosecuting the applications necessary to gain regulatory approvals, and our clinical staff is currently composed of only six employees. As a result, we may experience a longer regulatory process in connection with obtaining regulatory approvals for our product candidates.

Even if our products are approved by regulatory authorities, if we fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data and promotional activities for such product, will be subject to continual review and periodic inspections by the FDA and other regulatory bodies. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturer or manufacturing problems or failure to comply with regulatory requirements, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recall, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad.

We intend to market our products in international markets. In order to market our products in the European Community and many other foreign jurisdictions, we must obtain separate regulatory approvals. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval in addition to other risks. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.

We have incurred losses since inception and anticipate that we will incur continued losses for the foreseeable future.

We are a development stage company with a limited operating history. As of September 30, 2004, we had a deficit accumulated during the development stage of $34.4 million. We have incurred net losses in each year since our inception in 1999, including net losses of $11.0 million for the year ended December 31, 2003 and $15.8 million for the nine months ended September 30, 2004. We expect to continue to incur significant and increasing operating losses for the next several years. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

Because of the numerous risks and uncertainties associated with developing medical devices, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Currently, we have no products available for commercial sale, and, to date, we have not generated any product revenue. We have financed our operations and internal growth primarily through private placements of equity securities and convertible promissory notes. We have devoted substantially all of our efforts to research and development, including clinical trials.

We expect our research and development expenses to increase in connection with the conduct of our clinical trials. We also expect to incur significant costs to construct our planned manufacturing facilities in Ireland. If we complete our initial public offering, we expect that our general and administrative and legal costs will increase due to the additional operational and regulatory burdens applicable to public companies. In addition, subject to regulatory approval of any of our product candidates, we expect to incur sales and marketing and increased manufacturing expenses.

We may need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

We may need to raise substantial additional capital to:

•	fund our operations and clinical trials;

•	continue our research and development;

•	scale up our manufacturing operations;

•	defend, in litigation or otherwise, any claims that we infringe third party patent or other intellectual property rights; and

•	commercialize our product candidates, if any such product candidates receive regulatory approval for commercial sale.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalent balances and interest we earn on these balances, will be sufficient to meet our anticipated cash requirements through at least the first half of 2006. However, our future funding requirements will depend on many factors, including:

•	the scope, rate of progress and cost of our clinical trials and other research and development activities;

•	future clinical trial results;

•	the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

•	the cost of defending, in litigation or otherwise, any claims that we infringe third party patent or other intellectual property rights;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the cost and timing of regulatory approvals;

•	the cost and timing of establishing sales, marketing and distribution capabilities;

•	the cost of establishing clinical and commercial supplies of our product candidates and any products that we may develop;

•	the effect of competing technological and market developments;

•	licensing technologies for future development; and

•	the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Until we can generate a sufficient amount of product revenue, if ever, we expect to finance future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements, as well as through interest income earned on cash balances.

If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve restrictive covenants. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it will be necessary to relinquish some rights to our technologies or our product candidates, or grant licenses on terms that are not favorable to us. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets or delay, reduce the scope of or eliminate some or all of our development programs.

We depend on our officers, and if we are not able to retain them or recruit additional qualified personnel, our business will suffer.

We are highly dependent on our Chairman and Chief Executive Officer, Dr. Frank Litvack, and our Chief Technology Officer, John F. Shanley, and our other officers. Due to the specialized knowledge each of our officers possesses with respect to interventional cardiology and our operations, the loss of service of any of our officers could delay or prevent the successful completion of our clinical trials and the commercialization of our COSTAR stent. Each of our officers may terminate their employment without notice and without cause or good reason. We do not carry key person life insurance on our officers.

In addition, our growth will require hiring a significant number of qualified scientific, commercial and administrative personnel. Accordingly, recruiting and retaining such personnel in the future will be critical to our success. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. Our offices are located in the San Francisco Bay Area, where competition for personnel with healthcare industry skills is intense. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.

If we are unable to manage our expected growth, we may not be able to commercialize our product candidates, including our COSTAR stent.

We expect to rapidly expand our operations and grow our research and development, product development and administrative operations, including the establishment of a manufacturing facility in Ireland. This expansion has placed, and is expected to continue to place, a significant strain on our management and operational and financial resources. In particular, the commencement of our planned U.S. pivotal clinical trial will consume a significant portion of management’s time and our financial resources. To manage any further growth and to commercialize our COSTAR stent, we will be required to improve existing and implement new operational and financial systems, procedures and controls and expand, train and manage our growing employee base. Our current and planned personnel, systems, procedures and controls may not be adequate to support our anticipated growth. If we are unable to manage our growth effectively, our business could be harmed.

If we do not achieve our projected development goals in the time frames we announce and expect, the commercialization of our product candidates may be delayed and, as a result, our stock price may decline.

From time to time, we estimate and publicly announce (including in this prospectus) the timing of the accomplishment of various clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones include the submission to the FDA of an IDE application to commence our U.S. pivotal clinical trial for our COSTAR stent, the enrollment of patients in our clinical trials, the release of data from our clinical trials and other clinical and regulatory events. These estimates are based on a variety of assumptions. The actual timing of these milestones can vary dramatically compared to our estimates, in some cases for reasons beyond our control. If we do not meet these milestones as publicly announced, the commercialization of our products may be delayed and, as a result, our stock price may decline.

Changes in foreign currency exchange rates may increase our expenses or reduce our revenues.

If we obtain regulatory approval, we intend to market our COSTAR stent in foreign markets by contracting with distributors. The related distribution agreements may provide for payments in a foreign currency. For example, our current distribution agreement with Biotronik AG provides for payments to us in euros. In addition, we are currently developing a manufacturing facility in Ireland, for which we expect to incur expenses, including construction expenses, rental payments and employees salaries, denominated in euros. Our contracts for conducting certain of our clinical trials in Europe are also denominated in euros. Accordingly, if the euro strengthens against the U.S. dollar, our expenses related to our foreign clinical trials and Ireland facilities will increase, and if the U.S. dollar strengthens against the euro, our payments from Biotronik, if any, will decrease.

We may become exposed to fluctuations in other foreign currencies in the future, and our exposure to foreign currency exchange rates may adversely affect our results of operations.

Risks Related To Our Industry

Legislative or regulatory reform of the healthcare system may affect our ability to sell our products profitably.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the regulatory and healthcare systems in ways that could impact our ability to sell our products profitably, if at all. In the United States in recent years, new legislation has been proposed at the federal and state levels that would effect major changes in the healthcare system. In addition, new regulations and interpretations of existing healthcare statutes and regulations are frequently adopted. For example, the Office of Inspector General of the U.S. Department of Health and Human Services, or OIG, has announced that during the 2005 fiscal year, it will review in-patient and out-patient claims involving arterial stent implantation to determine whether Medicare payments for these services were appropriate. A determination by the OIG that inappropriate billing of arterial stents to Medicare is widespread could lead to increased enforcement of Medicare requirements regarding their use. The potential for adoption of these proposals affects or will affect our ability to raise capital, obtain additional collaborators and market our products. We expect to experience pricing pressures in connection with the future sale of our products due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals. Our results of operations could be adversely affected by future healthcare reforms.

We face the risk of product liability claims and may not be able to obtain insurance.

Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing and marketing of medical devices. We may be subject to product liability claims if our stents cause, or merely appear to have caused, an injury. Claims may be made by consumers, healthcare providers, third party strategic collaborators or others selling our products. Although we have product liability and clinical trial liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, the coverages may not be adequate to protect us against any future product liability claims. In addition, if any of our product candidates are approved for marketing, we may seek additional insurance coverage. If we are unable to obtain insurance at acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may harm our business. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to claims against us even if the apparent injury is due to the actions of others. For example, we rely on the expertise of physicians, nurses and other associated medical personnel to perform the medical procedure and related processes to implant our coronary stents into patients. If these medical personnel are not properly trained or are negligent, the therapeutic effect of our stents may be diminished or the patient may suffer critical injury, which may subject us to liability. In addition, an injury that is caused by the activities of our suppliers, such as those who provide us with cobalt chromium tubing for our stents, those that laser cut our stents or those that provide the drug and polymer incorporated into our stents, may be the basis for a claim against us.

These liabilities could prevent or interfere with our product commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity, which could result in the withdrawal of, or inability to recruit, clinical trial volunteers or result in reduced acceptance of our products in the market.

Our operations involve hazardous materials, and we must comply with environmental laws and regulations, which can be expensive.

Our research and development activities involve the controlled use of hazardous chemicals. Our operations also produce hazardous waste products. We are subject to a variety of federal, state and local regulations relating to the use, handling, storage and disposal of these materials. We generally contract with third parties for the disposal of such substances. We cannot eliminate the risk of accidental contamination or injury from these materials. We may be required to incur substantial costs to comply with current or future environmental and safety regulations. If an accident or contamination occurred, we would likely incur significant costs associated with civil penalties or criminal fines and in complying with environmental laws and regulations. We do not have any insurance for liabilities arising from hazardous materials. Compliance with environmental laws and regulations is expensive, and current or future environmental regulation may impair our research, development or production efforts.

Risks Relating To This Offering

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Anti-takeover defenses that we have in place could prevent or frustrate attempts to change our direction or management.

Provisions of our certificate of incorporation and bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions:

•	establish a classified board of directors, so that not all members of our board may be elected at one time;

•	set limitations on the removal of directors;

•	limit who may call a special meeting of stockholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

•	prohibit cumulative voting in the election of our directors, which would otherwise permit less than a majority of stockholders to elect directors;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	provide our board of directors the ability to designate the terms of and issue a new series of preferred stock without stockholder approval.

In addition, Section 203 of the Delaware General Corporation Law generally prohibits us from engaging in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirors at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence over our affairs.

Our executive officers, current directors and holders of five percent or more of our common stock, as of September 30, 2004, beneficially owned approximately 67.7% of our common stock. We expect that upon the closing of this offering, that same group will continue to hold at least a majority of our outstanding common stock. Even after this offering, these stockholders will likely be able to determine the composition of our board of directors, retain the voting power to approve all matters requiring stockholder approval and continue to have significant influence over our operations. The interests of these stockholders may be different than the interests of other stockholders on these matters. This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common stock.

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

Purchasers of common stock in this offering will pay a price per share that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities and the per share price paid by our existing stockholders and by persons who exercise currently outstanding options to acquire our common stock. Accordingly, assuming we sell 5,000,000 shares at an initial public offering price of $12.00 per share, you will experience immediate and substantial dilution of approximately $8.53 per share, representing the difference between our pro forma as adjusted net tangible book value per share as of September 30, 2004 after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately 41% of the aggregate price paid by all purchasers of our stock but will own only approximately 16% of our common stock outstanding after this offering. See “Dilution.”

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock quoted on the Nasdaq National Market, an active trading market for our shares may never develop or be sustained following this offering. Accordingly, you may not be able to sell your shares quickly or at the market price if trading in our stock is not active. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us. The initial public offering price may vary from the market price of our common stock after this offering. Investors may not be able to sell their common stock at or above the initial public offering price.

If our stock price is volatile, purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market for small healthcare companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The price for our common stock will be determined in the marketplace and may be influenced by many factors, including:

•	results of our clinical trials;

•	developments or disputes concerning patents or other proprietary rights;

•	failure of any of our product candidates, if approved for commercial sale, to achieve commercial success;

•	regulatory developments in the United States and foreign countries;

•	ability to manufacture our products to commercial standards;

•	public concern over our products;

•	litigation;

•	the departure of key personnel;

•	future sales of our common stock;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	investors’ perceptions of us; and

•	general economic, industry and market conditions.

A decline in the market price of our common stock could cause you to lose some or all of your investment and may adversely impact our ability to attract and retain employees and raise capital. In addition, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

If there are substantial sales of our common stock, our stock price could decline.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of our common stock, the market price of our common stock could decline significantly. Based on shares outstanding on September 30, 2004, upon the closing of this offering, assuming no outstanding options are exercised prior to the closing of this offering, we will have approximately 31,194,200 shares of common stock outstanding, including 89,466 shares of common stock to be issued upon the exercise of outstanding warrants that will terminate if not exercised prior to the closing of this offering and 416,666 shares of common stock to be issued upon the automatic conversion of a $5.0 million convertible promissory note that we issued in November 2004, assuming an initial public offering price of $12.00 per share. All of the 5,000,000 shares offered under this prospectus will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our affiliates. The remaining 26,194,200 shares outstanding upon the closing of this offering will be available for sale pursuant to Rule 144 and 701 as follows:

•	1,913,667 shares of common stock will be immediately eligible for sale in the public market without restriction;

•	16,710,220 shares of common stock will be eligible for sale in the public market under Rule 144 or Rule 701, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the volume, manner of sale and other limitations under those rules; and

•	the remaining 7,570,313 shares of common stock will become eligible under Rule 144 for sale in the public market from time to time after the effective date of the registration statement of which this prospectus is a part upon expiration of their respective holding periods.

The above does not take into consideration the effect of the lock-up agreements described under “Shares Eligible for Future Sale—Lock-up Agreements.”

Existing stockholders holding an aggregate of 22,850,282 shares of common stock, based on shares outstanding as of September 30, 2004, including 590,509 shares underlying outstanding warrants, have rights with respect to the registration of these shares of common stock with the Securities and Exchange Commission. See “Description of Capital Stock—Registration Rights.” If we register their shares of common stock following the expiration of the lock-up agreements, they can immediately sell those shares in the public market.

Promptly following this offering, we intend to register approximately 8,648,724 shares of common stock that are authorized for issuance under our stock option plans and employee stock purchase plan. As of

September 30, 2004, 4,781,710 shares were subject to outstanding options, of which 1,151,912 shares were vested. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and restrictions on our affiliates.

We do not intend to pay cash dividends on our common stock in the foreseeable future.

We have never declared or paid any cash dividends on our common stock or other securities, and we currently do not anticipate paying any cash dividends in the foreseeable future. Accordingly, our stockholders will not realize a return on their investment unless the trading price of our common stock appreciates. Our common stock may not appreciate in value after the offering and may not even maintain the price at which you purchased your shares.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include, but are not limited to, statements about:

•	our expectations with respect to regulatory submissions and approvals and our clinical trials;

•	our expectations with respect to our intellectual property position; and

•	our estimates regarding our capital requirements and our need for additional financing.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. We discuss many of these risks, uncertainties and other factors in this prospectus in greater detail under the heading “Risk Factors.” Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

NOTICE TO INVESTORS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these securities in any state where an offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

USE OF PROCEEDS

We estimate that we will receive approximately $54.1 million in net proceeds from this offering, or $60.1 million if the underwriters’ over-allotment option is exercised in full, based upon an assumed initial public offering price of $12.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, the selling stockholder will receive approximately $2.4 million in net proceeds at an assumed initial public offering price of $12.00 per share. We will not receive any portion of the net proceeds received by the selling stockholder.

We expect to use our net proceeds from this offering as follows:

•	approximately $41.0 million to continue the development of our products, including clinical trials and research programs;

•	approximately $7.0 million to build sales and marketing capabilities; and

•	the balance for working capital and other general corporate purposes.

The amounts we actually expend in these areas may vary significantly from our expectations and will depend on a number of factors, including operating costs, capital expenditures and any expenses related to defending claims of intellectual property infringement. Accordingly, management will retain broad discretion in the allocation of the net proceeds of this offering. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, services or products. We have no current plans, agreements or commitments with respect to any such acquisition or investment, and we are not currently engaged in any negotiations with respect to any such transaction.

We believe that the net proceeds from this offering, together with our cash and cash equivalent balances and interest we earn on these balances, will be sufficient to meet our anticipated cash requirements through at least the first half of 2006. Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, any contractual restrictions and such other factors as the board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2004:

•	on an actual basis;

•	on a pro forma basis to give effect to our issuance in November 2004 of a $5.0 million convertible promissory note; and

•	on a pro forma as adjusted basis to give further effect to:

•	the conversion of all of our preferred stock into an aggregate of 21,444,684 shares of common stock immediately prior to the closing of this offering;

•	the issuance of 416,666 shares of our common stock issuable upon the automatic conversion of the $5.0 million convertible promissory note that we issued in November 2004, assuming an initial public offering price of $12.00 per share; and

•	the sale of 5,000,000 shares of our common stock we are offering at an assumed initial public offering price of $12.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of September 30, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands, except share and per share data) (Unaudited)
Liability for early exercise of stock options	$292	$292	$292
Convertible promissory note	—	5,000	—

Redeemable convertible preferred stock, $0.001 par value; 23,710,305 shares authorized, 21,444,684 shares issued and outstanding, actual and pro forma; no shares authorized, issued and outstanding, pro forma as adjusted	82,278	82,278	—

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued and outstanding, actual and pro forma; 5,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—	—
Common stock, $0.001 par value; 34,860,000 shares authorized, 3,832,350 shares issued and outstanding, actual and pro forma; 150,000,000 shares authorized, 30,693,700 shares issued and outstanding, pro forma as adjusted	4	4	31
Additional paid-in capital	25,206	25,206	166,558
Notes receivable from stockholders	(25)	(25)	(25)
Accumulated other comprehensive loss	(1)	(1)	(1)
Deferred stock compensation	(25,794)	(25,794)	(25,794)
Deficit accumulated during the development stage	(34,406)	(34,406)	(34,406)

Total stockholders’ equity (deficit)	(35,016)	(35,016)	106,363

Total capitalization	$47,554	$52,554	$106,655

The number of shares of common stock shown above is based on 3,832,350 shares of common stock outstanding as of September 30, 2004. This number excludes, as of September 30, 2004:

•	4,781,710 shares of common stock issuable upon the exercise of outstanding options, having a weighted average exercise price of $0.73 per share;

•	590,509 shares of common stock issuable upon the exercise of warrants, having a weighted average exercise price of $5.47 per share, of which warrants for 89,466 shares of common stock will terminate if not exercised prior to the closing of this offering;

•	411,034 shares of restricted common stock issued upon the early exercise of stock options at a weighted average exercise price of $0.71 per share that are not classified as outstanding for financial reporting purposes but that will become outstanding for financial reporting purposes as the shares vest;

•	74,005 shares of common stock reserved for future grants under our 1999 Stock Plan as of September 30, 2004, and an increase in November 2004 of 420,000 shares of common stock reserved for issuance under our 1999 Stock Plan; and

•	an aggregate of 2,782,500 additional shares of common stock reserved for future issuance under our 2004 Equity Incentive Plan, which is an amendment and restatement of our 1999 Stock Plan, our 2004 Non-Employee Directors’ Stock Option Plan and our 2004 Employee Stock Purchase Plan, each of which was adopted by our Board of Directors in November 2004 and will become effective immediately upon the signing of the underwriting agreement for this offering. This number does not include additional shares that will be reserved in connection with automatic annual increases to the number of shares issuable under the terms of such plans, as described under “Management—Benefit Plans.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share after this offering. Our historical net tangible book value as of September 30, 2004 was a deficit of approximately $35.0 million, or approximately $(9.14) per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Our pro forma net tangible book value as of September 30, 2004 was approximately $52.3 million, or approximately $2.03 per share. Our pro forma net tangible book value per share gives effect to (a) our issuance in November 2004 of a $5.0 million convertible promissory note and the issuance of 416,666 shares of common stock upon the automatic conversion of that convertible promissory note, assuming an initial public offering price of $12.00 per share, and (b) the automatic conversion of all shares of our outstanding preferred stock into 21,444,684 shares of common stock upon the closing of this offering. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the closing of this offering.

After giving effect to the sale of the shares of common stock at an assumed initial public offering price of $12.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2004 would have been approximately $106.4 million, or $3.47 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.44 per share to existing stockholders and an immediate dilution of $8.53 per share to new investors purchasing shares of common stock in this offering at the assumed initial offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$12.00
Historical net tangible book value (deficit) per share as of September 30, 2004	$(9.14)
Increase per share due to the issuance and conversion of the $5.0 million convertible promissory note, and the conversion of all shares of preferred stock	11.17

Pro forma net tangible book value per share before this offering	2.03

Increase per share attributable to this offering	1.44

Pro forma as adjusted net tangible book value per share after this offering		3.47

Pro forma dilution per share to new investors		$8.53

If the underwriters exercise their over-allotment option to purchase 535,000 additional shares from us in this offering, our pro forma as adjusted net tangible book value per share as of September 30, 2004 will be $3.60, representing an immediate increase in pro forma net tangible book value of $1.57 per share to our existing stockholders and an immediate dilution of $8.40 per share to new investors in this offering.

The following table summarizes as of September 30, 2004, on the pro forma basis described above, the number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering. The table assumes an initial public offering price of $12.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	25,693,700	84%	$86,303,420	59%	$3.36
New investors	5,000,000	16%	60,000,000	41%	$12.00

Total	30,693,700	100%	$146,303,420	100%

If the underwriters’ over-allotment option to purchase 535,000 additional shares from us in this offering is exercised in full, the following will occur (excluding any shares sold by the selling stockholder):

•	the percentage of shares of common stock held by existing stockholders after the completion of this offering will be approximately 82% of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors after the completion of this offering will be 5,535,000, or approximately 18% of the total number of shares of our common stock outstanding after this offering.

The above discussion and tables are based on 3,832,350 shares of common stock outstanding as of September 30, 2004. This number excludes, as of September 30, 2004:

•	4,781,710 shares of common stock issuable upon the exercise of outstanding options, having a weighted average exercise price of $0.73 per share;

•	501,043 shares of common stock issuable upon the exercise of warrants, each with an exercise price of $5.95 per share, which do not expire if unexercised at the closing of this offering;

•	89,466 shares of common stock issuable upon the exercise of warrants, each with an exercise price of $2.74 per share, that will terminate if not exercised prior to the closing of this offering;

•	411,034 shares of restricted common stock issued upon the early exercise of stock options at a weighted average exercise price of $0.71 per share;

•	74,005 shares of common stock reserved for future grants under our 1999 Stock Plan as of September 30, 2004, and an increase in November 2004 of 420,000 shares of common stock reserved for issuance under our 1999 Stock Plan; and

•	an aggregate of 2,782,500 additional shares of common stock reserved for future issuance under our 2004 Equity Incentive Plan, which is an amendment and restatement of our 1999 Stock Plan, our 2004 Non-Employee Directors’ Stock Option Plan and our 2004 Employee Stock Purchase Plan, each of which was adopted by our Board of Directors in November 2004 and will become effective immediately upon the signing of the underwriting agreement for this offering. This number does not include additional shares that will be reserved in connection with automatic annual increases to the number of shares issuable under the terms of such plans, as described under “Management—Benefit Plans.”

Assuming the exercise in full of all of our outstanding options, the inclusion of 411,034 shares of restricted common stock issued upon the early exercise of stock options and our issuance of 590,509 shares of common stock upon exercise of outstanding warrants at September 30, 2004, pro forma net tangible book value before this offering at September 30, 2004 would be $1.88 per share, representing an immediate dilution of $0.15 per share to our existing stockholders and, after giving effect to the sale of 5,000,000 shares of common stock in this offering, there would be an immediate dilution of $8.89 per share to purchasers of our common stock in this offering.

The following table summarizes, as of September 30, 2004, the number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering, on the pro forma basis described above, after giving further effect to:

•	the exercise of all our outstanding stock options;

•	our issuance of 590,509 shares of common stock upon exercise of outstanding warrants at September 30, 2004; and

•	the inclusion in stockholders’ equity of 411,034 shares of restricted common stock issued upon the early exercise of stock options at a weighted average exercise price of $0.71 per share.

The table assumes an initial public offering price of $12.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	31,476,953	86%	$93,312,245	61%	$2.96
New investors	5,000,000	14%	60,000,000	39%	$12.00

Total	36,476,953	100%	$153,312,245	100%

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from our consolidated audited financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the period from October 25, 1999 (inception) to December 31, 2000 and the consolidated balance sheet data as of December 31, 2000 and 2001 have been derived from our consolidated audited financial statements not included in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2003 and 2004 and the period from October 25, 1999 (inception) through September 30, 2004 and the consolidated balance sheet data as of September 30, 2004 are derived from our consolidated unaudited financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of future results. The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the notes to such statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	October 25, 1999 (Inception) Through December 31, 2000	Years Ended December 31,			Nine Months Ended September 30,		Period from October 25, 1999 (Inception) Through September 30, 2004
		2001	2002	2003	2003	2004
					(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Contract revenue	$—	$—	$67	$—	$—	$—	$67
Operating expenses:
Research and development (1)	424	1,432	3,623	9,193	5,582	11,877	26,549
General and administrative (1)	211	548	1,415	1,848	1,322	4,101	8,123

Total operating expenses	635	1,980	5,038	11,041	6,904	15,978	34,672

Loss from operations	(635)	(1,980)	(4,971)	(11,041)	(6,904)	(15,978)	(34,605)
Interest income	8	4	66	72	29	215	365
Interest expense	—	—	(165)	—	—	—	(165)

Net loss	(627)	(1,976)	(5,070)	(10,969)	(6,875)	(15,763)	(34,405)
Accretion to redemption value of redeemable convertible preferred stock	—	—	(434)	(1,480)	(778)	(2,434)	(4,348)
Deemed dividend upon issuance of Series E redeemable convertible preferred stock	—	—	—	—	—	(23,435)	(23,435)

Net loss attributable to common stockholders	$(627)	$(1,976)	$(5,504)	$(12,449)	$(7,653)	$(41,632)	$(62,188)

Basic and diluted net loss per share attributable to common stockholders	$(0.32)	$(0.95)	$(1.78)	$(3.72)	$(2.31)	$(11.29)

Shares used to compute basic and diluted net loss per share attributable to common stockholders	1,930,182	2,081,572	3,093,558	3,344,557	3,311,899	3,686,506

Pro forma basic and diluted net loss per share attributable to common stockholders (unaudited) (2)				$(1.15)		$(2.09)

Shares used to compute pro forma basic and diluted net loss per share attributable to common stockholders (unaudited) (2)				10,815,018		19,933,092

(1) Includes non-cash stock-based compensation expense as follows:
Research and development	$—	$—	$—	$69	$10	$773	$842
General and administrative	—	—	—	61	29	1,716	1,777

Total	$—	$—	$—	$130	$39	$2,489	$2,619

(2)	Assumes conversion of all outstanding shares of our preferred stock. Please see Note 2 to our consolidated financial statements for an explanation of the method used to compute pro forma basic and diluted net loss per share and the number of shares used in computing per share amounts.

	As of December 31,				As of September 30, 2004
	2000	2001	2002	2003
					(Unaudited)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$362	$284	$4,459	$22,389	$47,553
Working capital	271	(425)	4,001	20,397	45,622
Total assets	477	464	5,120	23,374	50,119
Long-term liabilities	—	—	14	25	208
Redeemable convertible preferred stock	1,000	1,790	12,104	40,934	82,278
Deficit accumulated during the development stage	(627)	(2,603)	(7,673)	(18,642)	(34,406)
Total stockholders’ (deficit)	(614)	(2,036)	(7,472)	(19,693)	(35,016)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We develop innovative controlled vascular drug delivery technologies. We have initially focused on the development of drug eluting stents to treat coronary artery disease. Our clinical efforts are currently focused on the development and commercialization of our COSTAR stent, which is a cobalt chromium paclitaxel eluting stent, for the treatment of restenosis. To date, we have conducted clinical trials involving approximately 745 patients using our drug eluting stents, including more than 200 patients with our COSTAR stent.

Since inception, we have devoted substantially all of our resources to developing our stent platform, raising capital and preparing for the planned commercialization of our COSTAR stent. We have pursued a clinical development strategy of using our stents to demonstrate that the drug inlay design of our stents permits us to control drug release kinetics, to establish the safety of our stent design, to demonstrate that drug release kinetics can have a direct impact on clinical outcomes and to establish the basis for regulatory approval of our COSTAR stent in Europe and the United States.

In early 2003, we initiated our PISCES study to evaluate the safety and performance of paclitaxel delivered with different release kinetics and doses using our stainless steel stent. We completed enrollment of 191 patients in late 2003 and announced four-month follow-up data in May 2004. The two formulations from our PISCES study that demonstrated the most favorable clinical outcomes are the focus of our subsequent EuroSTAR and COSTAR I trials, which are designed to evaluate our COSTAR stent. The COSTAR I trial began in late 2003 and has completed enrollment of three of the four formulation groups, with the fourth formulation group expected to commence enrollment in 2005. In September 2004, we announced four-month follow-up data for one of the four formulation groups from the COSTAR I trial. The EuroSTAR trial began in early 2004 and has completed enrollment of the first of two formulation groups, with the second formulation group expected to commence enrollment in the fourth quarter of 2004. Our EuroSTAR study is a pivotal trial designed to support our application to a designated European Notified Body, which is one of the steps we must undertake prior to marketing our COSTAR stent in the European Community. We expect to submit our application to a Notified Body in the first quarter of 2005 if the data from the first group is favorable. If the results from the PISCES and COSTAR I clinical studies are favorable, we expect to submit an investigational device exemption, or IDE, application to the FDA in 2005 for our planned U.S. pivotal clinical trial, COSTAR II, which will evaluate our COSTAR stent controlled against a conventional drug eluting stent. We have not yet received any government regulatory approvals necessary to commercialize our COSTAR stent. If our clinical trials proceed as scheduled and the outcomes of these clinical trials are favorable, we anticipate receiving regulatory approval for our COSTAR stent in the European Community in late 2005 and in the United States in 2007. No regulatory approval is currently required to market our COSTAR stent in India.

If we obtain the necessary regulatory approval, we plan to pursue commercialization in the United States with our own sales force and commercialize our COSTAR stent internationally through distribution arrangements. We entered into agreements with Biotronik AG in May 2004 and Interventional Technologies, Pvt., Ltd., or IVT, in July 2004 to distribute our products outside of the United States, Japan, Australia, New Zealand and Korea. In November 2004, we entered into agreements with affiliates of St. Jude Medical, Inc. to distribute our COSTAR stent in Japan, Korea, New Zealand and Australia. We intend to launch our COSTAR stent in India in the first half of 2005 pursuant to our distribution agreement with IVT. We are currently establishing manufacturing capacity in Athlone, Ireland to manufacture commercial quantities of our COSTAR stent, initially for sale outside of the United States.

We were incorporated in Delaware in October 1999 and are a development stage company with a limited operating history. To date, we have not generated any significant revenues, and we have incurred net losses in each year since our inception. We expect these losses to continue and increase as we expand our clinical trial activities. We have financed our operations primarily through private placements of preferred stock and convertible promissory notes. In July and August 2004, we raised aggregate net cash proceeds of $38.9 million in a private placement of 6,711,431 shares of our Series E convertible preferred stock. We currently have no products approved for sale in the United States.

Financial Operations

Revenues

To date, we have not generated any revenues from the sale of our stents. Our only revenues, which were recorded in 2002, related to two collaborative research and development agreements. Both of these agreements were completed in 2002. We do not expect to generate revenues from the sale of our COSTAR stent until 2005, when we expect to begin limited commercialization in India through a distributor. We do not expect revenues from any sales of our COSTAR stent in India to be significant. We expect that any revenues we generate from sales of our COSTAR stent will fluctuate from quarter to quarter.

Research and Development Expenses

Our research and development expenses primarily consist of clinical and regulatory expenses, including preclinical and clinical trial costs and the cost of manufacturing clinical supplies. Research and development costs also consist of employee compensation, supplies and materials, consultant services, facilities, and non-cash stock-based compensation. Our research and development expenses also included costs under our collaborative research and development agreements which were completed in 2002. We expense research and development costs as they are incurred. For the period from inception through September 30, 2004, we have incurred $26.5 million in research and development expenses, with nearly all of these expenses related to engineering, preclinical and clinical trials related to our planned commercialization of our COSTAR stent. We expect our research and development expenses to increase significantly as we complete the development of our COSTAR stent, research new product opportunities, conduct additional clinical trials and hire additional employees. We anticipate that the cost of completing our EuroSTAR trial will be approximately $2.0 million. If our COSTAR II trial proceeds as currently planned, we anticipate that it will cost at least $10.0 million to complete.

General and Administrative Expenses

Our general and administrative expenses consist primarily of compensation for executive, finance and administrative personnel and non-cash stock-based compensation. Other significant costs include professional fees for accounting and legal services, including legal services associated with our efforts to obtain and maintain protection for the intellectual property related to our stent platform. We expect our general and administrative expenses to increase substantially due to the costs associated with operating as a publicly-traded company and the infrastructure necessary to support the potential commercialization of our product candidates.

Results of Operations

Nine Months Ended September 30, 2003 and September 30, 2004

Revenues

We did not generate any revenues during the nine months ended September 30, 2003 or 2004.

Research and Development Expenses

Research and development expenses were $5.6 million for the nine months ended September 30, 2003, compared to $11.9 million for the nine months ended September 30, 2004. The increase of $6.3 million was primarily due to higher expenditures on our PISCES, COSTAR I and EuroSTAR clinical trials of $3.8 million and $2.5 million of higher payroll and non-cash stock-based compensation expenses as we added 22 research and development personnel.

General and Administrative Expenses

General and administrative expenses were $1.3 million for the nine months ended September 30, 2003, compared to $4.1 million for the nine months ended September 30, 2004. The increase of $2.8 million was primarily due to $2.1 million of higher payroll and non-cash stock-based compensation expenses as we added seven management and administrative personnel.

Interest Income

Interest income was $29,000 for the nine months ended September 30, 2003, compared to $215,000 for the nine months ended September 30, 2004. The increase of $186,000 was due to higher cash balances from the completion of our Series D convertible preferred stock financing in August and October 2003, and our Series E convertible preferred stock financing in July and August 2004.

Years Ended December 31, 2001, 2002 and 2003

Revenues

Revenues were $0 in 2001, $67,000 in 2002 and $0 in 2003. Revenues in 2002 were earned under two collaborative research and development agreements which were completed in 2002.

Research and Development Expenses

Research and development expenses were $1.4 million in 2001, $3.6 million in 2002 and $9.2 million in 2003. The $2.2 million increase from 2001 to 2002 was primarily due to higher development activity costs related to the initiation of clinical trials for our stent platform of $1.2 million and higher payroll and non-cash stock-based compensation expenses of $1.0 million as we added 13 research and development personnel. The $5.6 million increase from 2002 to 2003 was primarily due to higher clinical trial costs of $4.1 million, and $1.5 million of higher payroll and non-cash stock-based compensation expenses as we added 17 research and development personnel to support our development program.

General and Administrative Expenses

General and administrative expenses were $548,000 in 2001, $1.4 million in 2002 and $1.8 million in 2003. The $852,000 increase from 2001 to 2002 and the $434,000 increase from 2002 to 2003 were both primarily attributable to the higher payroll and non-cash stock-based compensation expenses as we added finance and administrative personnel, as well as higher legal and accounting expenses.

Interest Income

Interest income was $4,000 in 2001, $66,000 in 2002 and $72,000 in 2003. The increase of $62,000 from 2001 to 2002 and the increase of $6,000 from 2002 to 2003 were due to higher cash balances resulting from our private placement of equity securities.

Interest Expense

Interest expense was $0 in 2001, $165,000 in 2002 and $0 in 2003. Interest expense in 2002 was related to the issuance of $2.5 million of convertible promissory notes and related warrants. The promissory notes were converted into shares of our preferred stock in May 2002.

Liquidity and Capital Resources

We have incurred losses since our inception in October 1999, and, as of September 30, 2004, we had a deficit accumulated during the development stage of $34.4 million. We have funded our operations to date principally from private placements of equity securities and convertible promissory notes, raising aggregate net proceeds of $78.5 million through September 30, 2004.

As of September 30, 2004, we did not have any outstanding or available debt financing arrangements, we had working capital of $45.6 million and our primary source of liquidity was $47.6 million in cash and cash equivalents. Pending their ultimate use, we currently invest our available funds in liquid money market accounts.

In November 2004, we issued a convertible promissory note in the aggregate principal amount of $5.0 million to St. Jude Medical, Inc. This note accrues interest at a rate of 5% per annum and, upon the closing of this offering, the entire principal amount and accrued interest will automatically convert into shares of our common stock at the initial public offering price.

Net Cash Used in Operating Activities

Net cash used in operating activities was $1.5 million in 2001, $4.7 million in 2002, $9.1 million in 2003 and $12.8 million for the nine months ended September 30, 2004. The net cash used in each of these periods primarily reflects the net loss for those periods, offset in part by depreciation, non-cash stock-based compensation and non-cash changes in operating assets and liabilities.

Net Cash Used in Investing Activities

Net cash used in investing activities was $111,000 in 2001, $345,000 in 2002, $365,000 in 2003 and $1.3 million for the nine months ended September 30, 2004. Cash used in investing activities is primarily related to purchases of property and equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $1.5 million in 2001, $9.2 million in 2002, $27.4 million in 2003 and $39.2 million for the nine months ended September 30, 2004. Net cash provided by financing activities in 2001, 2002 and 2003 was primarily attributable to our issuance of convertible preferred stock and convertible promissory notes.

Operating Capital and Capital Expenditure Requirements

To date, we have not commercialized any products and we have not yet achieved profitability. We anticipate that we will continue to incur net losses for the next several years as we develop our products, expand our clinical development team and corporate infrastructure, and prepare for the potential commercial launch of our COSTAR stent. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we will need to generate significant product revenues to achieve profitability.

We do not expect to generate significant product revenues until we successfully obtain marketing approval for and begin selling our COSTAR stent in Europe. We believe that the net proceeds from this offering, together with our cash and cash equivalent balances and interest we earn on these balances, will be sufficient to meet our anticipated cash requirements through at least the first half of 2006. If our available cash and cash equivalents and net proceeds from this offering are insufficient to satisfy our liquidity requirements, or if we develop additional products, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity and debt securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of debt securities, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, if at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities, which could harm our business.

We anticipate spending at least $10.0 million over the next two years for clinical trials to complete the development of our COSTAR stent. We estimate that the development of any new product candidates will cost between $15.0 million and $25.0 million per product candidate and will take up to four years to complete. We expect to fund the development of potential product candidates with the proceeds of this offering, together with our existing cash and cash equivalent balances.

Our forecasts of the period of time through which our financial resources will be adequate to support our operations and the costs to complete development of products are forward-looking statements and involve risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in the “Risk Factors” section of this prospectus. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Because of the numerous risks and uncertainties associated with the development of drug eluting stents, such as our COSTAR stent, we are unable to estimate the exact amounts of capital outlays and operating expenditures associated with our current and anticipated clinical trials. Our future funding requirements will depend on many factors, including, but not limited to:

•	the rate of progress and cost of our clinical trials and other research and development activities;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the cost and timing of completion of a commercial scale manufacturing facility;

•	the costs and timing of regulatory approval;

•	the costs of establishing sales, marketing and distribution capabilities;

•	the effect of competing products that are developed; and

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish.

Future capital requirements will also depend on the extent to which we acquire or invest in businesses, products and technologies, but we currently have no commitments or agreements relating to any of these types of transactions.

Based on the prolific litigation that has occurred in the stent industry and the fact that we may pose a competitive threat to some large and well-capitalized companies who own or control patents relating to stents and their use, manufacture and delivery, we believe that it is highly likely that our competitors will assert patent infringement claims against us if and when our COSTAR stent is commercialized, or earlier. It is not unlikely that a lawsuit asserting patent infringement and related claims will be filed against us prior to the completion of this offering, and it is possible that a lawsuit may have already been filed against us of which we are not aware. Any lawsuit could seek to enjoin, or prevent, us from commercializing our COSTAR stent and may seek damages from us, and would likely be expensive for us to defend against. In particular, it has been reported that Boston Scientific plans to initiate litigation asserting patent infringement claims against us prior to commercialization of our COSTAR stent in the United States. We cannot predict when this lawsuit will be filed, and investors should assume that a lawsuit alleging that we have infringed or are infringing one or more patents controlled by Boston Scientific has been filed by Boston Scientific at or prior to the time of this offering. Although we have not otherwise received any definitive communications from third parties indicating that they intend to pursue patent infringement claims against us, we have received letters from third parties, some of whom have been actively involved in coronary stent litigation, asserting that they may have rights to patents that are relevant to our operations or our stent platform and requesting the initiation of discussions. Our competitors have significant resources to devote to litigation against us, and we may need to expend significant resources to defend against such litigation. If these competitors pursue litigation against us, we could require significant additional funds to bear the costs of this litigation, regardless of whether we prevail. Our ability to continue to operate under our current operating plan could be impaired if such funds are not available. Since our costs in connection with any such litigation will vary greatly depending on the nature and timing of the litigation, it is not possible to estimate the effect of any such costs on the our financial condition and results of operations.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2003 and the effect those obligations are expected to have on our liquidity and cash flows in future periods:

		Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating leases	$1,430,000	$381,000	$927,000	$122,000	—

There has been no material change in these obligations through September 30, 2004.

The table above reflects only payment obligations that are fixed and determinable. Our commitments for operating leases relate to the lease for our headquarters in Menlo Park, California.

We have an agreement with a landlord to enter into a ten-year operating lease for manufacturing facilities in Athlone, Ireland upon the completion of certain tenant improvements by the landlord. Estimated future minimum lease payments if the lease is signed will be $2.9 million. The estimated lease payments for our manufacturing facilities in Ireland are denominated in euros and have been converted into U.S. dollars using the exchange rate in effect as of September 1, 2004.

We also have agreements with clinical sites and contract research organizations for the conduct of our clinical trials. We make payments to these sites and organizations based upon the number of patients enrolled and the period of follow-up in the trials. We are obligated to reimburse a contract research organization for approximately $1.5 million in fees and expenses through November 2005 in connection with our PISCES and SCEPTER clinical trials. We anticipate that the cost of completing our EuroSTAR trial will be approximately $2.0 million. If our U.S. pivotal clinical trial for our COSTAR stent proceeds as currently planned, we anticipate that it will cost at least $10.0 million to complete.

As of December 31, 2003, we had also entered into letters of credit totaling $115,000 securing our operating leases.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results.

Stock-Based Compensation

We account for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB No. 25, and related interpretations. We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, as amended.

The information regarding net loss as required by SFAS No. 123, presented in Note 1 to our consolidated financial statements, has been determined as if we had accounted for our employee stock options under the fair value method. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.

Stock compensation expense, which is a non-cash charge, results from employee stock option grants at exercise prices that, for financial reporting purposes, are deemed to be below the estimated fair value of the underlying common stock on the date of grant. Given the absence of an active market for our common stock, our board of directors determined the estimated fair value of our common stock on the date of grant based on several factors, including progress and milestones achieved in our business, sales of convertible preferred stock and changes in valuation of existing comparable publicly-traded companies. In connection with the preparation of the financial statements necessary for the filing of our initial public offering, we have reassessed the estimated fair value of our common stock. Stock compensation expense per share equals the difference between the reassessed fair value per share of our common stock on the date of grant and the exercise price per share, and is amortized on a straight-line basis over the vesting period of the option, which is generally four years.

During the period from June 1, 2003 through September 30, 2004, we granted options to employees to purchase a total of 4,407,462 shares of common stock at exercise prices ranging from $0.29 to $1.19 per share. We did not obtain contemporaneous valuations from an unrelated valuation specialist during this period. Based upon the reassessment discussed above, we determined that the reassessed fair value of such options ranged from $0.38 to $10.48 per share during this period. In determining the reassessed fair value of the common stock as of each grant date, the factors identified in the preceding paragraph were taken into account. We also considered other material factors and business developments in reassessing fair value as of the respective option grant dates, including the following specific factors:

•	the completion of enrollment in our SCEPTER clinical trial in October 2003;

•	the initiation of enrollment in our COSTAR I clinical trial in November 2003;

•	the completion of enrollment in our PISCES clinical trial in December 2003;

•	the establishment of an expanded manufacturing and research development facility in March 2004;

•	the completion of enrollment of the first formulation group in our EuroSTAR clinical trial in April 2004;

•	the completion of enrollment in one formulation group of our COSTAR I clinical trial in January 2004;

•	the announcement of results from our PISCES clinical trial in May 2004;

•	the execution of our international distribution agreement with Biotronik AG in May 2004;

•	the growth in the number of our employees and the recruitment of executive officers since June 2003;

•	our Series E preferred stock financing in July and August 2004; and

•	our board of directors’ authorization of management to initiate the process of preparing for an initial public offering late in the second quarter of 2004.

From inception through September 30, 2004, we recorded deferred stock compensation of $28.7 million. At September 30, 2004, we had a total of $25.8 million remaining to be amortized. Total unamortized deferred stock compensation recorded for all option grants through September 30, 2004, is expected to be amortized as follows:

Remainder of Year Ending December 31, 2004	Year Ending December 31, 2005	Year Ending December 31, 2006	Year Ending December 31, 2007	Year Ending December 31, 2008	Year Ending December 31, 2009
$2,400,000	$9,000,000	$6,000,000	$5,500,000	$2,900,000	$100,000

Based on the assumed initial public offering price of $12.00 per share and a weighted average exercise price of $0.73 per share, the aggregate intrinsic value of all options outstanding at September 30, 2004 was $53.9 million, of which $13.0 million related to vested options and $40.9 million related to unvested options.

Deemed Dividend Upon Issuance of Convertible Preferred Stock

In July and August 2004, we issued 6,711,431 shares of our Series E convertible preferred stock, for net proceeds of $38.9 million. The Series E convertible preferred stock is considered to have a beneficial conversion feature because the issuance prices were less than the reassessed fair values of our common stock on the issuance dates. We recorded a deemed dividend of $23.4 million during the three months ended September 30, 2004 due to the beneficial conversion feature.

Clinical Trial Accounting

We record accruals for estimated clinical study costs, comprising payments for work performed by contract research organizations and participating hospitals. These costs are a significant component of research and development expenses. We accrue costs for clinical studies performed by contract research organizations based on estimates of work performed under the contracts. Costs of setting up clinical trial sites are accrued immediately. Clinical costs related to patient enrollment are accrued as patients are enrolled in the trial.

Pending Accounting Pronouncement

On March 31, 2004, the FASB issued its Exposure Draft, Share-Based Payment, which is a proposed amendment to FASB Statement No. 123, Accounting for Stock-Based Compensation. Generally, the approach in the Exposure Draft is similar to the approach described in Statement 123. However, the Exposure Draft would require all share based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The FASB expects to issue a final standard late in 2004 that may be effective for the Company as of July 1, 2005. The pro forma impact of the adoption of SFAS No. 123 on our historical financial statements is included in Note 1 to the consolidated financial statements included elsewhere in this prospectus. We expect to continue to grant stock-based compensation to employees and the impact of the adoption of the new standard, when and if issued, may have a material impact on our future results of operations.

Related Party Transactions

For a description of our related party transactions, see “Certain Transactions—Indebtedness of Management,” “—Calmedica International License Agreement,” “—Immusol License Agreement” and “—Financial Advisor Agreements.”

Off-Balance Sheet Arrangements

Since inception, we have not engaged in material off-balance sheet activities, including the use of structured finance, special purpose entities or variable interest entities.

Qualitative and Quantitative Disclosures About Market Risk

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds and corporate debt securities. Our cash and cash equivalents as of September 30, 2004 included liquid money market accounts. Due to the short-term nature of our investments, we believe that there is no material exposure to interest rate risk.

We have some obligations in foreign currencies, principally our contracts for conducting clinical trials and our lease payment obligations in Ireland, which are denominated in euros. We do not currently use derivative financial instruments to mitigate this exposure. However, we do not expect fluctuations in foreign exchange rates to have a material impact on our financial condition or results of operations.

BUSINESS

Overview

We develop innovative controlled vascular drug delivery technologies. We have initially focused on the development of drug eluting stents to treat coronary artery disease, a market that we believe will grow to over $6 billion by 2008. Our stents have been specifically designed for vascular drug delivery, in contrast to currently available drug eluting stents, which are conventional bare metal stents coated with a drug and polymer. A polymer is a substance used to adhere a drug to the surface of a stent and to modulate its release. Our stents incorporate hundreds of small holes, each acting as a reservoir into which we can load a drug-polymer composition. Through this proprietary design, we can better control drug release kinetics, or the rate of drug release over time. Our clinical efforts are currently focused on the development and commercialization of our COSTAR stent, which is a cobalt chromium paclitaxel eluting stent, for the treatment of restenosis. While we believe that our stent technology can support a wide range of drugs, our initial clinical efforts have focused on the use of paclitaxel, an anti-proliferative drug initially developed to treat cancer. To date, we have conducted clinical trials involving approximately 745 patients using our drug eluting stents, including more than 200 patients with our COSTAR stent. We are also investigating the potential applicability of our stent technology to the treatment of an acute myocardial infarction, or AMI, commonly known as a heart attack.

We believe that our drug eluting stents offer significant advantages over conventional surface-coated stents. Our stent design enables a wide range of drug release kinetics by allowing us to select the pattern in which drug-polymer compositions are inlayed into the reservoirs. The design of our stents also provides greater directional control over the release of the drug, which we believe allows for more targeted treatment within the artery and more efficient use of the therapeutic agent. A highly distinguishing characteristic of our stent is its use of “ductile hinges,” which are specially contoured, proprietary features that localize stress applied to the stent when the stent is expanded inside the coronary artery. This feature is designed to ensure that the drug-polymer composition inlayed into the reservoirs is not extruded, fractured or otherwise disrupted during stent expansion. As a result, we are able to use a wider range of polymers and drugs, including water-soluble compounds, as compared to conventional surface-coated stents. Further, we believe that our proprietary manufacturing technology, coupled with our stent design, allow us to benefit from high throughput, high uniformity and high manufacturing yield.

In May 2004, we announced the four-month follow-up data from our PISCES clinical trial, which was designed to evaluate the safety and performance of paclitaxel delivered at different release kinetics and doses using our stainless steel stent. In the PISCES trial, we enrolled 191 patients divided into six groups, each receiving a different formulation of paclitaxel that varied by dose, duration of drug release and direction of delivery. The initial results from our PISCES trial indicate, for what we believe to be the first time, that drug release kinetics have an effect on treatment outcomes. The two formulations that demonstrated the most favorable clinical outcomes are the focus of our subsequent EuroSTAR and COSTAR I trials, which are designed to evaluate our COSTAR stent. We anticipate that our EuroSTAR trial will involve up to 290 patients at 20 sites and will serve as our pivotal trial to support our planned submission in the first quarter of 2005 of an application to a designated Notified Body in the European Community, which is one of the steps we must undertake prior to marketing our COSTAR stent in the European Community. The COSTAR I trial began in late 2003 and has completed enrollment of three of the four formulation groups, with the fourth formulation group expected to commence enrollment in 2005. In September 2004, we announced four-month follow-up data for one of the four formulation groups from the COSTAR I trial. We anticipate that our COSTAR I trial will involve up to 130 patients at four sites and will serve as the pilot trial for our COSTAR stent. Based on the results from the PISCES, EuroSTAR and COSTAR I clinical studies, we expect to submit an investigational device exemption, or IDE, application to the FDA in 2005 for our planned U.S. pivotal clinical trial, COSTAR II. We have not yet received any government regulatory approvals necessary to commercialize our COSTAR stent. If our clinical trials proceed as scheduled and the outcomes of these clinical trials are favorable, we anticipate receiving regulatory approval for our COSTAR stent in the European Community in late 2005 and in the United States in 2007. We could be delayed by adverse results or regulatory complications, and we may never achieve regulatory approval. No regulatory approval is currently required to market our COSTAR stent in India.

We have entered into agreements with Biotronik AG, Interventional Technologies, Pvt., Ltd., or IVT, and affiliates of St. Jude Medical, Inc. to distribute our COSTAR stent outside of the United States. We intend to launch our COSTAR stent in India in the first half of 2005 pursuant to our distribution agreement with IVT. We expect to pursue commercialization in the United States with our own sales force.

Industry Background

Coronary Artery Disease

Coronary artery disease is a progressive, pathological condition that leads to the obstruction of the blood vessels providing blood flow to the heart muscle. According to the National Institutes of Health, coronary artery disease affects about 13 million people in the United States and is the leading cause of death in both men and women. The disease is caused by the accumulation of fat-laden cells in the inner lining of the coronary arteries, leading to a localized patchy thickening, called an atherosclerotic plaque. As the plaque expands into the lumen, or the inner channel of the artery through which blood flows, the diameter of the lumen narrows. The portion of the heart muscle normally nourished by the affected artery can become starved for oxygen, or ischemic, causing chest pains. Moreover, plaques tend to attract platelets, which can cause clots and lead to the further obstruction of blood flow to the heart, potentially causing an AMI. We estimate that 6.3 million people worldwide suffer an AMI each year.

The Development of Treatments for Coronary Artery Disease

Treatments for patients with life-threatening coronary artery disease have advanced dramatically over the last 20 years, from highly invasive, open-chest bypass surgery to minimally invasive angioplasty procedures.

Coronary Artery Bypass Grafting

Coronary artery bypass grafting, or CABG, is an invasive surgical procedure developed in late 1960s that requires an incision in a patient’s chest to gain access to the heart. In this procedure, the cardiac surgeon uses a graft from another blood vessel of the patient to “bypass” the obstructed artery. CABG is an expensive procedure involving hospital stays of several days to a week or longer, and recovery periods of several weeks.

Angioplasty

In the late 1970s, percutaneous transluminal coronary angioplasty, commonly referred to as balloon angioplasty, was developed as a less invasive treatment method to open a narrowed or blocked blood vessel. In an angioplasty procedure, an interventional cardiologist inserts a flexible catheter with a balloon tip through the femoral artery in the groin and maneuvers the catheter through the vasculature into the coronary arteries. At the site of the blockage, the balloon is inflated, compressing the plaque and stretching the artery wall to create a larger channel for blood flow. The balloon is then deflated, and the catheter is removed. A patient can generally be released from the hospital within one to two days following the procedure. The introduction of balloon angioplasty significantly improved recovery times, resulted in less patient discomfort and reduced cost per procedure as compared to CABG. We estimate that more than 500,000 balloon angioplasty procedures are performed each year in the United States, with more than one million balloon angioplasties performed each year worldwide.

While less invasive and expensive than CABG surgery, the ultimate clinical effectiveness of balloon angioplasty has been hampered by restenosis, or the re-narrowing of the artery lumen following balloon angioplasty. Restenosis has at least two mechanisms, either or both of which can occur following an angioplasty procedure:

•	a re-narrowing of the artery lumen after balloon angioplasty due to an elastic recoil of the artery wall; and

•	a re-narrowing of the artery lumen over a period of months after balloon angioplasty due to the proliferation or growth of cellular and extra-cellular material, or neointima, within the artery wall, which is believed to be caused by injury to the artery wall.

Evolution of Stents to Address Restenosis

The Development of Bare Metal Stents

To address the elastic recoil component of restenosis, medical devices known as stents were developed. Stents are tubular mesh devices consisting of interconnected metal struts that are inserted inside the artery to act as scaffolding, propping open the narrowed blood vessel. During an angioplasty procedure, a stent mounted on a balloon catheter is delivered to the affected segment of the artery and expanded inside the artery by inflating the balloon. The balloon catheter is then removed, leaving the stent in the artery. Bare metal stents became widely used in the mid-1990s in combination with balloon angioplasty and quickly became used in the majority of angioplasty procedures. We believe that the use of bare metal stents reduces the rate of restenosis by approximately one-third when compared to balloon angioplasty alone. While the use of bare metal stents addresses the elastic recoil component of restenosis, bare metal stents are not designed to reduce, and may in fact exacerbate, restenosis caused by the proliferation or growth of cells and extra cellular matrix materials. As a result, we estimate that restenosis after bare metal stent implantation still occurs in approximately 10% to 35% of procedures within six months of treatment, which typically necessitates repeat angioplasty, re-stenting or bypass surgery.

The Development of Drug Eluting Stents

Drug eluting stents were developed to address restenosis caused by the growth and proliferation of neointima. We believe that drug eluting stents represent the most advanced and sophisticated treatment currently available to address restenosis. Currently marketed drug eluting stents are conventional bare metal stents that are coated on the surface with a drug that is designed to reduce restenosis by inhibiting the growth or proliferation of neointima. According to published studies, currently marketed drug eluting stents have been shown in clinical trials to reduce the rate of restenosis to less than 10%.

We estimate that the bare metal stent industry accounted for approximately $2.3 billion in product sales in 2001, prior to the introduction of drug eluting stents. We estimate that bare metal stents were used in the majority of the more than one million angioplasty procedures performed worldwide in 2002. The first two marketed drug eluting stents only recently gained regulatory approval. Johnson & Johnson’s CYPHER™ stent was commercially launched in Europe in April 2002 and in the United States in April 2003. Boston Scientific Corporation’s TAXUS™ Express2™ stent was commercially launched in Europe in February 2003 and in the United States in March 2004. Market adoption of drug eluting stents has been rapid, and we believe that drug eluting stents will capture approximately 90% of the stent market within three years. We expect the drug eluting stent industry to reach $3 billion worldwide by the end of 2004 and to grow to over $6 billion by 2008. In addition to premium pricing of drug eluting stents at two to three times that of bare metal stents, we expect that market growth in the drug eluting stent industry will also be driven by procedure growth since the low restenosis rates of drug eluting stents are likely to cause cardiologists to opt for angioplasty for complex, high-risk cases rather than resorting to the more invasive CABG surgery alternative.

Factors Impacting the Effectiveness of Drug Eluting Stents

The effectiveness of drug eluting stents depends on the following principal components:

•	stent design;

•	drug delivery mechanism; and

•	drug.

Stent Design

Drug eluting stents require an appropriate balance of several design parameters to enable effective treatment of restenosis. These design characteristics include:

•	Profile: diameter of the stent when crimped, or mounted, on the delivery catheter.

•	Deliverability: ability to reach blockages in the coronary arteries during stent deployment.

•	Flexibility: properties of the stent that allow it to bend along the stent axis and conform to the artery after deployment.

•	Choice of Metal: most commonly stainless steel or cobalt based alloys.

•	Axial Stability: consistent vessel support along the length of the stent.

•	Vessel Wall Apposition: absence of gaps between the drug eluting stent struts and the vessel wall.

•	Radiopacity: ability of the physician to view the stent in the coronary anatomy under x-ray imaging guidance.

The profile of the stent, in combination with the stent’s flexibility and radiopacity, affect the stent’s deliverability. Stents with a lower profile, or smaller diameter when crimped, may be more easily navigated through the coronary arteries and delivered to the site of the blockage as compared to those with a higher profile. Conversely, stents with a higher profile and less flexibility are more difficult to deliver, especially to coronary blockages in narrow, tortuous vessels in the coronary anatomy. The stent’s radiopacity also aids in delivering the stent to the site of the blockage by allowing the physician to more clearly view the stent in the coronary anatomy under x-ray imaging guidance.

Stents have traditionally been made from a stainless steel alloy, although more recently, cobalt chromium stents have been introduced. Stents made of cobalt chromium have greater tensile strength than stents made of stainless steel. The enhanced tensile strength allows the stent struts to be thinner and narrower, leading to increased flexibility, a lower profile and improved axial stability. Stents made from certain cobalt chromium alloys also provide for improved radiopacity as compared to thin strut stainless steel stents.

The Drug Delivery Mechanism

Conventional drug eluting stents are coated on the surface with a drug incorporated into a polymer matrix. The polymer is necessary to fix the drug on the surface of the stent and to modulate its release. The stent is typically sprayed with or dipped into a drug-polymer composition. Current spraying and dipping processes can result in non-uniform distribution of the drug on the stent. When these non-uniformities exceed limits specified by regulatory bodies, lower manufacturing yields can result. The coating depth of a conventional surface-coated stent is usually very thin, limiting the drug volume on the stent. Certain inherent limitations of conventional surface-coated stents include:

•	Limited class of available polymers. The choice of polymers for surface-coated stents is limited by certain properties, such as elasticity and adhesion, needed to withstand the stresses of stent deployment and expansion. We believe that many types of therapeutic agents cannot be delivered for an extended period when combined with polymers suitable for surface-coated stents. These include water-soluble drugs, proteins, peptides and oligonucleotides, or short strands of DNA.

•

Limited control over drug release kinetics and direction of drug delivery.    Following implantation, surface-coated stents generally release their drug at a rapid rate for a short period, after which the rate of drug release slows. Since the efficacy of drugs may depend on how they are released in the body (some drugs may work best when concentration levels are reached quickly, while others may require sustained delivery over an extended time period), conventional surface-coated stents do not necessarily provide for optimized release kinetics. For example, the DELIVER clinical trial conducted by Guidant

Corporation and Cook Incorporated failed to meet its clinical endpoints. The ACHIEVE™ stent used in the DELIVER trial was loaded with a paclitaxel dose at least as great as Boston Scientific’s Taxus™ Express[2]™ stent, but the stent did not provide for sustained release of the drug. The DELIVER trial investigators suggested that the greater late loss observed in the ACHIEVE™ stent compared with the TAXUS™ Express[2]™ stent may be explained by the sustained release kinetics of the TAXUS™ Express[2]™ stent. Conventional surface-coated stents also lack a mechanism for controlling the directional release of the therapeutic agent, resulting in the release of the drug into both the arterial wall and bloodstream. We believe that the thin layer of polymer used in conventional surface-coated stents, with the required properties of elasticity and adhesion, cannot achieve the controlled drug release kinetics that can be obtained with deeper inlays, and that this reduced control of drug kinetics limits the applications for conventional surface-coated stents. The four-month follow-up data from our PISCES study showed significant variation in clinical effect in identical doses of paclitaxel with different release kinetics. Published clinical data on alternative release kinetics for sirolimus are limited.

•	Residual drug or polymers. Currently marketed stents use non-bioresorbable polymers and some polymers used on surface-coated stents do not release all of the drug incorporated in the stent coating. While bare metal stents are known to be well tolerated after implantation in coronary arteries, some polymeric stent coatings (not necessarily those on current commercial products) have been associated with acute and chronic inflammatory responses in arterial tissue. The existence of residual drugs or polymers left in contact with the artery wall may be viewed as undesirable as the long-term results are unknown.

•	Peeling, mechanical damage and sticking. Surface-coated stents are vulnerable to peeling, mechanical damage and sticking during the course of manufacturing, handling or deployment. Polymer sticking may also be implicated in balloon retraction problems during the course of implanting the stent.

The Drug

The success of a drug eluting stent depends partly on the ability of the active drug to interfere with the process of restenosis. The first drug widely studied and approved for use in a drug eluting stent for the treatment of restenosis was sirolimus, also known as rapamycin, which is an immunosuppressant agent with anti-inflammatory properties. One of a new line of immunosuppressants, sirolimus inhibits the activation of key cellular regulators, thus inhibiting cellular proliferation and growth. Paclitaxel, which is used in a recently approved drug eluting stent, also interferes with cellular proliferation and growth, but works in a different way than sirolimus. Paclitaxel interferes with the structure and function of cellular elements called microtubules, which leads to the inhibition of cell division and growth, and can lead to cell death.

In addition to sirolimus and paclitaxel, there may be other drugs that, alone or in combination, offer therapeutic benefits. These therapeutic benefits may in some circumstances be dependent upon control of release kinetics. Other sirolimus derivatives are being evaluated for the treatment of restenosis and a broad variety of immunosuppressive, anti-leukocyte or anti-proliferative agents may also be useful, although limited testing and data are available. A stent with the ability to deliver a broad range of drugs, including multiple drugs, and to control release kinetics may have potential advantages in exploiting applications of new drug candidates.

Limitations of Conventional Drug Eluting Stents

The limitations of conventional surface-coated drug eluting stents include:

•	limited control over drug release kinetics and direction of drug delivery;

•	limited universe of available drugs;

•	limited class of available polymers;

•	surface coatings are prone to peeling, mechanical damage and sticking during manufacturing and implantation;

•	lack of uniformity in coating thickness and uneven or incomplete drug delivery, including the occurrence of residual polymer on the stent; and

•	difficulty in loading and delivering multiple drugs with independent release kinetics.

Our Solution

We are seeking to capitalize on the full therapeutic potential of drug eluting stents through the development of a stent specifically designed for drug delivery. Rather than retrofitting a bare metal stent with a drug coating, our stent design incorporates hundreds of small holes, each acting as a reservoir into which we can load drug-polymer compositions. Through this proprietary design, we believe that we can greatly enhance control of drug release kinetics and direction of drug delivery, enable a wider range of drug therapies and potentially increase the effectiveness and range of clinical applications of drug eluting stents. Based on the data from our PISCES clinical study, we believe that control of drug delivery can have a direct impact on clinical outcomes.

Our stents incorporate special, proprietary structural elements called “ductile hinges,” which enable us to create drug reservoirs in our stent struts. Ductile hinges are specially contoured features that absorb virtually all of the metal deformation that occurs as a stent is expanded inside the coronary artery. The other structural elements of the stent thus remain relatively deformation-free. This has two important consequences. First, we can incorporate our reservoirs into the stent struts without compromising strength, scaffolding or flexibility. Second, since the reservoirs are largely non-deforming during stent expansion, the drug-polymer composition in the reservoirs will not be extruded, fractured or otherwise disrupted upon stent expansion. This in turn allows us to use polymers in our reservoirs which do not have the level of flexibility, adhesion and other properties required in surface coatings.

We believe that it would be difficult to duplicate our high volume drug reservoirs in conventional stent designs without incorporating our proprietary ductile hinges. Conventional stents generally attempt to spread deformation as evenly as possible throughout the stent structure. When large reservoirs are formed in such a structure, engineering structural analysis shows severe deformation of the reservoirs as the stent expands. Material contained in the reservoirs would likely be fractured or extruded, which we believe would be unacceptable from both a clinical and regulatory standpoint.

We believe that our stents possess the following key advantages compared to conventional surface-coated drug eluting stents:

•	Enhanced control of drug delivery.

•	Controllable release kinetics. While conventional surface-coated drug eluting stents provide limited control over the rate of drug release and generally release their drug at a rapid rate for a short period, after which the rate of drug release slows, the drug inlay design of our stents allows for greater control of release kinetics. Since drug release kinetics are controllable by selecting the pattern in which polymers and drugs are loaded into the holes, a range of release kinetics can be created. As the efficacy of drugs may depend on how they are released in the body, our stents are designed to allow release kinetics to be better matched to the requirements of a drug.

•	Directional drug control. Our stent reservoirs can include a polymer barrier on the side of the stent facing the bloodstream, which is called the luminal side, ensuring that substantially all of the drug releases into the arterial wall. Alternatively, the stent can be designed to release drug primarily into the bloodstream if the intent is to deliver drug to tissue downstream from the site of the stent, or the stent can be designed to release drug in both directions.

•	Control over manufacturing consistency. Because the drug formulation is loaded into our drug reservoirs using a precision-guided jetting technology, we believe that we can effectively control the drug loading process, allowing us to reach a level of uniformity across the stent that we believe compares favorably to that of conventional surface-coated stents.

•	Enhanced flexibility in drug therapies.

•	Capability to deliver a wider range of drugs. Because of our ability to vary the structure of the drug inlay within the reservoirs, we believe that our stents are capable of delivering a broader range of compounds than conventional surface-coated stents. In addition to fat-soluble drugs deliverable by conventional surface-coated stents, our stents can deliver water-soluble drugs, proteins, peptides and oligonucleotides.

•	Controlled delivery of multiple drugs. Our stent design permits controlled delivery of multiple drugs from a single stent. For example, a stent could be designed to release both an anti-proliferative agent and an anti-inflammatory drug to prevent restenosis in high risk patients. Two drugs can be deposited into the same reservoir or different reservoirs, and the drugs can be released independently.

•	Expanded drug capacity. The coating depth of a conventional surface-coated stent is usually very thin, limiting the drug volume that can be applied. Our reservoirs provide the potential for greater dose capacity than thin surface coatings, allowing our stents to deliver more drug for an extended period of time, if required.

•	Enhanced polymer capabilities.

•	Low exposure of polymer to the body. Because of the reservoir design of our stents, we provide lower surface area contact of the polymer to the artery wall than a conventional surface-coated stent. Our stent has less than 15% of the polymer surface area of conventional surface-coated stents.

•	Bioresorbable polymers. The polymers that are available for use in our stents include polymers that are absorbed by the body after the drug is released, leaving no permanent residual polymers at the target site.

•	Wider range of available polymers. Because our stent platform provides a non-deforming drug reservoir that is not affected by the expansion of the stent, a wider range of polymers can be used in our stents compared to the polymers available for conventional surface-coated stents, which need to be elastic and adhesive to accommodate stent expansion.

•	Superior manufacturability. We believe that our proprietary manufacturing technologies, coupled with our stent design, allow us to benefit from relatively high throughput, high uniformity and high manufacturing yield. Our automated drug loading technology, in which individual stent holes are mapped and then loaded with a computer guided system, produces a uniform distribution of drug across the stent. We believe that our manufacturing process permits efficient scale-up for commercial manufacturing.

Our Strategy

Our goal is to become a leading innovator in the emerging field of vascular drug delivery through medical devices. Key elements of our strategy include:

•	Continue to demonstrate that drug release kinetics affect treatment outcomes. An important part of our clinical strategy is to continue to demonstrate that the drug inlay design of our stents provide greater control of drug release kinetics. The four-month follow-up data from our PISCES trial indicate, for what we believe to be the first time, that drug release kinetics can have an effect on treatment outcomes, and we intend to use the further results of our PISCES trial as well as the results from our COSTAR I and EuroSTAR clinical trials to continue to demonstrate that drug release kinetics can affect outcomes. In September 2004, we announced four-month follow-up data for one of the four formulation groups from the COSTAR I trial. We intend to expand on these trials to investigate whether the design of our stents can improve treatment outcomes for other indications. We believe that by continuing to demonstrate that drug release kinetics affect outcomes, we will ultimately establish that drug release kinetics are important factors in assessing the efficacy of drug eluting stents.

•	Commercialize COSTAR for the treatment of restenosis. We plan to commercialize one of the first cobalt chromium drug eluting stents. As a result of its low profile and superior deliverability, we have focused on the development and commercialization of our COSTAR stent, our cobalt chromium paclitaxel eluting stent, for the treatment of restenosis. We plan to initially commercialize the COSTAR stent outside of the United States, and we have entered into distribution agreements with third parties to do so. We plan to expand our manufacturing capacity to meet anticipated demand upon commercialization, and we intend to manufacture the COSTAR stent in Ireland for commercialization outside of the United States. We are also focused on obtaining approval of an investigational device exemption, or IDE, application by the FDA to permit commencement of a planned U.S. pivotal trial of the COSTAR stent for the treatment of restenosis. Our goal is to directly commercialize the COSTAR stent, and potentially other products, in the United States, where we plan to build a highly-focused sales and marketing infrastructure to market the COSTAR stent to interventional cardiologists.

•	Develop and commercialize new drug eluting stents for the treatment of restenosis. We believe that our ability to control drug release kinetics offers the potential to make us a technology leader in the development of next generation stents. We intend to penetrate this evolving market by developing additional products for the treatment of restenosis, including products with drugs other than paclitaxel, or products that deliver a combination of drugs. We also intend to segment the current restenosis market by developing and marketing stents with specialized applications, such as stents targeting diabetics, a patient population which tends to suffer from more complex forms of cardiovascular disease.

•	Leverage our technology platform for other indications. We believe that there are applications of our technology beyond the treatment of restenosis. We are seeking to develop drug eluting stents for unmet medical needs in cardiology, such as AMI, and vascular diseases that we believe can be addressed with our technology.

•	Explore strategic partnerships. We intend to seek partnerships with medical device, biotechnology and pharmaceutical companies for the development of new products utilizing our stent technology. These partnerships could include in-licensing of drugs from biotechnology or pharmaceutical companies, and out-licensing our stent design and drug delivery technology to medical device, biotechnology or pharmaceutical companies for selected indications or product development collaborations.

Clinical Development Program

We have developed three stents that have been or are being evaluated in clinical trials: a bare stainless steel stent, a stainless steel stent with paclitaxel and a cobalt chromium stent with paclitaxel, our COSTAR stent. We do not intend to commercialize either our bare stainless steel stent or our stainless steel stent with paclitaxel. We have pursued a clinical development strategy of using these stents to demonstrate that the drug inlay design of our stents permits us to control drug release kinetics, to establish the safety of our stent design, to demonstrate that drug release kinetics can have a direct impact on clinical outcomes and to establish the basis for regulatory approval of our COSTAR stent in Europe and the United States.

The four-month follow-up data from our PISCES trial indicate, for what we believe to be the first time, that drug release kinetics have an effect on treatment outcomes, and an important part of our clinical strategy is to continue to demonstrate that drug release kinetics affect outcomes. We believe that the results of the clinical trials of our bare stainless steel stent and stainless steel stent with paclitaxel, including the PISCES trial, will provide supporting data for our applications for regulatory approval in Europe and the United States. We are currently conducting the pivotal trial that we expect to form the basis for marketing approval of the COSTAR stent in the European Community, and we plan to conduct a pivotal trial to form the basis for regulatory approval of the COSTAR stent in the United States.

Our clinical trials are designed to evaluate varying doses of paclitaxel eluted in one or two directions over three time periods. Because the duration of drug release in vivo is very difficult to measure, the descriptions we use for duration (i.e., “five days,” “ten days” and “30 days”) are generalizations that are based on in vitro measurements and that approximate the actual duration of drug release in the body.

The performance of drug eluting stents is assessed using a number of metrics, which compare data collected at the time of stent implantation to data collected when a patient is re-assessed at follow-up. The time periods for follow-up are usually four months for pilot trials, six months for pivotal trials for marketing approval in the European Community and eight to nine months for pivotal trials for FDA approval. The common metrics used to evaluate the efficacy of drug eluting stents, and the ranges for the reported results from U.S. pivotal trials of FDA-approved conventional drug eluting stents for these metrics, include:

Metric	Description	Results from U.S. pivotal trials of FDA-approved conventional drug eluting stents
Binary restenosis rate	Binary restenosis rate is the percentage of patients at follow-up that have a greater than 50% reduction in the lumen diameter. The metric may either be in-stent, analyzing only the lumen within the stent, or in-segment, analyzing the lumen within the stent plus 5mm on either side of the stent.	In-stent: 3.2% to 5.5% In-segment: 7.9% to 8.9%

Target lesion revascularization rate	Target lesion revascularization rate, or TLR rate, is the percentage of patients at follow-up who have another coronary intervention, such as an angioplasty or a CABG procedure, to treat a lesion, or blockage in the artery, within the stent or within 5mm on either side of the stent.	3.0% to 4.1%

Late loss	Late loss is the decrease in the minimum lumen diameter of the artery measured in millimeters at follow-up as compared to the minimum lumen diameter at the time of the stent implantation. Late loss may be either in-stent or in-segment.	In-stent: 0.17mm to 0.39mm In-segment: 0.23mm to 0.24mm

Percent volume obstruction	Percent volume obstruction by intravascular ultrasound, or IVUS, is the volume of the lumen in the stent occupied by restenotic tissue.	2.6% to 12.2%

The following table summarizes our completed, ongoing and currently planned clinical trials:

Clinical Trial	Stent Platform	Clinical Trial Sites	Number of Patients	Objective	Status
DepoStent	Bare stainless steel	Two sites in the Netherlands	53	Pilot study to evaluate safety and performance of bare metal stent system	Six-month follow-up completed; European Community marketing approval obtained

PISCES	Stainless steel with paclitaxel	Ten sites in South America and Europe	191	Pilot study to determine optimal dose, direction of delivery and kinetic release pattern for paclitaxel	Four-month follow-up completed; monitoring patients through twelve-month follow-up

SCEPTER	Stainless steel with paclitaxel	15 sites in Europe	271	Pivotal study to assess safety and performance of paclitaxel stent	Monitoring patients for safety only

COSTAR I	Cobalt chromium with paclitaxel (COSTAR)	Four sites in India	Up to 130 anticipated	Pilot study to confirm optimal dose and kinetic release formulation for paclitaxel	Enrollment completed for three groups with 87 patients; fourth group enrollment anticipated to commence in 2005

EuroSTAR	Cobalt chromium with paclitaxel (COSTAR)	20 sites in Europe	Up to 290 anticipated	Pivotal study for marketing approval of the COSTAR stent in the European Community	Enrollment completed for first group with 145 patients; second group enrollment anticipated to commence in the fourth quarter of 2004

COSTAR II	Cobalt chromium with paclitaxel (COSTAR)	50+ sites in the U.S. anticipated	Approximately 2,000 anticipated	Pivotal study for regulatory approval of the COSTAR stent in the United States; controlled against conventional drug eluting stent	Anticipate submitting IDE application in 2005

DepoStent

The DepoStent trial was designed to evaluate the safety and performance of our basic stainless steel stent design without drugs or polymer. The intent of the DepoStent pilot study was to assess whether a stent with drug reservoirs would perform differently than a conventional bare metal stent. The trial, which included 53 patients at two sites in the Netherlands, was conducted in 2003. In December 2003, we completed six-month follow-up of patients in the trial. The results from the DepoStent trial indicated that the clinical outcomes of patients receiving this stent were similar to patients receiving conventional bare metal stents, and that holes in stent struts did not lead to a higher incidence of adverse side effects. We obtained marketing approval in the European Community for our bare stainless steel stent, although we do not intend to commercialize this stent.

PISCES

The Paclitaxel In-Stent Controlled Elution Study, or PISCES study, was designed to evaluate the safety and performance of paclitaxel delivered at different rates, doses and directions of delivery using our stainless steel stent. Enrollment for this pilot study, which consisted of 191 patients at ten sites in South America and Europe, was conducted in 2003. Of the 191 patients participating in the PISCES study, 187 received one of six different formulations of paclitaxel that varied by dose, estimated duration of drug release rate and directionality (drug release to only the arterial wall, or mural release, and release to both the arterial wall and the lumen, or bidirectional release). The last patient was treated in December 2003, and we intend to continue to monitor the patients through a twelve-month follow-up period.

In May 2004, we released four-month follow-up data from the PISCES trial. These data are summarized below. The last column presents the range of the reported results from U.S. pivotal trials of FDA-approved conventional drug eluting stents, the Cypher™ and TAXUS™ Express2™ trials. The Cypher™ and TAXUS™ Express2™ trials were randomized studies versus a bare metal stent control with nine-month follow-up and enrolled 533 and 662 patients, respectively, in the drug eluting stent groups. By comparison, the PISCES study was a non-randomized pilot trial without a bare metal control stent and enrolled only 191 patients. Accordingly, we do not believe that the PISCES data and the reported results of these U.S. pivotal trials are directly comparable, and it is possible that the PISCES four-month follow-up data may not be indicative of the longer term results we plan to obtain with our COSTAR stent in our larger, randomized pivotal trials, including our planned U.S. pivotal clinical trial.

Formulation	F1	F2	F3	F4	F5	F6	Results from U.S. pivotal trials of FDA-approved conventional drug eluting stents
Paclitaxel dose (mcg/17mm stent)	10	10	10	10	30	30
Estimated duration of elution (days)	5	10	10	30	30	10
Direction of elution	bidirectional	mural	bidirectional	mural	mural	bidirectional

Number of patients	30	30	29	39	29	30

In-stent restenosis rate (%)	10.3	3.6	10.7	0.0	3.8	6.9	3.2 to 5.5
In-segment restenosis rate (%)	10.3	3.6	14.3	2.6	3.8	10.3	7.9 to 8.9
TLR rate (%)	16.7	6.7	13.8	0.0	3.4	3.3	3.0 to 4.1
In-stent late loss (mm)	0.72	0.67	0.70	0.38	0.30	0.48	0.17 to 0.39
In-segment late loss (mm)	0.39	0.40	0.43	0.20	0.21	0.18	0.23 to 0.24
Volume obstruction (%)	22.1	17.3	19.6	7.7	5.1	12.0	2.6 to 12.2

At four-month follow-up, all six formulations were determined to be safe, with no deaths from discharge to 30 days. Two groups with the longest duration formulations, indicated as formulations F4 and F5 above, had particularly favorable outcomes. By comparison, the remaining four groups with shorter duration of drug elution, ranging from approximately five to ten days for either 10mcg or 30mcg of paclitaxel per 17mm stent and indicated as formulations F1, F2, F3 and F6 above, generally had less efficacy with respect to late loss and IVUS volume obstruction endpoints. The results indicate, for what we believe to be the first time, that drug release kinetics and direction of delivery have an effect on treatment outcomes.

Based on the four-month follow-up data from the PISCES trial, we believe that PISCES formulations F4 and F5 represent the superior formulations for evaluation in future clinical trials. We intend to pursue formulation F4 in our planned U.S. pivotal clinical trial of our COSTAR stent, COSTAR II.

SCEPTER

The Study of Controlled Elution of Paclitaxel for The Elimination of Restenosis, or SCEPTER study, was designed to evaluate our paclitaxel eluting stainless steel stent for safety and performance, measuring late loss versus our bare metal stent used in the DepoStent study and clinical safety at six months. We undertook this study, without waiting for the results from the PISCES study, with the initial objective of it serving as the basis for marketing approval in the European Community. Enrollment for this study, which included 271 patients at 15 sites in Europe, was completed in 2003. Each patient participating in the SCEPTER study received stents with formulations equivalent to formulations F1 or F2 of the PISCES study. After analyzing the four-month follow-up data from the PISCES trial, we now know that formulations F1 and F2 of the PISCES trial were not ideal. Moreover, our commercialization strategy is focused on our COSTAR cobalt chromium stent platform rather than our initial stainless steel stent platform. We do not yet have results for this trial. We are continuing to monitor patients for safety.

COSTAR I

The COSTAR I study is designed to evaluate the safety and performance of four formulations of paclitaxel loaded on our COSTAR stent with three formulations delivered over approximately 30 days and one formulation delivered over approximately ten days. The pilot study is planned to include up to 130 patients at four sites in India. We have completed enrollment of patients treated with three formulations, with follow-up ongoing, and, in 2005, we plan to commence enrollment of patients to be treated with a fourth formulation. We intend to analyze four-month results and then continue to monitor the patients through a twelve-month follow-up period.

We have completed enrollment of an aggregate of 77 patients for two of the 30-day formulations, one of which is similar to formulation F4 of the PISCES trial, and the other of which is a low dose, 3 mcg formulation to evaluate the lower boundary of efficacy. We anticipate that we will commence enrollment for the third 30-day formulation, similar to formulation F5 of the PISCES trial, in 2005. We had started enrolling patients in a fourth group using a stent formulation similar to the PISCES formulation F6, but we elected to cease enrollment in this group after evaluating additional data.

In September 2004, we released four-month follow-up data for one of the four formulation groups from the COSTAR I trial (formulation group 2). These data are summarized below. Although enrollment is complete for formulation group 1 and formulation group 4, the results for formulation group 1 and formulation group 4 are not yet available.

Group	1	2	3	4
Paclitaxel dose (mcg/17mm stent)	3	10	30	30
Estimated duration of elution (days)	30	30	30	10
Direction of elution	mural	mural	mural	bidirectional
Number of patients	37	40	Target 40	10
Corresponding PISCES formulation	N/A	F4	F5	F6
Status	Enrollment complete	Enrollment complete	Enrollment anticipated to start in 2005	Enrollment complete
In-stent restenosis rate (%)		1.9
In-segment restenosis rate (%)		3.8
TLR rate (%)		1.8
In-stent late loss (mm)*		0.40
In-segment late loss (mm)		0.21
Volume obstruction (%)		7.1

*	For lesions treated with a single stent.

The results for formulation group 2 are for a 10 mcg dose per 17mm stent released over approximately 30 days. A total of 57 lesions were treated in 40 individuals from a complex patient population. More than 50%

of the patients had a prior myocardial infarction, or heart attack, and 28% were diabetic. Other complex characteristics of the patient group included small diameter coronary vessels and long lesions.

At four-month follow-up, we believe that the results for formulation group 2 compare favorably with, and the binary restenosis rate, TLR rate, late loss and percent volume obstruction were not significantly different from, the outcomes for formulation F4 from, the PISCES trial. We intend to use these data to support an IDE application for our planned U.S. pivotal clinical trial.

EuroSTAR

Our EuroSTAR clinical study is a pivotal trial designed to evaluate our COSTAR stent for safety and performance, measuring late loss versus a historical bare metal stent control and clinical safety at six months. The pivotal study, which is planned to include up to 290 patients at 20 sites in Europe, is currently being conducted. We will continue to monitor the patients through twelve-month follow-up. The status of the trial is summarized below.

Group	1	2
Paclitaxel dose (mcg/17mm stent)	10	30
Estimated duration of elution (days)	30	30
Direction of elution	mural	mural

Number of patients	145	Target 140
Corresponding PISCES formulation	F4	F5
Status	Enrollment complete	Enrollment anticipated to start in the fourth quarter of 2004

In this trial, we are enrolling two groups of patients to further evaluate the two leading formulations from the PISCES clinical study—the 10mcg dose over 30 days, formulation F4 of the PISCES trial, and the 30mcg dose over 30 days, formulation F5 of the PISCES trial. We have completed enrollment of 145 patients for the first formulation to be evaluated in the trial, formulation F4 of the PISCES trial, and we anticipate that we will commence enrollment of approximately 140 patients for the second formulation, formulation F5 of the PISCES trial, in the fourth quarter of 2004. We expect to complete the analysis of the six-month follow-up data from group 1 of this clinical trial in late 2004. If the trial proceeds as scheduled and the data from group 1 of this trial is favorable, we expect to submit an application to a designated European Notified Body in the first quarter of 2005 to commercialize the COSTAR stent in the European Community based on the data from group 1. If we receive of the Notified Body’s certification of conformity with applicable regulatory requirements and we complete our own conformity assessment, our stent will be entitled to bear CE marking, which is required prior to marketing devices in the European Community.

COSTAR II

Based on the results from the PISCES and COSTAR I clinical studies, we expect to submit an IDE application to the FDA in 2005 for our planned U.S. pivotal clinical trial, COSTAR II, evaluating our COSTAR stent, controlled against a conventional drug eluting stent, for the treatment of restenosis. We are currently in discussions with the FDA related to the clinical trial protocol. We currently anticipate that our COSTAR II trial will be based on formulation F4 from the PISCES trial. If this clinical trial proceeds with the currently planned protocol and the data from this clinical trial is favorable, we could submit a premarket approval application, or PMA, to the FDA as early as mid-2006.

Pre-clinical Programs

AMI

We are investigating the potential applicability of our stent technology to the treatment of AMI. We commenced pre-clinical studies of our AMI stent in November 2004. In treating AMI, the goal is to restore blood flow to the heart muscle as soon as possible. The methods currently used to treat AMI include the administration of drugs, such as thrombolytic agents, which work by breaking up the clot blocking the artery, as well as performing angioplasty and stent implantation at the site of the blockage to restore blood flow. However, the heart muscle is often permanently damaged even if these treatments are provided soon after an AMI occurs. During the last few decades, a number of clinical studies were performed that demonstrated that a combination of glucose, insulin and potassium delivered to a patient intravenously for twelve to 24 hours after an AMI could reduce the damage to the heart muscle.

We are developing a stent designed to be placed at the site of a blocked artery during balloon angioplasty following an AMI. Our AMI stent is designed to release insulin into the lumen such that the insulin would travel downstream from the site of the blockage, providing targeted delivery of insulin to the damaged muscle cells with the intent of reducing the damage caused by the AMI and preserving heart function.

New Compounds for the Treatment of Restenosis

We are developing more complex reservoir matrices utilizing various combinations of water-soluble and fat-soluble polymers. This may provide the opportunity to deliver from our stent a wide range of compounds that are difficult to deliver from conventional surface-coated stents, including many water-soluble compounds.

Other Product Development Initiatives

In May 2004, we signed a non-binding letter of intent with Biotronik AG that sets forth the terms of broad collaboration under which the parties would explore the feasibility of generating new products and/or new product applications using each party’s technology and expertise. In particular, we and Biotronik intend to work together to combine Biotronik’s absorbable metal stent with our vascular drug delivery stent platform, enabling tailored drug release kinetics from a bioresorbable stent for the treatment of restenosis and other vascular disorders. The magnesium alloy stent developed by Biotronik was designed to enable re-intervention on stented vessels, a procedure that is not possible in the majority of cases. In addition, unlike the metal found in conventional stents, the magnesium alloy used in Biotronik’s bioresorbable stents does not interfere with magnetic resonance imaging, an increasingly important alternative to standard angiography, which employs x-rays. Biotronik’s bioresorbable stent is currently in clinical evaluation for peripheral arterial disease. The non-binding letter of intent contemplates that any collaboration with Biotronik will be organized around multiple discrete projects, each targeting a specific goal and governed by a mutually agreed upon work plan. This letter of intent also contemplates a collaborative relationship that would extend for a minimum of two years.

In the ordinary course of our business, we negotiate with biotechnology and pharmaceutical companies to in-license additional compounds for use in the treatment of restenosis and for other indications.

Sales and Marketing

In the United States, we plan to build a highly-focused sales and marketing infrastructure to market our COSTAR stent to interventional cardiologists. We believe that the interventional cardiology market in the United States is readily accessible by a limited sales and marketing presence. To penetrate interventional cardiology markets outside the United States, as appropriate, we have entered into the following distribution agreements with respect to the commercialization of our products. These agreements primarily encompass distribution of our COSTAR stent, although the distributors also have the right to distribute our bare cobalt chromium stent. We do not anticipate that sales of our bare cobalt chromium stent will be significant, and we do not plan to market our bare cobalt chromium stent in the United States.

Biotronik AG

In May 2004, we entered into an agreement with Biotronik under which Biotronik is the exclusive distributor of the COSTAR stent in a territory covering all countries of the world except the United States, Japan, Australia, New Zealand, Korea, Pakistan, Kenya, Sri Lanka, Bangladesh, Tanzania and India. Within this territory, Biotronik will be responsible for promoting, marketing and selling our COSTAR stent. However, we will continue to be responsible for obtaining and maintaining marketing approvals throughout the territory described above. We are currently conducting the EuroSTAR clinical trial that, if successful, we anticipate will provide the basis for marketing approval for our COSTAR stent in Europe. Biotronik can require us to use best efforts to seek regulatory approval in additional countries in Biotronik’s territory. We will pay a portion of the costs associated with securing such additional regulatory approvals, and the remainder will be paid by Biotronik. Under the agreement, Biotronik will purchase stents from us at a transfer price equal to a fixed percentage of Biotronik’s average invoiced selling price less certain amounts. Absent early termination for the reasons set forth below, the agreement with Biotronik will continue in force until December 31, 2007, at which point it will automatically renew for an additional year unless one of the parties objects. Either party may terminate the agreement if:

•	the other party commits an uncured material breach of the agreement;

•	the other party becomes insolvent or files for bankruptcy;

•	the other party engages in unethical business conduct;

•	a law or regulation renders performance of the contract unduly onerous;

•	a product distributed under the agreement infringes the intellectual property of a third party and curing such infringement is not commercially or technically feasible; or

•	either party undergoes a change of control event.

In addition, Biotronik can terminate the agreement if we discontinue manufacturing our COSTAR stent, and we can terminate the agreement if Biotronik fails to satisfy certain obligations to diligently seek to commercialize our COSTAR stent. In addition, we agreed to indemnify Biotronik in certain circumstances if our products infringe the proprietary rights of others.

St. Jude Medical

In November 2004, we entered into three related agreements with affiliates of St. Jude Medical, Inc. under which these entities agreed to be the exclusive distributors of our COSTAR stent in Japan, Korea, New Zealand and Australia. Specifically, Getz Bros. Co., Ltd. agreed to be our exclusive distributor in Japan, St. Jude Medical Australia Pty. Ltd. agreed to be our exclusive distributor in Australia and New Zealand and St. Jude Medical (Hong Kong) Limited agreed to be our exclusive distributor in Korea. Within their respective territories, the St. Jude affiliates will be responsible for promoting, marketing and selling our COSTAR stent. In addition, the St. Jude affiliates will be responsible for obtaining and maintaining any regulatory approvals in their respective territories, and these regulatory approvals will be owned by the applicable affiliate. However, we will continue to be responsible for obtaining and maintaining marketing approvals in the United States and Europe, and we anticipate that fulfilling European approval requirements for CE marking will be sufficient to permit marketing of our COSTAR stent in Australia, New Zealand and Korea after local requirements of labeling and import are met. Under certain circumstances, including early termination of the agreements, we have the right to require that all regulatory approvals owned by the St. Jude affiliates be transferred to us in exchange for a one-time fee. With respect to COSTAR stents to be sold in Japan, Getz will purchase the stents from us at a transfer price equal to a fixed percentage of the reimbursement rate for drug eluting stents that is published by the Japanese government. The transfer price for COSTAR stents to be sold by the two other St. Jude affiliates will be equal to a fixed percentage of the average selling price of our COSTAR stent in the relevant territory. Absent early termination for the reasons described below, all three agreements will continue in force for four years following the date on which the Japanese government approves our COSTAR stent for reimbursement, at which point each agreement will automatically renew for an additional three years unless the respective affiliate has not met certain minimum purchase obligations under the agreement. Either party may terminate the agreement if the other party commits an uncured material breach of the agreement, or if the other party becomes insolvent or files for bankruptcy. We may terminate all of the agreements if we or St. Jude undergo a change of control. In addition, if one of the St. Jude affiliates undergoes a change of control, we may terminate the agreement with that affiliate, unless the affiliate is Getz, in which case we may terminate all of the agreements. In order to exercise our termination rights under any of these change of control scenarios, we will need to pay a one-time fee. We have agreed to indemnify each of the St. Jude affiliates under certain circumstances if our products infringe the proprietary rights of others.

Interventional Technologies

In July 2004, we entered into an agreement with Interventional Technologies, Pvt., Ltd., or IVT, under which IVT will be the exclusive distributor of our bare cobalt chromium stent and the COSTAR stent in India, Pakistan, Bangladesh, Sri Lanka, Kenya and Tanzania. Within this territory, IVT will be responsible for promoting, marketing and selling these stents. Under the agreement, IVT will purchase stents from us at a fixed, per-unit price. Absent early termination for the reasons set forth below, the agreement with IVT will continue in force for three years and can be renewed for additional one year terms, subject to the mutual written agreement of the parties. Either party may terminate the agreement if the other party commits an uncured material breach of the agreement, or if the other party becomes insolvent or files for bankruptcy. In addition, we can terminate the agreement at any time, subject to advance written notice to IVT, and we can terminate the agreement immediately if IVT undergoes a change of control event. We plan to commercialize the COSTAR stent in India in the first half of 2005.

Manufacturing and Raw Materials

We have a 29,000 square foot manufacturing facility in Menlo Park, California. We are using this facility to produce the COSTAR stents being used in the COSTAR I trial and the EuroSTAR trial. We plan to use this facility to manufacture the COSTAR stents for our planned U.S. pivotal trial. We are currently establishing manufacturing capacity in Athlone, Ireland to manufacture commercial quantities of our COSTAR stent, initially for sale outside of the United States. We expect that our manufacturing facility in Ireland will be operational by the first quarter of 2005, absent any unforeseen delays. Our facilities are required to meet regulatory standards applicable to the manufacture of products for clinical use and commercial sale.

We have developed proprietary automated drug-loading systems that allow therapeutic agents to be loaded into stents quickly and precisely. In this system, a number of stents are placed in an automated loading machine, and the precise location of the individual holes on each stent are mapped by a high-speed computer vision system. The drug-polymer composition is then loaded into the drug reservoirs using a precision-guided jetting technology. Stents manufactured using this process reach a level of uniformity that we believe to be unmatched by conventional surface-coated stents.

We purchase many of the materials and components used in manufacturing our COSTAR stent, some of which are custom made. Certain supplies are purchased from single sources due to quality considerations, costs or constraints resulting from regulatory requirements. Agreements with certain of our suppliers can be terminated by either party upon short notice, and only our supplier of laser-cut stents and our supplier of catheters have agreed to maintain a guaranteed level of production capacity based on our demand forecasts. Our agreement with our supplier of laser-cut stents terminates in July 2007, and our agreement with our supplier of catheters terminates in November 2006. Both agreements will terminate earlier in the event of our material breach that remains uncured. We cannot quickly establish additional or replacement suppliers for certain components or materials, largely due to the FDA approval process and the complex nature of the manufacturing processes employed by our suppliers, including in particular the laser-precision cutting process required to produce our COSTAR stent. Production issues, including capacity constraints, affecting our facilities or those of our suppliers can affect our ability to bring new or existing products to market.

In April 2003, we entered into a license and supply agreement with Phytogen International LLC. Under the agreement, Phytogen manufactures and supplies to us paclitaxel in bulk form, which we then incorporate into the COSTAR stent. In return, we are obligated to pay Phytogen a royalty on sales of our paclitaxel eluting stents and a percentage share of fees received for licensing these stents to others. We agreed to indemnify Phytogen in certain circumstances if our products infringe the proprietary rights of others. The agreement continues until the tenth anniversary of the initial commercial launch of the COSTAR stent. If we commit a material breach of the agreement, we could lose our sole supply of paclitaxel.

Competition

The medical device, biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products, designs and processes. We face competition from many different sources, including commercial medical device, pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions. Due to the high demand for new stent technology, research is intense and new treatments are being sought out and developed continuously by our competitors.

Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

There are a number of companies developing or marketing treatments for restenosis that are directly competitive with our technology. In particular, Boston Scientific Corporation has developed a paclitaxel eluting stent, the TAXUS™ Express 2™ stent, which is marketed in the United States, Europe and other international markets. Johnson & Johnson has developed a stent coated with rapamycin, the CYPHER™ stent, which is marketed in the United States and Europe. The TAXUS™ Express 2™ stent and the CYPHER™ stent are currently the only FDA approved drug eluting stents in the United States. In addition, Guidant Corporation, Abbott Laboratories, Biocompatibles International plc and Medtronic, Inc. are all developing drug eluting stents. All of the drug eluting stents that have been publicly disclosed as being under development by other companies are surface-coated stents. Many of these companies claim that their drug eluting stents provide the ability to control release kinetics.

In August 2004, Boston Scientific announced that it had begun patient enrollment in a pivotal study to collect data to support regulatory filings required to commercialize its new TAXUS™ Liberte™ paclitaxel-coated coronary stent as a platform for its next-generation drug eluting coronary stent system. Boston Scientific has stated that the trial is designed to assess the safety and efficacy of a slow-release dose formulation for the treatment of coronary disease and that the TAXUS™ Liberte™ stent system is designed to further enhance the stent’s deliverability and conformability, particularly in challenging lesions.

Successful clinical results, regulatory review and commercialization of any of these competing technologies could have a material adverse impact on our business. In addition, other companies are developing various other technologies for the reduction or treatment of restenosis, as well as other technologies for treating cardiovascular disease in general, which will compete with our stent platform should these products be approved for commercialization.

Patents and Proprietary Rights

Overview

Intellectual property rights, including in particular patent rights, play a critical role in the drug eluting stent sector of the medical device industry, and therefore in our business. Patents represent rights granted to the patent owner by the government of a particular country to exclude third parties from practicing an invention in that country. The invention may be a particular product, for example a stent, or a method for accomplishing an objective, such as a method to use a stent to treat restenosis, or a method to manufacture a stent. A patent typically consists of several “claims” that set out the boundaries of the inventive subject matter that a patent holder can prevent others from making, using, selling or offering to sell for the lifetime of the patent.

A patent owner generally may exclude third parties from commercializing a product that infringes at least one claim of the patent. Whether a product or its use infringes a patent claim is highly fact-specific and sometimes not apparent from the literal words of the claim. Parties involved in a patent dispute may not be able to predict with certainty whether a court will conclude that a product infringes a patent claim until the court interprets the claim. This uncertainty can be heightened in the United States by the doctrine of equivalence. Under this doctrine, a product that does not infringe the literal words of a patent claim may nevertheless be found to infringe the patent if, for example, it performs substantially the same function in substantially the same way to achieve substantially the same result as the invention to which the claim is directed.

In order for a patent to be enforceable by its owner, it must be valid. To be valid, the claims must satisfy the criteria established by the issuing government for granting a patent. The patent claim must describe something that is new, or “novel.” In addition, in the United States and some other countries, a claim for an invention is not patentable if, at the time the invention arose, it would have been “obvious” to an ordinary worker in that field. Whether a patent claim is novel and nonobvious is tested by comparison to the “prior art,” which is a term that refers to the total state of technology at the time of filing the patent application, which in general includes, among other things, publications in any language in any country, publicly available patent filings, public use in the United States, and offers for sale or sales. The prior art date of a U.S. patent publication, or an international Patent Cooperation Treaty, or PCT, application that designates the United States and is published in English, is the date of filing. The prior art date of an international application that does not designate the United States or is published in a language other than English is its publication date. The patent claim must also be sufficiently clear and definite so as to allow the public to know whether it is infringing the claim, that is, it must give proper notice of infringement.

In the United States, patents are issued by the U.S. Patent Office. In the United States, federal courts or the U.S. Patent Office may subsequently decide that one or more claims contained in a patent are invalid, rendering those claims unenforceable against third parties. Establishing invalidity of even one patent claim, however, can be difficult. In the United States, issued patents enjoy a presumption of validity as a matter of law, and the party challenging the validity of a patent claim has the burden of proof, which can only be satisfied by clear and convincing evidence. By contrast, in a patent litigation the patent owner need only prove infringement by the “preponderance of the evidence” standard that is generally applicable in civil litigation.

If an issued patent is infringed by a third party and the relevant claims are found to be valid and enforceable, the patent owner can seek damages for infringement that has occurred up to the time of such a finding. In the United States, if the infringing third party is determined to have infringed the patent willfully, the patent owner may also be entitled to increased damages (up to three times actual damages) and, potentially, attorneys’ fees. Whether or not infringement is determined to be willful, the court may enjoin, or prohibit, the infringer from engaging in further infringing activity or otherwise set forth the conditions for the continued use of the patented technology. The patent owner in general has no obligation to make a license available on reasonable terms or at all. However, upon finding a claim valid and infringed, a court, in its discretion based on the evidence presented, may determine that the infringing product is so important to the public that the public’s interest is not served by excluding the product from the market. In such a case, the court will allow the product to remain on the market and require that the infringer pay equitable compensation to the patent owner. This discretion of the court is rarely invoked outside of the medical area and, even in the medical area, is not typically invoked unless there is no reasonable substitute for the product and the human health would be impaired absent continued access to the product. Where this discretion is invoked to permit continued presence in the market, the court may place constraints on such presence, for example, limiting the duration or other circumstances under which the product can remain available.

The third party, whether faced with litigation or not, may seek to obtain from the patent owner a license that would enable the third party to continue commercializing the patented technology.

Patents are issued and enforced on a country-by-country basis. In the European Union, there is a centralized process for seeking patents at the European Patent Office, or the EPO, although patents, once issued, are enforced on a country-by-country basis. In addition, unlike in the United States, once a patent is issued through the EPO centralized process, it can be challenged at the EPO by third parties in a proceeding known as an opposition. During the pendency of an opposition proceeding, the owner of the patent can still seek to enforce the patent on a country-by-country basis against purported infringers, although the courts of a given country may choose to stay, or suspend, the enforcement action pending resolution of the EPO opposition proceeding. As an alternative, parties affected by patents can file invalidation proceedings directly in a selected country, and the country will thereafter independently determine whether to wait for a decision on the EPO opposition (including any appeals that may be taken) or commence deciding the validity of the patent claims under the law of that country notwithstanding the EPO opposition process.

In a patent litigation, both parties are at risk. The purported infringer is at risk of being held to infringe and therefore liable for damages (including possibly increased damages and attorneys’ fees), which can be substantial. Also, an infringer may be enjoined by the court from further activities relating to the infringing product. At the same time, however, the purported infringer may assert that the patent claims at issue are invalid or otherwise unenforceable. If the accused infringer prevails in its assertions, the patent owner may permanently lose its patent rights or have those rights curtailed.

Our Patents and Proprietary Rights

We rely on intellectual property rights for the protection of our COSTAR stent and plan to rely on these rights to protect any other products that we may develop. We own a number of issued patents and pending patent applications in the United States and foreign countries and plan to file additional patent applications on inventions that are important to our business and that we believe are patentable. We intend to aggressively pursue and defend patent protection on our proprietary technologies.

As of August 31, 2004, we held six U.S. patents and had 42 pending U.S. patent applications and 38 pending foreign patent applications (which include 11 international PCT applications and 27 foreign national applications). The U.S. patents that cover our COSTAR stent are:

•	U.S. Patent No. 6,241,762, entitled “Expandable Medical Device with Ductile Hinges,” which expires in 2018;

•	U.S. Patent No. 6,562,065, entitled “Expandable Medical Device with Beneficial Agent Delivery Mechanism,” which expires in 2018; and

•	U.S. Patent No. 6,764,507, entitled “Expandable Medical Device with Improved Spatial Distribution,” which expires in 2020.

Applications for patents corresponding to the subject matter of U.S. Patent No. 6,241,762 have been filed in Europe, Israel, Japan, Korea, Australia and Canada. Patents, if issued on these pending foreign applications, will expire in 2018. In addition, 22 of our pending U.S. applications and 25 of our international applications (including four PCT and 21 foreign national applications) have claims or subject matter directed to our COSTAR stent. Patents relating to these applications, if issued, will expire between 2018 and 2025.

We have four U.S. patent applications and two international PCT applications covering stents for the treatment of AMI. Patents, if issued on these applications, will expire between 2023 and 2024.

The other U.S. and foreign patent applications in our patent portfolio are directed generally to inventions relating to stent structures, drug delivery technologies, methods of manufacturing our COSTAR stent and other products that we may develop.

To date, our patents have not been challenged by a third party, and we do not know whether, if challenged, they will be found to be valid and enforceable or how broadly the claims would be interpreted. As a result, we do not know how much practical protection our patent rights will afford us.

We also rely on trade secrets, technical know-how and continuing innovation to develop and maintain our competitive position. We seek to protect our proprietary information by generally requiring our employees, consultants, contractors, outside scientific collaborators and other advisors to execute non-disclosure and assignment of invention agreements on commencement of their employment or engagement, through which we seek to protect our intellectual property. Agreements with our employees also prevent them from bringing the proprietary rights of third parties to us. We also generally require confidentiality or material transfer agreements from third parties that receive our confidential data or materials.

Third-Party Patent Rights

The medical device industry in general, and the stent sector of this industry in particular, are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. We are aware of numerous patents issued to third parties that relate to aspects of our business, including the design and manufacture of drug eluting stents as well as the use of catheters to place stents. The owners of each of these patents could assert that the manufacture, use or sale of our COSTAR stent infringes one or more claims of their patents. Each of these patents contains multiple claims, any one of which may be independently asserted against us on commercialization of our product. The following summary discusses certain patents that we believe, as a result of the claims these patents contain in relation to our COSTAR stent, represent a material litigation risk to us. There may be additional patents that relate to aspects of our technology that will materially and adversely affect our business. Moreover, because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that materially and adversely affect our business.

The patent expiration dates indicated below assume that the indicated patents are not invalidated or extended prior to their scheduled expiration dates. Many of the patents discussed below have one or more equivalent foreign issued patents or related pending applications (in addition to any described in the summary below).

The fact that we list a patent below as a potential risk to us does not mean that we necessarily consider the patent either valid or enforceable or that a court would necessarily conclude that we infringe the patent. However, it may be determined by a court or otherwise that patents that have been issued or are issued in the future to third parties contain one or more valid claims that we infringe.

Use of Paclitaxel to Treat Restenosis

Our COSTAR stent incorporates the antiproliferative drug paclitaxel as a therapeutic for restenosis. Angiotech has asserted during patent prosecution that the treatment of restenosis can also be categorized as the treatment of stenosis or angiogenesis. We are aware of a number of U.S. patents with claims that are directed to either (i) the use of paclitaxel to treat angiogenesis, stenosis or restenosis generally, regardless of how the paclitaxel is administered or (ii) a stent that includes paclitaxel in a polymer or the use of such a stent to treat angiogenesis, stenosis or restenosis.

Boston Scientific purchased from NeoRx Corporation a series of patents, referred to as the “Kunz” patents, which cover the use of paclitaxel to treat restenosis generally and also via a stent, including, without limitation, U.S. Patent Nos. 5,733,925, 5,811,477, 6,074,659, 6,171,609, 6,268,390, 6,306,421, 6,515,009, 6,599,928 and 6,663,881. There are other Kunz U.S. and foreign patent applications pending. Two Kunz patents, U.S. Patent No. 6,171,609, with a claim directed to a stent with a cell growth inhibitor effective to inhibit stenosis or reduce restenosis following the placement of a stent, and U.S. Patent No. 6,599,928, with claims directed to a method for maintaining vessel luminal area that includes inserting a stent that has a cryostatic agent that does not exhibit substantial cytotoxicity to treat restenosis, are currently being asserted by Boston Scientific and SciMed Life Systems, Inc., a subsidiary of Boston Scientific, against Johnson & Johnson and Cordis in Federal District Court in Delaware. The Kunz patents expire between 2011 and 2020.

In addition, Angiotech Pharmaceuticals, Inc. is the owner of a family of patents, sometimes referred to as the “Hunter” patents, U.S. Patent Nos. 6,544,544 and 5,716,981 and EP 0 706 376 (the “EP” designation indicates a patent issued by the European Patent Office), and has licensed from the U.S. government a family of other patents, sometimes referred to as the “Kinsella” patents, U.S. Patent Nos. 6,429,232, 5,616,608 and 6,403,635 and EP 0 711 158, that cover the use of paclitaxel-coated stents to treat angiogenesis and restenosis (together referred to as the “Angiotech” patents). There are other Hunter and Kinsella patents and patent applications pending in the United States and in foreign countries. We understand that, in 1997, Angiotech granted co-exclusive sublicenses to Boston Scientific Corporation and Cook Inc. in the Angiotech patents. We also understand that this license has been converted to an exclusive license in the coronary vascular field of use to Boston Scientific and that Boston Scientific has obtained the right to sublicense the Angiotech patents. The Angiotech patents expire between 2013 and 2015.

EP 0 706 376 B1 to Hunter was granted in May 1997 to Angiotech and is being opposed at the EPO by a number of parties in a proceeding that commenced in March 1998. The Opposition Division of the EPO issued a decision in August 2000 that revoked the patent based on the unpatentability of claims directed to the use of paclitaxel generally (without the reference to administration via a stent) to treat angiogenesis (which Angiotech asserts includes restenosis) over certain prior art references, most notably PCT publication WO 93/11120 by Kopia, which generally described in June 1993 that paclitaxel can be used to treat angiogenesis and restenosis. Angiotech appealed the decision of the Opposition Division to the European Technical Boards of Appeal, which, in a decision dated April 25, 2003, sent the proceeding back to the Opposition Division for further consideration of the claims directed to a stent coated with a polymeric material that includes paclitaxel. The Opposition Division has scheduled an Oral Hearing on this matter in January 2005, at which time the Opposition Division is expected to hear arguments and render a decision on the paclitaxel/stent claims. This decision, once rendered, can be appealed by the losing party to the European Technical Boards of Appeal.

EP 0 711 158 B1, to Kinsella et al., was granted in October 2003 to the U.S. government (and also licensed to Angiotech) with claims to a drug delivery system for local delivery of paclitaxel, which can be via a stent, as well as claims to the use of paclitaxel to reduce or prevent the development of atherosclerosis. Prior to the expiration of the opposition period, we filed an opposition against these Kinsella claims based in part on prior disclosure of local delivery of paclitaxel and/or use of paclitaxel in treatment of atherosclerosis in multiple prior art references. The Opposition Division has not yet set a time limit for filing amendments and arguments.

Stent Structure

We are aware of a large number of U.S. patents issued to third parties relating to stent design. Because of the large number of patents in this field, it is particularly difficult to identify those patents that could materially and adversely affect our business.

U.S. Patent No. 6,783,543 was recently issued to SciMed Life Systems, a subsidiary of Boston Scientific, with claims covering an expandable stent with a plurality of cavities which are micro-holes or micro-slits that extend from the outer surface through the inner surface and which act as reservoirs for a substance. The patent expires in 2021.

Advanced Cardiovascular Systems, Inc., a subsidiary of Guidant, owns a series of patents, the “Lau” patents, including, but not limited to, U.S. Patent Nos. 5,421,955, 5,514,154, 6,066,167, 6,309,412, 6,432,133, 6,485,511, 6,596,022 and 6,689,159. The Lau patents claim stent structures including cylindrical elements and interconnecting elements. The Lau patents expire between 2011 and 2013.

Medinol, Ltd. owns a large number of U.S. patents and patent applications directed to stent designs and manufacture. Medinol sued Johnson and Johnson in a patent infringement action involving some but not all of the claims of U.S. Patent Nos. 5,733,303, 5,843,120 and 5,972,018. In January 2004, the U.S. Court of Appeals for the Federal Circuit held that most of the asserted claims were invalid as obvious, but that claim 13 of the ‘120 patent directed to a particular stent design was valid and infringed. There are currently three ongoing oppositions by

Boston Scientific and others to granted Medinol patents in Europe. In April 2004, the European Technical Boards of Appeal held a Medinol patent invalid in the appeal of a prior decision maintaining the patent by the European Opposition Division based on an opposition by Boston Scientific and others. In an earlier European Opposition proceeding, Medinol stent claims in another European Patent were upheld as valid over oppositions filed by SciMed, Cordis and others, and this opposition is currently on appeal to the European Technical Boards of Appeal.

Two patents issued to Sorin Biomedica Cardio S.p.A., U.S. Patent Nos. 6,309,414 and 6,616,690, generally cover expandable stents for supporting the wall of the lumen of a vessel. The Sorin patents expire in 2017.

We are aware of U.S. Patent Nos. 6,656,162 and 5,797,898 and U.S. Patent Application Publication No. 2004/0166140 A1, to Santini, Jr., et al., owned by MicroCHIPS, Inc., with claims directed to a device for the controlled release of one or more drugs that include an implantable stent; at least two reservoirs in the stent and a release system contained in each of the at least two reservoirs, wherein the release system includes one or more drugs for release. The patent expires in 2020.

We are also aware of a number of patents issued to Palmaz, which are owned by Cordis including, without limitation, U.S. Patent Nos. 4,733,665, 4,776,337 and 4,739,762, related to balloon expandable stents. These patents expire in 2005, prior to our planned U.S. market launch.

Stent Delivery Catheters

In order to deliver a stent, a physician must use a catheter designed for stent delivery. Consequently, we plan to commercialize our COSTAR stent in combination with a delivery catheter of our design. In particular, we are currently in clinical trials with a delivery catheter of a type referred to as a “rapid exchange” catheter, and are conducting research on the use of a number of other types of delivery catheter designs. We are aware of a number of patents relating to the design and use of catheters, including rapid exchange catheters, that have been issued to third parties.

One family of patents, termed the “Lau” patents, U.S. Patent Nos. 6,527,789 and 6,488,694, directed to a rapid exchange catheter to deliver a stent, is owned by Advanced Cardiovascular Systems. The Lau patents expire between 2011 and 2013.

Another family of patents, termed the “Yock” patents, including, without limitation, U.S. Patent Nos. 6,036,715, 5,061,273, 5,451,233, 5,040,548, 5,749,888 and 6,575,993, directed to a type of design of a rapid exchange catheter, is also owned by Advanced Cardiovascular Systems. The Yock patents expire between 2006 and 2008.

A third family of patents that cover rapid exchange catheters, termed the “Bonzel” patents, U.S. Patent Nos. 4,762,129 and 5,002,531, are owned by Boston Scientific. The Bonzel patents expire in 2005, prior to our planned U.S. market launch.

Method of Manufacturing Coated Stents

We are aware of two patents, U.S. Patent Nos. 6,395,326 and 6,616,765, that are owned by Advanced Cardiovascular Systems, directed to the application of a material to a stent, and which are referred to as the “Castro” patents. The Castro patents expire in 2020.

Consequences of Infringement

All of the major companies in the stent and related markets, including Boston Scientific Corporation, Johnson & Johnson, Guidant Corporation and Medtronic, have been repeatedly involved in patent litigation relating to stents since at least 1997. Recently filed patent litigation includes litigation between Boston Scientific and Johnson & Johnson relating to Boston Scientific’s drug eluting and bare metal stents and Johnson & Johnson’s drug eluting stent, as well as patent litigation by Advanced Cardiovascular Systems, a subsidiary of Guidant, against Boston Scientific relating to stent structure. Each company is claiming that the other company infringes its intellectual property. Based on the prolific litigation that has occurred in the stent industry and the fact that we may pose a competitive threat to some large and well-capitalized companies who own or control patents relating to stents and their use, manufacture and delivery, we believe that it is highly likely that one or more third parties will assert a patent infringement claim against the manufacture, use or sale of our COSTAR stent based on one or more of these or other patents. It is not unlikely that a lawsuit asserting patent infringement and related claims will be filed against us prior to the completion of this offering, and it is possible that a lawsuit may have already been filed against us of which we are not aware. Any lawsuit could seek to enjoin, or prevent, us from commercializing our COSTAR stent and may seek damages from us, and would likely be expensive for us to defend against. In particular, it has been reported that Boston Scientific plans to initiate litigation asserting patent infringement claims against us prior to commercialization of our COSTAR stent in the United States. We cannot predict when this lawsuit will be filed, and investors should assume that a lawsuit alleging that we have infringed or are infringing one or more patents controlled by Boston Scientific has been filed by Boston Scientific at or prior to the time of this offering. Although we have not otherwise received any definitive communications from third parties indicating that they intend to pursue patent infringement claims against us, we have received letters from third parties who have intellectual property rights in, or who have been actively involved in litigation or oppositions relating to, coronary stents, asserting that they may have rights to patents that are relevant to our operations or our stent platform and requesting the initiation of discussions.

If any patents are ultimately determined to contain one or more valid claims that we infringe, we may, among other things, be required to:

•	pay damages, including up to treble damages and the other party’s attorneys’ fees, which may be substantial;

•	cease the development, manufacture, use and sale of products that infringe the patent rights of others, including our COSTAR stent, through a court-imposed sanction called an injunction;

•	expend significant resources to redesign our technology so that it does not infringe others’ patent rights, or to develop or acquire non-infringing intellectual property, which may not be possible;

•	discontinue manufacturing or other processes incorporating infringing technology; and/or

•	obtain licenses to the infringed intellectual property, which may not be available to us on acceptable terms, or at all.

In addition, litigation with any of these patent owners, even if their allegations are without merit, would likely be expensive and time-consuming and divert management’s attention from our core business.

If we need to redesign products to avoid third-party patents, we may suffer significant regulatory delays associated with conducting additional studies or submitting technical, manufacturing or other information related to the redesigned product and, ultimately, in obtaining approval.

Our conclusions regarding non-infringement and invalidity are based in part on a review of publicly available databases and other information. There may be information not available to, or otherwise not reviewed by, us that might change our conclusions. Moreover, as described above the scope and validity of patent claims are determined based on many facts and circumstances, and in a litigation a court may reach a different conclusion on any given patent claim than the conclusions that we have reached.

While our products are in clinical trials, and prior to commercialization, we believe that our activities in the United States related to the submission of data to the FDA fall within the scope of the exemptions that cover activities related to developing information for submission to the FDA and fall under general investigational use or similar laws in other countries.

See “Risk Factors—Risks Related To Our Intellectual Property—We believe that it is highly likely that one or more third parties will assert a patent infringement claim against us. If any such claim is successful, we could be enjoined, or prevented, from developing and commercializing our COSTAR stent or other product candidates,” “—If we are unable to obtain and maintain intellectual property protection covering our products, others may be able to make, use or sell our products, which would adversely affect our market share, and, therefore, our revenues” and “—We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.”

Government Regulation

United States

Our product candidates are combination products because they are comprised of two or more regulated components (i.e., a drug and a device) that are physically combined and produced as a single entity. Because the primary mode of action is that of a medical device, our products are regulated primarily as devices by the FDA under the Federal Food, Drug, and Cosmetic Act. Some aspects of our product candidates (e.g., release kinetics) will be reviewed by FDA’s drug review center. FDA regulations govern:

•	product design and development;

•	product testing;

•	product manufacturing;

•	product safety;

•	product labeling;

•	product storage;

•	record keeping;

•	pre-market clearance or approval;

•	advertising and promotion;

•	production; and

•	product sales and distribution.

Unless an exemption applies, each product that we currently plan to commercially distribute in the United States will require either prior 510(k) clearance by, or prior premarket approval from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risk are placed in either class I or II, which requires the manufacturer to submit to the FDA a premarket notification requesting permission for commercial distribution. This process is known as 510(k) clearance. Some low risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or a device deemed to be not substantially equivalent to a previously cleared 510(k) device, are placed in class III. In general, a class III device cannot be marketed in the United States unless the FDA approves the device after submission of a premarket approval application. The FDA can also impose restrictions on the sale, distribution or use of devices at the time of their clearance or approval, or subsequent to marketing.

Premarket Approval

Our COSTAR stent is a combination product that will be regulated primarily as a class III medical device. FDA approval of a premarket approval application, or PMA, is required before marketing of a class III medical device in the United States can proceed. The process of obtaining premarket approval is much more costly, lengthy and uncertain than 510(k) clearance. A PMA must be supported by extensive data including, but not limited to, technical, pre-clinical and clinical studies, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing, and proposed labeling.

After the FDA determines that a PMA is complete, the FDA accepts the application and begins an in-depth review of the submitted information. The FDA, by statute and regulation, has 180 days to review an accepted premarket approval application, although the review generally occurs over a significantly longer period of time, and can take up to several years. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with the quality system regulations. Under the Medical Device User Fee and Modernization Act of 2002, the fee to submit a PMA can be up to $240,000 per PMA, but certain companies may qualify for a small business exemption. New PMAs or supplemental PMAs are required for significant modifications to the manufacturing process, labeling, use and design of a device that is approved through the premarket approval process. Premarket approval supplements often require submission of the same type of information as a PMA except that the supplement is limited to information needed to support any changes from the device covered by the original PMA, and may not require as extensive clinical data or the convening of an advisory panel.

Clinical Studies

A clinical study is almost always required to support a PMA and is sometimes required for 510(k) clearance. Clinical trials for a “significant risk” device require submission of an application for an investigational device exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the institutional review board overseeing the clinical trial. If the product is deemed a “non-significant risk” device under FDA regulations, only informed consent and approval from the institutional review board overseeing the clinical trial is required. Clinical trials are subject to extensive recordkeeping and reporting requirements. Our clinical trials must be conducted under the oversight of an institutional review board at the relevant clinical trial site and in accordance with applicable regulations and policies including, but not limited to, the FDA’s good clinical practice, or GCP, requirements. We, the FDA or the institutional review board at each site at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. The results of clinical testing may not be sufficient to obtain approval of the product.

Pervasive and Continuing FDA Regulation

After a device is placed on the market, numerous regulatory requirements apply. These include:

•	quality system regulation, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•	labeling regulations, which govern product labels and labeling, prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling and promotional activities;

•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and

•	notices of correction or removal and recall regulations.

Advertising and promotion of medical devices are also regulated by the Federal Trade Commission and by state regulatory and enforcement authorities. Recently, some promotional activities for FDA-regulated products have been the subject of enforcement actions brought under healthcare reimbursement laws and consumer protection statutes. In addition, under the federal Lanham Act, competitors and others can initiate litigation relating to advertising claims.

Compliance with regulatory requirements is enforced through periodic, unannounced facility inspections by the FDA and the Food and Drug Branch of the California Department of Health Services. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	warning letters or untitled letters;

•	fines, injunction and civil penalties;

•	recall or seizure of our products;

•	customer notification, or orders for repair, replacement or refund;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our request for premarket approval of new products;

•	withdrawing premarket approvals that are already granted; and

•	criminal prosecution.

International

International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ.

The primary regulatory environment in Europe is that of the European Community, which consists of 25 countries encompassing nearly all the major countries in Europe. Other countries which are not part of the European Community, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Community with respect to medical devices. The European Community has adopted Directive 93/42/EEC on medical devices and numerous standards that govern and harmonize the national laws and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices that are marketed in member states. Medical devices that comply with the requirements of the national law of the member state in which they are first marketed will be entitled to bear CE marking, indicating that the device conforms with applicable regulatory requirements, and, accordingly, can be commercially marketed within European Community states. The method of assessing conformity with applicable regulatory requirements varies depending on the class of the device, but for an implantable stent that incorporates a drug (which falls into class III), the method involves a combination of self-assessment by the manufacturer of the safety and performance of the device, and a third party assessment by a Notified Body, usually of the design of the device and of the manufacturer’s quality system. A Notified Body is a private commercial entity that is designated by the national government of a member state as being competent to make independent judgments about whether a product complies with applicable regulatory requirements. The manufacturer’s assessment will include a clinical evaluation of the conformity of the device with applicable regulatory requirements, which for a new drug eluting stent will include the results of clinical studies.

The approval of a regulatory authority and of an ethics committee is required in order to undertake a clinical study in a European Community state. Where a medical device incorporates a drug, the requirements for safety, efficacy and quality of that drug as set out in the legislation governing pharmaceutical products must be satisfied, which requires approval of such aspects by a regulatory authority. National laws and guidelines regulate other aspects such as labeling and post-marketing due diligence requirements. Continued regular auditing and re-certification by a Notified Body is generally required for a class III device.

We are not subject to any regulatory approval process in order to commercialize our COSTAR stent in India. We have received export approval from the FDA that enables us to ship product to India that has not been approved for commercial distribution in the United States. We may also manufacture our products in Ireland for export outside of the European Community before we are entitled to bear CE marking.

Outside of the European Community, the requirements to commercialize a medical device vary country by country. Some countries, such as Japan, have their own governmental approval process through which clinical trial data and other information are submitted to a regulatory authority. In other countries, a medical device may be commercialized if the product has been approved in the United States or is entitled to bear CE marking.

Research and Development

Since inception, we have devoted a significant amount of resources to develop our stent platform. During 2001, 2002 and 2003, we recorded $1.4 million, $3.6 million and $9.2 million, respectively, in research and development expenses.

Employees

As of September 30, 2004, we had 62 full time employees, five of whom hold Ph.D., M.D. or comparable degrees and 11 of whom hold other advanced degrees. Approximately 51 employees are engaged in research and development and 11 in business development, finance and other administrative functions. None of our employees are represented by a labor union or are covered by a collective bargaining agreement. We believe that we maintain good relations with our employees.

Facilities

As of September 30, 2004, we leased an approximately 29,000 square foot facility in Menlo Park, California for our headquarters and as the base for research and development activities. This lease expires in April 2007. We have also leased an approximately 2,800 square foot temporary manufacturing facility in Athlone, Ireland, on a month-to-month basis. In addition to our temporary manufacturing facility, we have executed an agreement to enter into a ten year lease of an approximately 27,000 square foot permanent manufacturing facility in Athlone, Ireland. We expect to enter into a definitive lease agreement upon completion of the facility. We expect that this facility will include an approximately 5,000 square foot clean room. We believe that our current facilities will be sufficient to meet our needs through early 2006.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations. We are not currently involved in any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

Our current executive officers and directors and their respective ages are:

Name	Age	Position
Frank Litvack, M.D.	49	Chief Executive Officer and Chairman of the Board
John F. Shanley	54	Founder, Chief Technology Officer and Director
Azin Parhizgar, Ph.D.	45	Vice President, Chief Operating Officer
Michael Boennighausen	43	Vice President, Finance and Administration and Chief Financial Officer
Earle L. Canty	52	Vice President, Regulatory Affairs and Quality Assurance
Stephen H. Diaz	62	Vice President, Engineering and Pilot Production
Cindy A. Lynch	35	Vice President, Intellectual Property
Jeff Tillack	40	Vice President, Operations
David M. Clapper	53	Director
John H. Friedman (1)(2)(3)	51	Director
Frank T. Gentile, Ph.D.	42	Director
George M. Milne, Jr., Ph.D. (1)(2)(3)	60	Director
David B. Musket	46	Director
Carl Simpson (1)(2)(3)	64	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.

Frank Litvack, M.D. has been chairman of our board of directors since 2002. In 2003, Dr. Litvack was appointed Chief Executive Officer. From 2000 to 2001, Dr. Litvack was Chairman and Chief Executive Officer of Fasturn Inc., a software company. Since 2000, Dr. Litvack has been a Professor of Medicine at University of California, Los Angeles. From 1989 until 1997, Dr. Litvack was a founder and director of Progressive Angioplasty Systems Inc., which was acquired by United States Surgical Corporation. Since 1996, Dr. Litvack has been the general partner of Calmedica Capital, L.P. and a member of Calmedica International, LLC. Since 1992, Dr. Litvack has been a founder and director of Immusol, Inc., a privately-held biotechnology company. Dr. Litvack currently holds the rank of Attending Physician at Cedars-Sinai Medical Center. Since 1985, Dr. Litvack has been an attending cardiologist at Cedars-Sinai Medical Center. Dr. Litvack co-directed the Cardiovascular Intervention Center at Cedars-Sinai Medical Center from 1986 to 2000. Dr. Litvack holds an M.D. from McGill University.

John F. Shanley founded Conor Medsystems in 1999. Mr. Shanley has been our Chief Technology Officer since 2002 and a member of our board since 1999. From 1999 to 2002, Mr. Shanley was our Chief Executive Officer. From 1992 to 1995, Mr. Shanley served as Vice President, Operations and Engineering for Purus, Inc., a start-up technology company. Mr. Shanley holds a B.S. in Engineering Science and a M.S. in Materials Science from the University of Notre Dame.

Azin Parhizgar, Ph.D. has been our Vice President, Chief Operating Officer, since September 2004. From 2002 to 2004, Dr. Parhizgar was an independent consultant advising companies involved in the development of device/drug/biologics technologies and other emerging cardiovascular technology sectors. From 1996 to 2002, Dr. Parhizgar held various positions with Medtronic, Inc., a medical device company, including Executive Vice President of Emerging Ventures and Regulatory Science at Medtronic AVE and Executive Vice President of Global Regulatory, Quality and Clinical Affairs at Medtronic Vascular. Dr. Parhizgar holds a dual B.Sc. in

Biology and Chemistry from Boston College, a M.Sc. in Biomechanical Engineering and a Ph.D. in Tissue Engineering both from Brown University.

Michael Boennighausen has been our Vice President, Finance and Administration, since July 2002 and was appointed our Chief Financial Officer in April 2004. From 1994 to 2002, Mr. Boennighausen served in various positions at ALZA Corporation, a pharmaceutical company, including Group Controller and Director of Investor Relations. Prior to ALZA, Mr. Boennighausen served as a health care policy analyst and also was a volunteer with the U.S. Peace Corps in Africa. Mr. Boennighausen holds a B.A. in Political Science from Stanford University and an M.B.A. from University of California, Los Angeles.

Earle L. Canty has been our Vice President of Regulatory Affairs and Quality Assurance since January 2004. From 2001 to 2003, Mr. Canty was Vice President for Regulatory Affairs, Clinical Affairs and Quality Assurance at TriVascular, Inc., a medical equipment company. From 1998 to 2001, Mr. Canty was a regulatory affairs and quality assurance consultant for various clients. From 1996 to 1998, Mr. Canty was Vice President for Regulatory Affairs and Quality Assurance at Cardiac Pathways Corporation, a medical device company. From 1995 to 1996, Mr. Canty was Vice President for Regulatory Affairs and Quality Assurance at Symphonix Devices, a medical device company. From 1987 to 1994, Mr. Canty was Vice President for Regulatory Affairs and Quality Assurance at Ventritex Inc., a medical device company. Mr. Canty holds a B.S. and an M.S. in Biological Sciences from Stanford University.

Stephen H. Diaz has been our Vice President of Engineering and Pilot Production since 2003. From 2001 to 2003, Mr. Diaz was our director of engineering. From 1999 to 2001, Mr. Diaz was retired. From 1970 to 1999, Mr. Diaz held a number of senior management positions at Raychem Corporation, an electronics company, including Design Engineer and Technical Director. Mr. Diaz holds a B.S. in Mechanical Engineering from Louisiana State University.

Cindy A. Lynch has been our Vice President of Intellectual Property since 2003. From 1997 to 2003, Ms. Lynch was a partner and an associate with Burns, Doane, Swecker & Mathis, LLP, a law firm specializing in intellectual property law. Ms. Lynch is a former patent examiner at the U.S. Patent and Trademark Office in the medical device group. Ms. Lynch holds a B.S. in Mechanical Engineering from Tufts University and a J.D. from George Mason University School of Law.

Jeff Tillack has been our Vice President of Operations since 2003. From 2000 to 2003, Mr. Tillack was Vice President and General Manager at Medsource Technologies, Inc., a medical device company. From 1998 to 2000, Mr. Tillack was Director of Operations at Medtronic, Inc., a medical device manufacturer. Mr. Tillack holds a B.S. in Mechanical Engineering from North Carolina State University and an M.B.A. from the University of North Carolina.

David M. Clapper has been a member of our board of directors since September 2004. From 1999 to March 2004, Mr. Clapper served as President, Chief Executive Officer and a member of the board of directors of Novacept, Inc., a medical device company. From 1993 to 1999, Mr. Clapper was President, Chief Executive Officer and a director of Focal, Inc., a biotechnology company. From 1977 to 1993, Mr. Clapper was employed at various divisions of Johnson & Johnson, serving as Vice President and a board member at Critikon, Inc., a division of Johnson & Johnson from 1992 to 1993 and Vice President of Sales & Marketing and a board member of Ethicon Endo-Surgery, a division of Johnson & Johnson, from 1977 to 1992. Mr. Clapper is a member of the board of directors of Silicon Valley Bancshares. Mr. Clapper holds a B.S. in Marketing from Bowling Green State University.

John H. Friedman has been a member of our board of directors since August 2003. Mr. Friedman is the Managing Partner of Easton Hunt Capital Partners, L.P., which is a private investment firm founded by Mr. Friedman in 1999. Since 1991, Mr. Friedman has also been the President of Easton Capital Corp., a private investment firm. From 1992 to 1993, Mr. Friedman co-managed Atrium Capital Corporation, a venture capital fund. From 1989 to 1991, Mr. Friedman was the founder and Managing General Partner of Security Pacific Capital Investors, a private investment firm. From 1981 to 1989, Mr. Friedman was with E.M. Warburg, Pincus & Co., Inc., a private investment firm, with his last position being Managing Director and Partner. From 1978 to 1980, Mr. Friedman was an attorney with Sullivan & Cromwell LLP, a law firm. In the 1980’s Mr. Friedman was employed at Shearson Loeb Rhoades, an investment bank. Mr. Friedman is a member of the board of directors of Renovis, Inc., a biopharmaceutical company, Comverse Technology, Inc., a telecommunications equipment company, YM BioSciences, Inc., a biotechnology company, as well as several private companies. Mr. Friedman holds a B.A. in History from Yale College and a J.D. degree from Yale Law School.

Frank T. Gentile, Ph.D. has been a member of our board of directors since October 2003. Since 2002, Dr. Gentile has been Vice President, Research, at Hambrecht & Quist Capital Management, a venture capital management company. From 2001 to 2002, Dr. Gentile was Vice President, Technology Program Management at Millennium Pharmaceuticals, Inc., a biopharmaceuticals company. From 2000 to 2001, Dr. Gentile was Vice President of Product Development at Curis, Inc., a biotechnology company. From 1997 to 2000, Dr. Gentile was Director and then Vice President, Program Management at Reprogenesis, Inc., a biotechnology company. Dr. Gentile holds a B.E. degree in Chemical Engineering from The Cooper Union for the Advancement of Science and Art and a Ph.D. in Chemical Engineering from the Massachusetts Institute of Technology.

George M. Milne, Jr., Ph.D. has been a member of our board of directors since October 2003. Since 2003, Dr. Milne has been a venture partner at Radius Ventures, a venture capital firm focused on the life science industry. From 2000 to 2003, Dr. Milne was Executive Vice President of Global Research and Development at Pfizer, Inc., a pharmaceutical company. While at Pfizer, Dr. Milne also held a number of senior management positions including President of Pfizer’s Central Research with global responsibility for Human and Veterinary Research and Development from 1993 to 2000. Dr. Milne is a member of the board of directors of Charles River Laboratories, Inc., a drug development service company, and Mettler Toledo International, Inc., a precision instruments company, as well as several private companies. Dr. Milne holds a B.S. in Chemistry from Yale University and a Ph.D. in Organic Chemistry from the Massachusetts Institute of Technology.

David B. Musket has been a member of our board of directors since November 1999. Since 1996, Mr. Musket has been Managing Director of ProMed Partners, L.P., a healthcare investment fund. Since 1991, Mr. Musket has also been President of Musket Research Associates, Inc., an investment banking firm focused on emerging healthcare companies. Since 1991, Mr. Musket has also been President of DBM Corporate Consulting, Ltd. From 1984 to 1989, Mr. Musket served as a pharmaceutical analyst at Goldman Sachs & Co. Mr. Musket is a member of the Harvard-M.I.T. Health Sciences and Technology Advisory Council. Mr. Musket holds a B.A. in Biology/Psychology from Boston College and spent four years in a doctoral program in Pharmacology and Neurobiology at Cornell University Medical College.

Carl Simpson has been a member of our board of directors since February 2003. Since 2001, Mr. Simpson has been a partner at Versant Ventures, a private equity fund. From 1979 to 2001, Mr. Simpson held a number of senior management positions at Guidant Corporation, a medical equipment company, including Senior Vice President of Research and Development and General Manager of Devices for Molecular Cardiology. Mr. Simpson serves as an executive officer for EnTent, an early stage company in the field of sleep disordered breathing, as well as a director for several other private companies. Mr. Simpson holds a B.A. in Microbiology from San Jose State University, and a M.S. in Electrical Engineering/Computer Science and an M.B.A., both from Santa Clara University.

Scientific Advisory Board

Our scientific advisory board assists us in the design and implementation of our clinical trials and is comprised of the following individuals:

Specialty	Name	Position
Interventional Cardiology	Alexandre Abizaid, M.D., Ph.D.	Research Director Institute Dante Pazzanese of Cardiology, Sao Paulo, Brazil

Cardiology	Antonio Colombo, M.D.	Director, Cardiac Catheterization Laboratory Emo Centro Cuore Columbus, Milan, Italy

Interventional Cardiology	Raoul Bonan, M.D.	Professor of Medicine, Interventional Cardiologist Montreal Heart Institute, Montreal, Canada

Interventional Cardiology	Keith Dawkins, M.D.	Consultant Cardiologist, Wessex Cardiothoracic Centre, Southampton University Hospital, Southampton, England

Biomedical Engineering	Elazer Edelman, M.D., Ph.D.	Director Harvard-MIT Biomedical Engineering Center Brookline, Massachusetts

Cardiovascular Medicine and Electrical Engineering	Peter Fitzgerald, M.D., Ph.D.	Associate Professor of Medicine (Cardiovascular) and Electrical Engineering, Stanford University Medical Center, Palo Alto, California

Interventional Cardiology	Dean J. Kereiakes, M.D.	CEO and Director of Research, The Ohio Heart Health Center

Cardiology	Mitch Krucoff, M.D.	Associate Professor of Medicine/Cardiology, Duke University Medical Center, Durham, North Carolina

Interventional Cardiology	Martin Leon, M.D.	Chairman, Cardiovascular Research Foundation & Associate Director, Cardiovascular Interventional Therapy—Columbia University Medical Center, New York, New York

Interventional Cardiology	Jeffrey Moses, M.D.	Director, Cardiovascular Interventional Therapy—Columbia University Medical Center, New York, New York

Pharmaceutics and Biomedical Engineering	Kinam Park, Ph.D.	Professor of Pharmaceutics and Biomedical Engineering, Purdue University, Lafayette, Indiana

Cardiovascular Research	Gregg Stone, M.D.	Director of Research and Education Cardiovascular Interventional Therapy—Columbia University Medical Center, New York, New York

Interventional Cardiology	Paul S. Teirstein, M.D.	Director, Interventional Cardiology Fellowship Scripps Clinic, La Jolla, California

Board Composition

Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and eight directors are currently authorized. Upon the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors have been divided among the three classes as follows:

•	the Class I directors will be Mr. Friedman and Dr. Litvack, and their terms will expire at the annual meeting of stockholders to be held in 2005;

•	the Class II directors will be Mr. Shanley and Drs. Gentile and Milne, and their terms will expire at the annual meeting of stockholders to be held in 2006; and

•	the Class III directors will be Messrs. Clapper, Musket and Simpson, and their terms will expire at the annual meeting of stockholders to be held in 2007.

Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

We believe that the composition of our board of directors meets the requirements for independence under the current requirements of the Nasdaq National Market. As required by the Nasdaq National Market, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. We intend to comply with future requirements to the extent they become applicable to us.

Voting Agreement

The election of our directors is governed by a voting agreement that we entered into with certain holders of our common stock and holders of our preferred stock and related provisions of our restated certificate of incorporation. The holders of a majority of our common stock have designated Dr. Litvack and Mr. Shanley for election to our board of directors. The holders of a majority of our Series A preferred stock, Series B preferred stock and common stock, voting as a combined class, have designated Mr. Musket for election to our board of directors. The holders of a majority of our Series C preferred stock have designated Mr. Simpson for election to our board of directors. The holders of a majority of our Series D preferred stock have designated Mr. Friedman for election to our board of directors. The holders of a majority of our common stock and preferred stock, voting together as a single class, have designated Dr. Gentile and Dr. Milne for election to our board of directors. Upon the closing of this offering, the voting agreement will terminate in its entirety and none of our stockholders will have any special rights regarding the election or designation of board members.

Committees of the Board of Directors

As of the closing of this offering, our board of directors will have an audit committee, a compensation committee and a corporate governance and nominating committee, each of which will have the composition and responsibilities described below.

Audit Committee

Our audit committee is comprised of Dr. Milne and Messrs. Friedman and Simpson, each of whom is a non-employee member of our board of directors. Mr. Friedman is the chairman of the audit committee. The board of directors has determined that Mr. Friedman is an “audit committee financial expert” as defined under SEC rules and regulations by virtue of his business background and experience described under “Executive Officers and Directors” above. We believe that the composition of our audit committee meets the requirements for independence and financial sophistication under the current requirements of the Nasdaq National Market and SEC rules and regulations. In addition, our audit committee has the specific responsibilities and authority necessary to comply with the current requirements of the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Our audit committee is responsible for, among other things:

•	overseeing the accounting and financial reporting processes and audits of our financial statements;

•	appointing independent auditors to audit our financial statements;

•	overseeing and monitoring:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	our independent auditor’s qualifications, independence and performance; and

•	our internal accounting and financial controls;

•	preparing the report that SEC rules require be included in our annual proxy statement;

•	providing the board of directors with the results of its monitoring and recommendations; and

•	providing to the board of directors additional information and materials as it deems necessary to make the board of directors aware of significant financial matters that require the attention of the board of directors.

Compensation Committee

Our compensation committee is comprised of Dr. Milne and Messrs. Friedman and Simpson, each of whom is a non-employee member of our board of directors. Dr. Milne is the chairman of the compensation committee. Each member of our compensation committee is an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and a “non-employee director” within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended. We believe that the composition of our compensation committee meets the requirements for independence under the current requirements of the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Our compensation committee is responsible for, among other things:

•	reviewing and approving for our chief executive officer and other executive officers:

•	the annual base salary;

•	the annual incentive bonus, including the specific goals and amount;

•	equity compensation;

•	employment agreements, severance arrangements and change in control agreements/provisions; and

•	any other benefits, compensations, compensation policies or arrangements;

•	reviewing and making recommendations to the board of directors regarding the compensation policy for such other officers as directed by the board;

•	reviewing and making recommendations to the board of directors regarding general compensation goals and guidelines for employees and the criteria by which bonuses to employees are determined;

•	preparing a report to be included in our annual proxy statement which describes:

•	the criteria on which compensation paid to our chief executive officer for the last completed fiscal year is based;

•	the relationship of such compensation to our performance; and

•	the committee’s executive compensation policies applicable to executive officers; and

•	acting as administrator of our current benefit plans, including making amendments to the plans and changes in the number of shares reserved for issuance thereunder.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee is comprised of Dr. Milne and Messrs. Friedman and Simpson, each of whom is a non-employee member of our board of directors. Mr. Simpson is the chairman of the corporate governance and nominating committee. We believe that the composition of our corporate governance and nominating committee meets the requirements for independence under the current requirements of the Nasdaq National Market.

Our corporate governance and nominating committee is responsible for, among other things:

•	reviewing board structure, composition and practices, and making recommendations on these matters to the board of directors;

•	reviewing, soliciting and making recommendations to the board of directors and stockholders with respect to candidates for election to the board; and

•	overseeing compliance by employees with our Code of Conduct.

Compensation Committee Interlocks and Insider Participation

Mr. Musket and Robert Higgins served as members of our compensation committee during 2003. Mr. Higgins resigned from our board of directors in September 2004. Our compensation committee is currently comprised of Dr. Milne and Messrs. Friedman and Simpson. No member of our compensation committee has ever been an officer or employee of Conor Medsystems. None of our executive officers currently serves, or has served during 2003, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Prior to establishing the compensation committee, our full board of directors made decisions relating to compensation of our executive officers. See “Certain Transactions” for a description of transactions between us and entities affiliated with members of our compensation committee.

Director Compensation

The non-employee members of our board of directors are reimbursed for travel, lodging and other reasonable expenses incurred in attending board or committee meetings. Members of our board of directors do not currently receive cash compensation for attending board meetings. During 2003, each of Dr. Milne and Mr. Simpson received an option to purchase 42,000 shares of our common stock at an exercise price of $0.29 per share in his capacity as a non-employee director. Twenty-five percent of the shares subject to these options vest upon completion of one year of service, with the balance of the shares subject to the options vesting in successive equal monthly installments upon completion of each of the next 36 months of continuous service.

In August and September 2004, each of our non-employee directors was granted an option to purchase 31,500 shares of our common stock at an exercise price $1.19 per share. The shares subject to these options vest in 48 equal monthly installments beginning on September 1, 2004.

Our 2004 Non-Employee Directors’ Stock Option Plan, which will become effective upon the closing of this offering, provides for the automatic grant of options to purchase shares of common stock to our non-employee directors. Following the closing of this offering, each individual who first becomes a non-employee director after this offering will receive an initial option grant to purchase 33,600 shares of common stock, and each non-employee director will receive an annual option grant to purchase 12,600 shares of common stock starting at the annual meeting of stockholders to be held in 2005. Annual grants vest in twelve equal quarterly installments over three years from the grant date, while initial grants vest as follows: 1/3rd of the shares subject to the grant will vest one year after the grant date and 1/12th of the shares will vest quarterly thereafter over two years, subject in each case to the recipient’s continued service as a director. Please refer to the section entitled “Benefit Plans—2004 Non-Employee Directors’ Stock Option Plan” below for a further description of our 2004 Non-Employee Directors’ Stock Option Plan.

Executive Compensation

The following table sets forth all compensation awarded to, earned by or paid to our chief executive officer, our four other most highly compensated executive officers whose total salary and bonus exceeded $100,000 for services rendered to us during 2003. We refer to these individuals elsewhere in this prospectus as our “named executive officers.”

Summary Compensation Table

	Annual Compensation		Long-Term Compensation Awards
Name and Principal Position	Salary	Bonus	Securities Underlying Options	All Other Compensation(2)
Frank Litvack, M.D.	$28,264	$—	368,760	$76
Chairman and Chief Executive Officer

John F. Shanley	210,000	—	157,500	630
Chief Technology Officer

Michael Boennighausen	174,167	—	79,800	630
Vice President, Finance and Administration and Chief Financial Officer

Stephen H. Diaz	130,417	—	77,700	605
Vice President, Engineering and Pilot Production

Brett Trauthen (1)	190,000	—	96,600	630
Former Vice President, Clinical Research and Product Development

(1)	Mr. Trauthen resigned in March 2004.
(2)	Consists of life insurance premiums for 2003.

Stock Option Grants in 2003

The following table provides information concerning stock options granted to each of our named executive officers during 2003.

Name	Individual Grants						Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms
	Number of Securities Underlying Options Granted		Percent of Total Options Granted to Employees in 2003		Exercise Price Per Share	Expiration Date

							5%	10%
Frank Litvack, M.D.	42,000 70,560 256,200	(1) (2) (3)	3.5 6.0 21.6	% % %	$0.29 0.29 0.29	08/07/13 08/07/13 08/07/13	$808,783 1,358,755 4,933,576	$1,295,066 2,175,711 7,899,904
John F. Shanley	157,500	(4)	13.3%		0.29	11/18/13	3,032,936	4,856,498
Michael Boennighausen	79,800	(4)	6.7%		0.29	11/18/13	1,536,687	2,460,626
Stephen H. Diaz	77,700	(4)	6.6%		0.29	11/18/13	1,496,248	2,395,872
Brett Trauthen	96,600	(5)	8.1%		0.29	06/30/04	1,166,580	1,201,333

(1)	This stock option was fully vested as of the date of grant.
(2)	This stock option vests in successive twelve equal monthly installments from January 1, 2003.
(3)	This stock option vests in successive eighteen equal monthly installments from January 1, 2003.

(4)	This stock option vests in successive equal monthly installments over 48 months of continuous service from October 31, 2003.
(5)	This stock option expired on June 30, 2004. Prior to the expiration of this stock option, Mr. Trauthen partially exercised this option for 10,062 shares. Mr. Trauthen resigned in March 2004.

Each stock option has a ten-year term, subject to earlier termination if the optionee’s service with us ceases. Each stock option may be exercised prior to vesting, subject to repurchase by us at the original exercise price. The repurchase right lapses over time in accordance with the vesting schedules set forth in the table above. Under certain circumstances in connection with a change of control, the vesting of the option grants may accelerate and become immediately exercisable as described below in the “Management—Employment Agreements” section. Our board of directors retains the discretion, under certain circumstances relating to changes in corporate structure that may affect our common stock, to modify the terms of outstanding options to reflect such changes and prevent the diminution or enlargement of benefits or potential benefits intended to be made available under the applicable stock plan.

Percentages shown under “Percent of Total Options Granted to Employees in 2003” are based on an aggregate of 1,185,450 shares of common stock subject to options granted to our employees during 2003. This number does not include 166,740 shares of common stock subject to options granted to our consultants during 2003.

Each stock option was granted with an exercise price equal to the fair market value of our common stock on the grant date, as determined by our board of directors. Because there was no public market for our common stock prior to this offering, the board of directors determined the fair market value of our common stock by considering a number of factors, including, but not limited to, previous valuations, status of product development, our financial condition and prospects for future growth.

The potential realizable value is calculated based on the term of the stock option at the time of grant, or ten years (other than with respect to Mr. Trauthen, whose option term expired on June 30, 2004 in connection with his resignation in March 2004). Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by:

•	multiplying the number of shares of common stock subject to a given stock option by the assumed initial public offering price per share of $12.00;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the option; and

•	subtracting from that result the aggregate option exercise price.

Aggregated Option Exercises in 2003 and December 31, 2003 Option Values

The following table provides information concerning stock options exercised during 2003, and unexercised stock options held as of December 31, 2003, by each of our named executive officers:

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Frank Litvack, M.D.	70,560	$826,560	606,900	—	$7,109,400	—
John F. Shanley	—	—	6,562	—	76,875	—
Michael Boennighausen	157,500	1,845,000	—	—	—	—
Stephen H. Diaz	21,000	247,000	123,900	—	1,453,600	—
Brett Trauthen	—	—	157,500	—	1,845,000	—

Amounts presented under the captions “Value Realized” and “Value of Unexercised In-the-Money Options at December 31, 2003” are based on an assumed initial public offering price of $12.00 per share minus the exercise price per share, multiplied by the number of shares subject to the stock option, without taking into account any taxes that may be payable in connection with the transaction. Our 1999 Stock Plan allows for the early exercise of options. All options exercised early are subject to repurchase by us at the original exercise price. The repurchase right lapses over time.

Employment Agreements

Frank Litvack

We have entered into a letter agreement dated March 4, 2004 with Frank Litvack, our Chief Executive Officer. The letter agreement sets forth Dr. Litvack’s base salary of $4,000 per month. Dr. Litvack was granted options to purchase an aggregate of 666,120 shares of common stock at $0.48 per share. The vesting of the option grants is as follows:

No. of Shares		Exercise Price	Vesting Schedule
70,560	(1)	$0.48	Twelve equal monthly installments of 5,880 shares beginning on January 31, 2004, contingent upon Dr. Litvack’s continued employment as CEO

70,560	(1)	$0.48	Twelve equal monthly installments of 5,880 shares beginning on January 31, 2005, contingent upon Dr. Litvack’s continued employment as CEO

273,000		$0.48	Eighteen equal monthly installments beginning on July 31, 2004, contingent upon Dr. Litvack’s continued employment as CEO

210,000		$0.48	Eighteen equal monthly installments beginning on July 31, 2004, contingent upon Dr. Litvack’s continued employment as CEO and/or his continued service as Chairman of the Board

42,000		$0.48	Fully vested and exercisable as of July 1, 2004

(1)	Granted in lieu of additional cash salary.

Dr. Litvack’s letter agreement also provides that if we experience a change of control, the vesting of all the options described above shall accelerate and fully vest if all of the following conditions are met: (1) Dr. Litvack must enter into a post-closing consulting agreement for up to twelve months if requested by the purchaser in the change of control; (2) Dr. Litvack enters into a noncompetition agreement for the benefit of the purchaser for twelve months post-closing; and (3) Dr. Litvack must timely provide us and the purchaser with an effective general release of all known and unknown claims. If Dr. Litvack receives such full acceleration of unvested options upon a change of control, he will not be eligible for any other severance benefits in the letter agreement, even if his employment terminates without cause.

Dr. Litvack’s letter agreement also provides that he will be eligible to receive certain severance benefits described below if prior to December 31, 2005, he is terminated without cause or if he resigns as Chief Executive Officer due solely to the hiring, or anticipated hiring, of a specifically identified and viable Chief Executive Officer candidate and he does not resign as Chairman of the Board but, instead, is removed as Chairman of the Board by the other members of our Board of Directors following his termination. In order to be eligible for the severance benefits, Dr. Litvack must (1) timely provide us with an effective general release of all known and unknown claims; (2) enter into a written consulting agreement with us and provide consulting services at our request for the twelve months during which he is eligible to receive the severance payments or, instead, enter into a noncompetition agreement at our request for the twelve months during which he would receive the severance payments; and (3) if requested by a majority of the members of our Board of Directors, resign as Chairman of the Board. The severance benefits are salary continuation for twelve months at the base salary rate in effect as of the date of Dr. Litvack’s termination and acceleration of the shares subject to the option grants listed in the table above (other than the option grant for 42,000 shares) equal to the number of shares that would have vested if Dr. Litvack’s employment as Chief Executive Officer had continued for twelve months after his employment termination date.

John F. Shanley

We have entered into a letter agreement dated May 15, 2002 with John F. Shanley, our Chief Technology Officer. The letter agreement sets forth Mr. Shanley’s initial base salary of $210,000. In addition, we agreed to provide Mr. Shanley with a loan of $100,000, which was secured by 168,000 shares of our common stock held by Mr. Shanley. For more information regarding this loan, see “Certain Transactions—Indebtedness of Management.” In the event we terminate Mr. Shanley’s employment without cause or he is constructively terminated, he will receive twelve months of salary as severance and his stock options will vest in an additional number of shares of our common stock equal to the number of shares that would have vested had his service continued for an additional twelve months, with a corresponding reduction in the number of shares as to which we have a right of repurchase. In addition, Mr. Shanley’s letter agreement provides that if we experience a change of control and we subsequently terminate Mr. Shanley’s employment or he is constructively terminated following a change of control, he will receive twelve months of salary as severance, all stock options granted to Mr. Shanley by us will immediately vest and become exercisable and our right of repurchase with respect to any shares of our common stock held by Mr. Shanley will immediately lapse.

Michael Boennighausen

We have entered into a letter agreement dated July 16, 2002 with Michael Boennighausen, our Chief Financial Officer. The letter agreement sets forth Mr. Boennighausen’s initial base salary of $170,000. Mr. Boennighausen was also granted the right to purchase 77,700 shares of our common stock at $0.29 per share. One-eighth of the shares subject to the option vested upon completion of six months of service, with the balance of the shares vesting in successive equal monthly installments upon completion of each of the next 42 months of continuous service. In the event we terminate Mr. Boennighausen’s employment without cause, he will receive six months of salary as severance. In addition, Mr. Boennighausen’s letter agreement provides that if we experience a change of control and in connection with the change of control we terminate Mr. Boennighausen’s employment or he is constructively terminated, he will receive six months of salary as severance.

Stephen H. Diaz

We have entered into a letter agreement dated January 5, 2000 with Stephen Diaz, our Vice President, Engineering and Pilot Production. The letter agreement sets forth Mr. Diaz’s initial base salary of $80,000. Pursuant to this letter agreement, Mr. Diaz was also granted two options each to purchase 21,000 shares of our common stock at $0.24 per share. The first option vested in twelve equal monthly installments and was exercisable for services previously rendered. The second option vested in 48 equal monthly installments.

Brett Trauthen

We entered into a letter agreement dated March 25, 2002 with Brett Trauthen, our former Vice President, Clinical Research and Product Development. The letter agreement set forth Mr. Trauthen’s base salary of $190,000. Pursuant to this letter agreement, Mr. Trauthen was also granted an option to purchase 60,900 shares of our common stock at $0.29 per share, which was to vest in 48 equal monthly installments subject to his status as an employee on these vesting dates. Since Mr. Trauthen resigned in March 2004, only 30,450 shares vested and the remaining 30,450 shares were cancelled upon Mr. Trauthen’s resignation.

Executive Officer Agreements

We have entered into executive officer agreements dated June 30, 2004 with each of Mr. Boennighausen and Mr. Diaz. Neither Dr. Litvack nor Mr. Shanley entered into an executive officer agreement with us. The executive officer agreements supersede the terms of each executive’s letter agreement to the extent their letter agreements relate to option vesting acceleration upon a change of control. Pursuant to the executive officer agreements, all stock options granted by us to each of the executives will immediately vest and become exercisable in full if we experience a change of control, and as of, or within thirteen months after the effective date of the change of control, the executive’s employment is terminated without cause or the executive is constructively terminated. The executive officer agreements also provide that all stock options granted by us to the executives will be exercisable in whole or in part as to any shares that have not yet vested, subject to our repurchase right upon termination of employment.

Benefit Plans

2004 Equity Incentive Plan

Our board of directors adopted our 2004 Equity Incentive Plan in November 2004, and our stockholders approved the 2004 Equity Incentive Plan in November 2004. The 2004 Equity Incentive Plan is an amendment and restatement of our 1999 Stock Plan. The 2004 Equity Incentive Plan, as an amendment and restatement of our 1999 Stock Plan, will become effective immediately upon the signing of the underwriting agreement for this offering. Options granted under the 1999 Stock Plan prior to its amendment and restatement will continue to be subject to the terms and conditions as set forth in the agreements evidencing such options and the terms of the 1999 Stock Plan. The key terms of the 1999 Stock Plan are substantially the same as those of the 2004 Equity Incentive Plan, except as noted otherwise. The 2004 Equity Incentive Plan will terminate on November 3, 2014, unless sooner terminated by the board of directors. The 2004 Equity Incentive Plan provides for the grant of incentive stock options, as defined under Section 422 of the Internal Revenue Code, nonstatutory stock options, stock purchase awards, stock bonus awards, stock appreciation rights, stock unit awards and other forms of equity compensation (collectively, “stock awards”), which may be granted to employees, including officers, and to non-employee directors, and consultants. The 1999 Stock Plan provides only for the award of incentive stock options, nonstatutory stock options, and stock purchase awards.

Share Reserve.    The aggregate number of shares of common stock that may be issued pursuant to stock awards under the 2004 Equity Incentive Plan is 8,823,612 shares. The number of shares of common stock reserved for issuance will automatically increase on January 1st of each year, from 2006 until 2014, by 5% of the total number of shares of common stock outstanding on December 31st of the preceding calendar year, but in no event will any such annual increase exceed 2,940,000 shares. However, our board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on that date. No more than 8,823,612 shares of common stock may be issued pursuant to the exercise of incentive stock options under the 2004 Equity Incentive Plan. As of September 30, 2004, options covering an aggregate of 4,781,710 shares of common stock were outstanding under the 1999 Stock Plan (such options being subject to the terms of the 1999 Stock Plan prior to its amendment and restatement) and 74,005 shares of common stock were available for future grants under the 1999 Stock Plan.

No person may be granted awards covering more than 1,260,000 shares of common stock under the 2004 Equity Incentive Plan during any calendar year pursuant to an appreciation-only stock award, which is a stock award whose value is determined by reference to an increase over an exercise price of at least 100% of the fair market value of the common stock on the date of grant. A stock option with an exercise price equal to the fair market value of the stock on the date of grant is an example of an appreciation-only stock award. This limitation is designed to ensure that any deductions to which we would otherwise be entitled upon the exercise of an appreciation-only stock award or upon the subsequent sale of shares purchased under such a stock award, will not be subject to the $1 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed under Section 162(m) of the Internal Revenue Code of 1986, as amended.

The following types of shares issued under the 2004 Equity Incentive Plan may again become available for the grant of new awards under the 2004 Equity Incentive Plan: stock that is forfeited to or repurchased by us prior to becoming fully vested; shares withheld to satisfy income and employment withholding taxes; shares used to pay the exercise price of an option in a net exercise arrangement; and shares tendered to us to pay the exercise price of an option. In addition, if a stock award granted under the 2004 Equity Incentive Plan expires or otherwise terminates without being exercised in full, the shares of common stock not acquired pursuant to the award again become available for subsequent issuance under the 2004 Equity Incentive Plan. Shares issued under the 2004 Equity Incentive Plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

Administration.    Our board of directors has delegated its authority to administer the 2004 Equity Incentive Plan to our compensation committee. Subject to the terms of the 2004 Equity Incentive Plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, grant dates, the numbers and types of equity awards to be granted, and the terms and conditions of the equity awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the purchase price under stock purchase awards and, if applicable, stock units and the strike price for stock appreciation rights.

The plan administrator, with the consent of any adversely affected optionee, has the authority to:

•	reduce the exercise price of any outstanding option;

•	cancel any outstanding option and to grant in exchange one or more of the following:

•	new options covering the same or a different number of shares of common stock;

•	new stock awards;

•	cash; and/or

•	other valuable consideration; and

•	engage in any action that is treated as a repricing under generally accepted accounting principles.

Stock Options.     Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2004 Equity Incentive Plan and applicable law, provided that the exercise price of an incentive stock option and a nonstatutory stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Nonstatutory stock options granted under the 1999 Stock Plan prior to its amendment and restatement cannot be less than 85% of the fair market value of our common stock on the date of grant. Options granted under the 2004 Equity Incentive Plan vest at the rate specified by the plan administrator.

Generally, the plan administrator determines the term of stock options granted under the 2004 Equity Incentive Plan, up to a term of ten years (except in the case of certain incentive stock options, as described below). Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a specified period following termination of service), the optionee, or his or her beneficiary, may exercise any vested options for a period of twelve months, or 18 months in the event of death, after the date such service relationship ends or the date of death, as applicable.

If an optionee’s relationship with us, or any of our affiliates, ceases within twelve months following a specified change in control transaction, the optionee may exercise any vested options for a period of twelve months following the effective date of such a transaction. If an optionee’s relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested options for a period of three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination. In no event, however, may an option be exercised beyond the expiration of its term. Options granted under the 1999 Stock Plan prior to its amendment and restatement are generally exercisable as set forth above.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include cash, common stock previously owned by the optionee, a deferred payment arrangement, a broker-assisted cashless exercise, a net exercise of the option, and other legal consideration approved by the plan administrator.

Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless, in the case of nonstatutory stock options, the stock option agreement provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

Tax Limitations on Incentive Stock Option Grants.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless the following conditions are satisfied: the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and the term of the incentive stock option does not exceed five years from the date of grant.

Stock Purchase Awards.    Stock purchase awards are granted pursuant to stock purchase award agreements. The purchase price for stock purchase awards must be at least the par value of our common stock. Stock purchase awards granted under the 1999 Stock Plan prior to its amendment and restatement cannot be less than 85% of the fair market value of our common stock on the date of grant. The purchase price for a stock purchase award may be payable in cash or the recipient’s past services performed for us, or may be paid pursuant to a deferred payment or similar arrangement or in any other form of legal consideration. Shares of common stock acquired under a stock purchase award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a stock purchase award may be transferred only upon such terms and conditions as set by the plan administrator.

Stock Bonus Awards.    Stock bonus awards are granted pursuant to stock bonus award agreements. A stock bonus award may be granted in consideration for the recipient’s past services performed for us or our affiliates or in any other form of legal consideration acceptable to our board of directors. Shares of common stock acquired under a stock bonus award may, but need not, be subject to forfeiture to us in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a stock bonus award may be transferred only upon such terms and conditions as set by the plan administrator.

Stock Appreciation Rights.    Stock appreciation rights are granted pursuant to stock appreciation rights agreements. The plan administrator determines the strike price for a stock appreciation right. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the difference between the per share fair market value of the common stock on the date of exercise over the exercise price, and (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2004 Equity Incentive Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2004 Equity Incentive Plan. If a participant’s service relationship with us, or any of our affiliates, ceases, then the participant, or his or her beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may an option be exercised beyond the expiration of its term.

Stock Unit Awards.    Stock unit awards are granted pursuant to stock unit award agreements. A stock unit award may require the payment of at least the par value of the stock. Payment of any purchase price may be made in any form permitted under applicable law; however, we will settle a payment due to a recipient of a stock unit award by cash or by delivery of shares of common stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration determined by the plan administrator and set forth in the stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a stock unit award. Rights to acquire shares or other payment under a stock unit award agreement may not be transferred other than by will or by the laws of descent and distribution. Except as otherwise provided in the applicable award agreement, stock units that have not vested will be forfeited upon the participant’s termination of continuous service for any reason.

Other Equity Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award, the purchase price, if any, the timing of exercise and vesting and any repurchase rights associated with such awards. Unless otherwise specifically provided for in the award agreement, such awards may not be transferred other than by will or by the laws of descent and distribution.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure not involving the receipt of consideration by us, such as a stock split, the number of shares reserved under the 2004 Equity Incentive Plan and the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards will be appropriately adjusted.

Corporate Transactions.    In the event of certain significant corporate transactions, all outstanding stock awards under the 2004 Equity Incentive Plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such stock awards, then (a) with respect to any such stock awards that are held by individuals then performing services for us or our affiliates, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction, and (b) all other outstanding stock awards will terminate if not exercised prior to the effective date of the corporate transaction. Other stock awards such as stock purchase awards may have their repurchase or forfeiture rights assigned to the surviving or acquiring entity (or its parent company) in the corporate transaction. If such repurchase or forfeiture rights are not assigned, then such stock awards will become fully vested.

Changes in Control.    The Board has the discretion to provide that a stock award under the 2004 Equity Incentive Plan will immediately vest as to all or any portion of the shares subject to the stock award (a) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued or substituted for by a surviving or acquiring entity in the transaction, or (b) in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change in control transactions. Stock awards held by participants under the 2004 Equity Incentive Plan will not vest on such an accelerated basis unless specifically provided by the participant’s applicable award agreement.

2004 Non-Employee Directors’ Stock Option Plan

Our board of directors adopted our 2004 Non-Employee Directors’ Stock Option Plan in November 2004 and our stockholders approved the 2004 Non-Employee Directors’ Stock Option Plan in November 2004. The 2004 Non-Employee Directors’ Stock Option Plan will become effective immediately upon the signing of the underwriting agreement for this offering. The 2004 Non-Employee Directors’ Stock Option Plan provides for the automatic grant of nonstatutory stock options to purchase shares of common stock to our non-employee directors.

Share Reserve.    The aggregate number of shares of common stock that may be issued pursuant to options granted under the 2004 Non-Employee Directors’ Stock Option Plan is 210,000 shares. The number of shares of common stock reserved for issuance will automatically increase on January 1st of each year, from 2006 until 2014, by the number of shares of common stock subject to options granted during the preceding calendar year. However, our board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on that date. If any option expires or terminates for any reason, in whole or in part, without having been exercised in full, the shares of common stock not acquired under such option will become available for future issuance under the 2004 Non-Employee Directors’ Stock Option Plan. As of the date hereof, no shares of common stock have been issued under the 2004 Non-Employee Directors’ Stock Option Plan.

Administration.    Our board of directors will administer the 2004 Non-Employee Directors’ Stock Option Plan. The exercise price of the options granted under the 2004 Non-Employee Directors’ Stock Option Plan will be equal to the fair market value of the common stock on the date of grant. No option granted under the 2004 Non-Employee Directors’ Stock Option Plan may be exercised after the expiration of ten years from the date it was granted. Options granted under the 2004 Non-Employee Directors’ Stock Option Plan are generally not transferable other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee. However, an option may be transferred for no consideration upon written consent of the board of directors if:

•	at the time of transfer, a Form S-8 registration statement under the Securities Act is available for the issuance of shares upon the exercise of such transferred option; or

•	the transfer is to the optionee’s employer or its affiliate at the time of transfer.

If an optionee’s service relationship with us or any of our affiliates, whether as a non-employee director or subsequently as an employee, director or consultant of ours or any of our affiliates, ceases for any reason, then the optionee may exercise his or her vested options for the term provided in the option agreement which is generally three months, twelve months in the event of disability or 18 months in the event of death (or if an optionee dies within the three-month period following termination of service). If an optionee’s service terminates within twelve months following a specified change in control transaction, the optionee may exercise vested options for a period of twelve months following the effective date of such a transaction.

Automatic Grants.    Pursuant to the terms of the 2004 Non-Employee Directors’ Stock Option Plan, any individual who first becomes a non-employee director after this offering will automatically be granted an initial grant to purchase 33,600 shares of common stock upon election or appointment to the board of directors. The initial grant vests as follows: 1/3rd of the shares subject to the grant will vest one year after the date of grant and 1/12th of the shares will vest quarterly thereafter over two years. Any person who is a non-employee director on the date of an annual meeting of our stockholders, commencing with the annual meeting in 2005, will automatically be granted an option to purchase 12,600 shares of common stock on such date. However, if an individual has not served as a non-employee director for the entire period since the prior annual meeting, the number of shares subject to such non-employee director’s annual grant will be reduced pro rata for each quarter during which such person did not serve as a non-employee director. The annual grant vests as follows: 1/12th of the shares will vest quarterly over three years.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure not involving receipt of consideration by us, such as a stock split, the number of shares reserved under the 2004 Non-Employee Directors’ Stock Option Plan and the number of shares and exercise price of all outstanding nonstatutory stock options will be appropriately adjusted.

Corporate Transactions.    In the event of certain significant corporate transactions, all outstanding options under the 2004 Non-Employee Directors’ Stock Option Plan may be either assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such options, then (a) with respect to any such options that are held by optionees then performing services for us or our affiliates, the vesting and exercisability of such options will be accelerated in full and such options will be terminated if not exercised prior to the effective date of the corporate transaction, and (b) all other outstanding options will terminate if not exercised prior to the effective date of the corporate transaction.

Changes in Control.    In the event of specified change in control transactions, outstanding options under the 2004 Non-Employee Directors’ Stock Option Plan held by (a) non-employee directors whose service has not terminated prior to such a change in control, and (b) non-employee directors whose service terminated as a condition for the closing of such a change in control, will accelerate in full.

2004 Employee Stock Purchase Plan

Our board of directors adopted our 2004 Employee Stock Purchase Plan in November 2004, and our stockholders approved the 2004 Employee Stock Purchase Plan in November 2004. The 2004 Employee Stock Purchase Plan will become effective immediately upon the signing of the underwriting agreement for this offering.

Share Reserve.    The 2004 Employee Stock Purchase Plan authorizes the issuance of 472,500 shares of common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of common stock reserved for issuance will automatically increase on January 1st of each year, from 2006 until 2014, by 1% of the total number of shares of common stock outstanding on December 31st of the preceding calendar year, but in no event will any such annual increase exceed 840,000 shares. However, our board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on that date. The 2004 Employee Stock Purchase Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code. As of the date hereof, no shares of common stock have been purchased under the 2004 Employee Stock Purchase Plan.

Administration.    Our board of directors has delegated its authority to administer the 2004 Employee Stock Purchase Plan to our compensation committee. The 2004 Employee Stock Purchase Plan provides a means by which employees may purchase our common stock. The 2004 Employee Stock Purchase Plan is implemented by offerings of rights to eligible employees. Under the 2004 Employee Stock Purchase Plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of common stock will be purchased for employees participating in the offering. If we specify in the applicable offering documents, an offering may be cancelled under certain circumstances, including adverse changes in accounting rules.

Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our affiliates may participate in the 2004 Employee Stock Purchase Plan and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of common stock under the 2004 Employee Stock Purchase Plan. Unless otherwise determined by the board of directors, common stock will be purchased for accounts of employees participating in the 2004 Employee Stock Purchase Plan at a price per share equal to the lower of: (a) 85% of the fair market value of a share of our common stock on the first date of an offering; or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Reset Feature.    If the fair market value of a share of our common stock on any purchase date within a particular offering period is less than the fair market value on the start date of that offering period, then the employees in that offering period will automatically be transferred and enrolled in a new offering period which will begin on the next day following such a purchase date.

Limitations.    An eligible employee may have to satisfy one or more of the following service requirements before he or she may participate in the plan, as determined by our board of directors:

•	customarily employed for more than 20 hours per week;

•	customarily employed for more than five months per calendar year; and/or

•	continuous employment with us or one of our affiliates for a period of time not to exceed two years.

An eligible employee may be granted purchase rights only if the purchase rights, together with any other purchase rights granted under the 2004 Employee Stock Purchase Plan, do not permit the employee to purchase more than $25,000 in fair market value of our common stock per calendar year in which the purchase rights are outstanding. No employee will be eligible for the grant of any purchase rights under the 2004 Employee Stock Purchase Plan if immediately after such rights are granted, the employee would own 5% or more of the voting power of our outstanding capital stock measured by vote or value.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure not involving receipt of consideration by us, such as a stock split, the number of shares reserved under the 2004 Employee Stock Purchase Plan and the number of shares and purchase price of all outstanding purchase rights will be appropriately adjusted.

Corporate Transactions.    In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the 2004 Employee Stock Purchase Plan will be assumed, continued or substituted for by any surviving or acquiring entity or its parent company. If the surviving or acquiring entity or its parent company elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation contains provisions limiting the liability of directors. Our amended and restated certificate of incorporation provides that a director will not be personally liable to us or to our stockholders for monetary damages for any breach of fiduciary duty as a director to the fullest extent permitted by Section 102 of Delaware General Corporation Law. Section 102 prohibits our restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief remain available under Delaware law. Our amended and restated certificate of incorporation does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Our bylaws provide that we must indemnify our directors and officers and may indemnify our other employees and agents to the fullest extent permitted by Delaware law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity. We have entered and expect to continue to enter into agreements to indemnify our directors, officers and other employees and agents as determined by our board of directors. These agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

At present we are not aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents in their capacity as such, where indemnification will be required or permitted. We are also not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

CERTAIN TRANSACTIONS

Stock Sales

Since our inception through September 30, 2004, the following executive officers, directors and 5% or more stockholders have purchased securities in the amounts and as of the dates set forth below.

	Common	Common Warrants	Series A	Series B	Series C	Series C Warrants	Series D	Series E
Directors and Executive Officers
Frank Litvack, M.D.	70,560	—	—	—	—	—	—	—
John F. Shanley	1,549,800	—	—	—	—	—	—	—
Michael Boennighausen	357,000	—	—	—	—	—	—	—
Stephen H. Diaz	21,000	—	—	—	—	—	—	—
George M. Milne, Jr., Ph.D.	94,500	—	—	—	—	—	—	—
David B. Musket (1)	73,500	17,629	84,000	139,860	131,582	3,651	174,999	84,000

Entities Affiliated with Directors
Easton Hunt Capital Partners, L.P. (2)	—	49,752	—	105,000	371,340	36,521	1,224,999	252,000
Entities affiliated with Hambrecht & Quist Capital Management, LLC (3)	—	—	—	—	—	—	1,399,999	168,000
Radius Venture Partners II, LP (4)	—	—	—	—	—	—	699,999	336,000
Entities affiliated with ProMed Partners, L.P. (5)	—	—	—	104,999	—	—	—	—
Calmedica Capital, L.P. and Calmedica International, LLC (6)	861,000	15,046	—	126,000	112,302	10,956	—	—

Unaffiliated 5% Securityholders
Entities affiliated with Highland Capital Partners (7)	—	342,523	—	—	2,556,520	—	1,749,998	840,000
Entities affiliated with Maverick Capital, Ltd. (8)	—	—	—	—	—	—	1,749,998	546,000

Price Per Share	$0.002-1.19	$5.95	$1.19	$2.38	$2.74	$2.74	$2.86	$5.95
Date(s) of Purchase	12/99-9/04	5/02	2/00-4/00	11/00-8/01	5/02-1/03	4/02	8/03-10/03	7/04-8/04

(1)	Includes shares issued to Lehman Brothers, Custodian FBO David B. Musket, SEP IRA and David B. Musket and shares issuable upon the exercise of warrants issued to David B. Musket. Includes the conversion of a convertible promissory note issued in December 2001 in the principal amount of $100,000. The convertible promissory note was converted into Series C preferred stock in May 2002 at a conversion price of $2.74 per share.
(2)	Includes the conversion of a convertible promissory note issued in February 2002 in the principal amount of $1,000,000. The convertible promissory note was converted into Series C preferred stock in June 2002 at a conversion price of $2.74 per share. John H. Friedman, one of our directors, is a Managing Partner of Easton Hunt Capital Partners, L.P.
(3)	Consists of shares issued to H&Q Healthcare Investors and H&Q Life Sciences Investors. Frank T. Gentile, Ph.D., one of our directors, is Vice President, Research, of Hambrecht & Quist Capital Management.
(4)	George M. Milne, Jr., Ph.D., one of our directors, is a venture partner of Radius Venture Partners II, LP.
(5)	Consists of shares issued to ProMed Partners, L.P. and ProMed Offshore Fund, Ltd. David Musket, one of our directors, is a Managing Member of ProMed Partners, L.P.
(6)	Includes shares issued to Calmedica Capital, L.P and Calmedica International, LLC and shares issuable upon the exercise of warrants issued to Calmedica Capital, L.P. Includes the conversion of a convertible promissory note issued in December 2001 in the principal amount of $300,000. The convertible promissory note was converted into Series C preferred stock in May 2002 at a conversion price of $2.74 per share. Frank Litvack, M.D. is the general partner of Calmedica Capital, L.P. and is a member of Calmedica International, LLC. Dr. Litvack is our Chief Executive Officer and Chairman of the Board.
(7)	Includes shares issued to and issuable upon the exercise of warrants issued to Highland Capital Partners VI Limited Partnership, Highland Capital Partners VI-B Limited Partnership and Highland Entrepreneurs’ Fund VI Limited Partnership. Robert Higgins, one of our former directors, is a Managing General Partner of Highland Capital Partners.
(8)	Consists of shares issued to Maverick Fund II, Ltd., Maverick Fund USA, Ltd. and Maverick Fund, L.D.C.

Each outstanding share of our Series A, Series B, Series C, Series D and Series E preferred stock will convert into one share of our common stock immediately prior to the closing of this offering.

We have entered into the following agreements with our executive officers, directors and holders of more than 5% of our voting securities.

Investor Rights Agreement

We and the preferred stockholders described above have entered into an agreement pursuant to which these and other preferred stockholders will have, among other things, registration rights with respect to their shares of common stock following this offering. Upon the closing of this offering, all shares of our outstanding preferred stock will be automatically converted into common stock on a one-for-one basis. See “Description of Capital Stock—Registration Rights” for a further description of the terms of this agreement.

Indebtedness of Management

On August 2, 2002, we loaned $100,000 to John F. Shanley, our Chief Technology Officer, under a non-recourse promissory note, which was secured by 168,000 shares of our common stock owned by Mr. Shanley. This loan bore interest at an annual rate of 4.74%. The loan was made pursuant to Mr. Shanley’s May 15, 2002 employment letter agreement. From January 1, 2003 to September 15, 2004, the largest aggregate indebtedness of Mr. Shanley under this loan was $111,074, including principal and accrued interest. On September 15, 2004, we forgave all outstanding principal and accrued interest under the loan.

Employment Agreements

We have entered into employment agreements and executive officer agreements with our executive officers. For more information regarding these agreements, see “Management—Employment Agreements.”

Calmedica International License Agreement

In November 2001, we entered into an agreement with Calmedica International, LLC pursuant to which we were granted a non-exclusive worldwide license to develop and commercialize products covered by certain Calmedica patents. Our current planned products do not incorporate the Calmedica patents. As consideration for the grant of the license, we issued 357,000 shares of our common stock to Calmedica. In addition, we agreed to pay Calmedica certain royalties based on net sales of products incorporating the Calmedica patents. As a part of this agreement, Calmedica agreed to purchase 504,000 shares of our common stock at a purchase price of $0.60 per share and 126,000 shares of our Series B preferred stock at a purchase price of $2.38 per share. Dr. Litvack, our Chief Executive Officer, is a member of Calmedica International, LLC.

Immusol License Agreement

In October 2002, we entered into an agreement with Immusol, Inc. pursuant to which we were granted an exclusive worldwide license for the use of one of Immusol’s proprietary compounds. Frank Litvack, our Chief Executive Officer, is a member of the board of directors and a stockholder of Immusol. Dr. Litvack receives a fee of $1,000 per meeting for his services as a member of the board of directors of Immusol as well as reimbursement of his expenses to attend meetings. Dr. Litvack received no remuneration in connection with the license agreement with Immusol.

Financial Advisor Agreements

In December 2001, we entered into a financial advisor agreement with Musket Research Associates, Inc. in connection with our Series C preferred stock financing. David Musket, a member of our board of directors, is a member of the board of directors and is the sole stockholder of Musket Research Associates, and also serves as its President. Pursuant to the agreement, Musket Research Associates agreed to act as a nonexclusive advisor and finder in connection with our Series C preferred stock financing and we agreed to pay Musket Research Associates set percentages of the proceeds received in our Series C preferred stock financing as well as to reimburse Musket Research Associates for reasonable out-of-pocket expenses incurred by it in connection with the financing. Pursuant to the agreement, we paid Musket Research Associates an aggregate of $278,224 of which $257,672 was invested in our Series C preferred stock financing. Musket Research Associates allocated $257,672 of such investment to Mr. Musket, and Mr. Musket purchased 131,582 shares of our Series C preferred stock at $2.74 per share.

In January 2003, we entered into a financial advisor agreement with Musket Research Associates, Inc. in connection with our Series D preferred stock financing. Pursuant to the agreement, Musket Research Associates agreed to act as a nonexclusive advisor and finder in connection with our Series D preferred stock financing and we agreed to pay Musket Research Associates set percentages of the proceeds received in our Series D preferred stock financing as well as to reimburse Musket Research Associates for reasonable out-of-pocket expenses incurred by it in connection with the financing. Pursuant to the agreement, we paid Musket Research Associates an aggregate of $1,042,146, of which $529,999 was invested in our Series D preferred stock financing. Musket Research Associates allocated $499,999 of such investment to Mr. Musket, and we issued 174,999 shares of our Series D preferred stock to Mr. Musket upon the closing of the financing, and $30,000 of such investment to two individuals not associated with us, and we issued 10,500 shares of our Series D preferred stock to such individuals upon the closing of the financing.

In June 2004, we entered into a separate financial advisor agreement with Musket Research Associates in connection with our Series E preferred stock financing. Pursuant to the agreement, Musket Research Associates agreed to act as a nonexclusive advisor and finder in connection with our Series E preferred stock financing and we agreed to pay Musket Research Associates set percentages of the proceeds received in our Series E preferred stock financing as well as to reimburse Musket Research Associates for reasonable out-of-pocket expenses incurred by it in connection with the financing. Pursuant to the agreement, we paid Musket Research Associates an aggregate of $982,890, of which $530,000 was invested in our Series E preferred stock financing. Musket Research Associates allocated $500,000 of such investment to Mr. Musket, and we issued 84,000 shares of our Series E preferred stock to Mr. Musket upon the closing of the financing, and $30,000 of such investment to an individual not associated with us, and we issued 5,040 shares of our Series E preferred stock to such individual upon the closing of the financing.

We believe that all of the transactions described above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Director and Officer Indemnification

Our amended and restated certificate of incorporation contains provisions limiting the liability of directors. In addition, we have entered into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law. See “Management—Limitation of Liability and Indemnification.”

In connection with the underwriting agreement for this offering, we intend to execute a letter agreement with Mr. Shanley, an executive officer and a member of our board of directors, which provides for indemnification by us of Mr. Shanley against certain losses, claims, damages or liabilities to which Mr. Shanley may become subject as the selling stockholder under the underwriting agreement.

All future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of our board of directors, including a majority of the independent and disinterested directors in these transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of September 30, 2004, information regarding beneficial ownership of our capital stock by the following:

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than five percent of any class of our voting securities;

•	each of our current directors;

•	each of the named executive officers; and

•	all current directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes shares underlying options and warrants that are currently exercisable or exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each director, executive officer or 5% or more stockholder, as the case may be. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

Unless otherwise indicated, options and warrants to purchase shares of our common stock that are exercisable within 60 days of September 30, 2004 are deemed to be beneficially owned by the persons holding these options and warrants for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

This table lists applicable percentage ownership based on 26,104,734 shares of common stock outstanding as of September 30, 2004, including shares of preferred stock, on an as-converted basis, and reflects 416,666 shares of common stock issuable upon the automatic conversion of a $5.0 million convertible promissory note that we issued in November 2004, assuming an initial public offering price of $12.00 per share, and also lists applicable percentage ownership based on 31,104,734 shares of common stock outstanding after the closing of the offering.

Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Conor Medsystems, Inc., 1003 Hamilton Court, Menlo Park, CA 94025.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned (1)	Percent
		Before Offering	After Offering
5% Stockholders
Entities affiliated with Highland Capital Partners (2)	5,489,041	20.8%	17.5%
Entities affiliated with Maverick Capital, Ltd. (3)	2,295,998	8.8	7.4
Easton Hunt Capital Partners, L.P. (4)	2,039,612	7.8	6.5
Entities affiliated with Hambrecht & Quist (5)	1,567,999	6.0	5.0
Directors and Named Executive Officers; Selling Stockholder
Frank Litvack, M.D. (6)	2,989,684	10.7	9.1
John H. Friedman (7)	2,071,112	7.9	6.6
John F. Shanley (8)	2,026,500	7.6	6.4
David M. Clapper (9)	31,500	*	*
Frank T. Gentile, Ph.D. (10)	1,599,499	6.1	5.1
George M. Milne, Jr., Ph.D. (11)	1,130,499	4.3	3.6
David B. Musket (12)	814,220	3.1	2.6
Michael Boennighausen (13)	357,000	1.4	1.1
Stephen H. Diaz (14)	333,900	1.3	1.1
Brett Trauthen	42,871	*	*
Carl Simpson (15)	66,500	*	*
All directors and executive officers as a group group (14 persons)(16)	12,506,534	41.6	35.7

*	Less than one percent (1%).
(1)	Includes shares of common stock subject to a right of repurchase within 60 days of September 30, 2004 and shares issuable pursuant to options and warrants exercisable within 60 days of September 30, 2004.
(2)	Consists of 3,221,721 shares held by Highland Capital Partners VI Limited Partnership (“Highland Capital VI”), 1,765,255 shares held by Highland Capital Partners VI-B Limited Partnership (“Highland Capital VI-B”), 159,542 shares held by Highland Entrepreneurs’ Fund VI Limited Partnership (“Highland Entrepreneurs’ Fund”), 117,485 shares issuable upon the exercise of warrants held by Highland Capital VI that are exercisable within 60 days after September 30, 2004, 214,420 shares issuable upon the exercise of warrants held by Highland Capital VI-B that are exercisable within 60 days after September 30, 2004, and 10,618 shares issuable upon the exercise of warrants held by Highland Entrepreneurs’ Fund that are exercisable within 60 days after September 30, 2004. Highland Management Partner VI Limited Partnership is the general partner of Highland Capital VI and Highland Capital VI-B. HEF VI Limited Partnership is the general partner of Highland Entrepreneurs’ Fund (Highland Capital VI, Highland Capital VI-B and Highland Entrepreneurs’ Fund are, together, the “Highland Investing Entities”). Highland Management Partners VI, Inc. (“Highland Management”) is the general partner of both Highland Management Partners VI Limited Partnership and HEF VI Limited Partnership. Paul A. Maeder, Daniel J. Nova, Sean M. Dalton, Josaphat K. Tango, Fergal J. Mullen, Jon G. Auerbach and Robert F. Higgins, a former member of our board of directors, are the managing directors of Highland Management (together, the “Managing Directors”). Highland Management, as the general partner of the general partner of the Highland Investing Entities, may be deemed to have beneficial ownership of the shares held by the Highland Investing Entities. The Managing Directors have shared power over all investment decisions of Highland Management and therefore may be deemed to share beneficial ownership of the shares held by Highland Management by virtue of their status as controlling persons of Highland Management. The address for the entities affiliated with Highland Capital Partners is 92 Hayden Avenue, Lexington, MA 02421.
(3)	Consists of 566,637 shares held by Maverick Fund II, Ltd., 533,696 shares held by Maverick Fund USA, Ltd. and 1,195,665 shares held by Maverick Fund, L.D.C. Maverick Capital, Ltd. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the shares held by Maverick Fund USA, Ltd., Maverick Fund II, Ltd. and Maverick Fund, L.D.C. through the investment discretion it exercises over these accounts. Maverick Capital Management, LLC is the general partner of Maverick Capital, Ltd. Lee S. Ainslie III is a manager of Maverick Capital Management, LLC and possesses sole investment discretion pursuant to Maverick Capital Management, LLC’s regulations. The address for the entities affiliated with Maverick Capital, Ltd. is 300 Crescent Court, 18th Floor, Dallas, TX 75201.
(4)	Includes 86,273 shares issuable upon the exercise of warrants that are exercisable within 60 days after September 30, 2004. Investment decisions of Easton Hunt Capital Partners are made by EHC GP, LP through its general partner, EHC, Inc. John Friedman, a member of our board of directors, is the President and CEO of EHC, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Hunt Capital Partners. Mr. Friedman disclaims beneficial ownership of the shares held by these funds, except to the extent of his pecuniary interest therein. The address for Easton Hunt Capital Partners, L.P. is 641 Lexington Ave., 21st Floor, New York, NY 10022.
(5)	Consists of 949,200 shares held by H&Q Healthcare Investors and 618,799 shares held by H&Q Life Sciences Investors, each of which is a publicly traded closed-end mutual fund (the “H&Q Entities”). Hambrecht and Quist Capital Management, LLC is the Adviser of the H&Q Entities. Daniel R. Omstead is President of Hambrecht and Quist Capital Management, LLC and possesses investment discretion pursuant to the Adviser’s policies. The address for Hambrecht and Quist Capital Management, LLC is 30 Rowes Warf, Suite 430, Boston, MA 02110.
(6)	Consists of 742,302 shares held by Calmedica Capital, L.P., 357,000 shares held by Calmedica International, LLC, 66,360 shares held by the Litvack Curtis Children’s Trust (3/4/92), 26,002 shares issuable upon the exercise of warrants held by Calmedica Capital, L.P., that are exercisable within 60 days after September 30, 2004, and 1,798,020 shares issuable upon the exercise of options exercisable within 60 days after September 30, 2004. Dr. Litvack is the general partner of Calmedica Capital, L.P. and is a member of Calmedica International, LLC.

(7)	Consists of 1,953,339 shares held by Easton Hunt Capital Partners, 86,273 shares issuable upon the exercise of warrants held by Easton Hunt Capital Partners, that are exercisable within 60 days after September 30, 2004, and 31,500 shares issuable upon the exercise of options exercisable within 60 days after September 30, 2004. Mr. Friedman is a Managing Partner of Easton Hunt Capital Partners, L.P.
(8)	Includes 1,390,200 shares held by John F. Shanley, III and Nancy A. Shanley, as Trustee of the Shanley Family Trust dated September 10, 2004, 54,600 shares held by the John F. Shanley IV Trust dated September 4, 2003 on behalf of Mr. Shanley’s son, 54,600 shares held by the Conor E. Shanley Trust dated September 4, 2003 on behalf of Mr. Shanley’s son, 54,600 shares held by the Ryan J. Shanley Trust dated September 4, 2003 on behalf of Mr. Shanley’s son and 472,500 shares issuable upon the exercise of options exercisable within 60 days after September 30, 2004.
(9)	Consists of shares issuable upon the exercise of options exercisable within 60 days after September 30, 2004.
(10)	Consists of 949,200 shares held by H&Q Healthcare Investors, 618,799 shares held by H&Q Life Sciences Investors, and 31,500 shares issuable upon the exercise of options exercisable within 60 days after September 30, 2004. Dr. Gentile is a vice president of Hambrecht & Quist Capital Management, LLC.
(11)	Includes 1,035,999 shares held by Radius Venture Partners II, LP, and 77,438 shares that are subject to repurchase by us within 60 days after September 30, 2004. Dr. Milne is a Venture Partner of Radius Venture Partners II, LP.
(12)	Includes 95,728 shares held by ProMed Partners, L.P., 9,271 shares held by ProMed Offshore Fund, Ltd., 52,500 shares held by Lehman Brothers, Custodian FBO David B. Musket, SEP IRA, 21,280 shares issuable upon the exercise of warrants that are exercisable within 60 days after September 30, 2004 and 30,188 shares that are subject to repurchase by us within 60 days after September 30, 2004. Mr. Musket is a Managing Director of ProMed Partners, L.P.
(13)	Includes 278,909 shares that are subject to repurchase by us within 60 days after September 30, 2004.
(14)	Includes 312,900 shares issuable upon the exercise of options exercisable within 60 days after September 30, 2004.
(15)	Consists of 66,500 shares issuable upon the exercise of options exercisable within 60 days after September 30, 2004.
(16)	Includes shares, options and warrants held by Drs. Litvack, Gentile and Milne, Messrs. Shanley, Boennighausen, Diaz, Friedman, Clapper, Musket and Simpson, described in notes (6) through (15) above, and 199,500 shares issuable to Mr. Canty upon the exercise of options exercisable within 60 days after September 30, 2004, 199,500 shares issuable to Ms. Lynch upon the exercise of options exercisable within 60 days after September 30, 2004, 487,620 shares issuable to Ms. Parhizgar upon the exercise of options exercisable within 60 days after September 30, 2004 and 199,500 shares issuable to Mr. Tillack upon the exercise of options exercisable within 60 days after September 30, 2004. Excludes 42,871 shares held by Mr. Trauthen, who is a former officer.

Selling Stockholder

We and Mr. Shanley, an executive officer and a member of our board of directors, have granted the underwriters an option to purchase up to 535,000 and 215,000 shares of our common stock, respectively, to cover over-allotments, if any. If the underwriters exercise the over-allotment option in full, then Mr. Shanley would beneficially own 1,811,500 shares of our common stock, or 5.6%, based upon 31,639,734 shares outstanding after the closing of the over-allotment option and as described in the introduction and footnote 8 to the table above.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 150,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

Common Stock

As of September 30, 2004, 25,688,068 shares of our common stock were outstanding and held of record by 174 stockholders. This amount assumes the conversion of all outstanding shares of our preferred stock into common stock, which will occur immediately prior to the closing of this offering. In addition, as of September 30, 2004, 4,781,710 shares of our common stock were subject to outstanding options and 590,509 shares of our common stock were subject to outstanding warrants. Upon the closing of this offering, 31,104,734 shares of our common stock will be outstanding, assuming we issue 416,666 shares of common stock upon the automatic conversion of a $5.0 million convertible promissory note that we issued in November 2004, assuming an initial public offering price of $12.00 per share, and assuming no exercise of outstanding stock options or warrants or the underwriters’ over-allotment option.

Each share of our common stock entitles its holder to one vote on all matters to be voted upon by our stockholders. Subject to preferences that may apply to any of our outstanding preferred stock, holders of our common stock will receive ratably any dividends our board of directors declares out of funds legally available for that purpose. If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of any of our outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions. The shares of our common stock to be issued upon the closing of this offering will be fully paid and non-assessable.

Preferred Stock

After the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of our preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of our preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and number of shares constituting any series. The issuance of our preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control. Even the ability to issue preferred stock could delay or impede a change in control. Immediately after the closing of this offering, no shares of our preferred stock will be outstanding, and we currently have no plan to issue any shares of our preferred stock.

Warrants

As of September 30, 2004, warrants to purchase a total of 501,043 shares of our common stock were outstanding with an exercise price of $5.95 per share. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations.

As of September 30, 2004, warrants to purchase a total of 89,466 shares of our Series C preferred stock were outstanding with an exercise price of $2.74 per share. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations. These warrants will terminate if not exercised prior to the closing of this offering.

Registration Rights

Commencing six months after the effective date of the registration statement of which this prospectus is a part, the holders of 22,850,282 shares of our common stock or certain transferees, including 590,509 shares of common stock issuable upon the exercise of outstanding warrants, of which warrants to purchase 89,466 shares of common stock will terminate if not exercised prior to the closing of this offering, will be entitled to require us to register these shares under the Securities Act, subject to limitations and restrictions. Also, if at any time, we propose to register any of our securities under the Securities Act, either for our own account or for the account of other securities holders, the holders of these shares will be entitled to notice of the registration and, subject to certain exceptions, will be entitled to include, at our expense, their shares of our common stock in the registration. In addition, the holders of these shares may require us, at our expense and on not more than two occasions in any twelve month period, to file a registration statement on Form S-3 under the Securities Act, if we become eligible to use such form, covering their shares of our common stock, and we will be required to use our best efforts to have the registration statement declared effective. These rights shall terminate on the earlier of five years after the closing of this offering, or, with respect to an individual holder, if such holder holds less than 1% of our then issued and outstanding shares of capital stock and such shares may be immediately sold under Rule 144(k) during any 90-day period. These registration rights are subject to conditions and limitations, including the right of the underwriters to limit the number of shares of our common stock included in the registration statement.

Anti-Takeover Provisions

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 prohibits, with some exceptions, a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the time that the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding:

•	shares owned by persons who are directors and also officers; and

•	shares owned by employee stock plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date the person become an interested stockholder, our board of directors approved the business combination and the stockholders authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 generally defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the corporation’s stock owned by the interested stockholders; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Section 203 generally defines an “interested stockholder” as any person who, together with the person’s affiliates and associates, owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.

Certificate of Incorporation and Bylaw Provisions.    Our amended and restated certificate of incorporation and bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or our management. First, our board can issue up to 5,000,000 shares of preferred stock, with any rights or preferences, including the right to approve or not approve an acquisition or other change in control. Second, our amended and restated certificate of incorporation provides that all stockholder actions upon the closing of this offering must be effected at a duly called meeting of stockholders and not by written consent. Third, our bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management. Fourth, following this offering, our board of directors will be divided into three classes. The classification of our board of directors will have the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of our directors, which could have the effect of delaying or preventing a change in our control or management. Fifth, our restated certificate of incorporation provides that, subject to the rights of the holders of any outstanding series of our preferred stock, all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum. In addition, our restated certificate of incorporation provides that our board of directors may fix the number of directors by resolution. Sixth, upon the closing of this offering, our amended and restated certificate of incorporation does not provide for cumulative voting for our directors. The absence of cumulative voting may make it more difficult for stockholders owning less than a majority of our stock to elect any directors to our board.

Transfer Agent and Registrar

Mellon Investor Services LLC has been appointed as the transfer agent and registrar for our common stock.

Listing

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol “CONR.”

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

TO NON-UNITED STATES HOLDERS

The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of our common stock to a non-United States holder. For purposes of this discussion, a non-United States holder is any beneficial owner that for United States federal income tax purposes is not a United States person; the term United States person means:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a United States person.

If a partnership or other pass-through entity holds common stock, the tax treatment of a partner or member in the partnership or other entity will generally depend on the status of the partner or member and upon the activities of the partnership or other entity. Accordingly, we urge partnerships or other pass-through entities which hold our common stock and partners or members in these partnerships or other entities to consult their tax advisors.

This discussion assumes that non-United States holders will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder’s special tax status or special tax situations. United States expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, pension funds and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any non-income tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, we urge each non-United States holder to consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock. Additionally, we have not sought any ruling from the Internal Revenue Service, or IRS, with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions.

Dividends

We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. However, if we do pay dividends on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend (out of earnings and profits) paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide us with an IRS Form W-8BEN certifying qualification for the reduced rate.

Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder (and dividends attributable to a non-United States holder’s permanent establishment in the United States if a tax treaty applies) are exempt from this withholding tax. In order to obtain this exemption, a non-United States holder must provide us with an IRS Form W-8ECI properly certifying this exemption. Effectively connected dividends (and dividends attributable to a permanent establishment), although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits. In addition, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of the corporate non-United States holder (and dividends attributable to a corporate non-United States holder’s permanent establishment in the United States if a tax treaty applies) may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified in a tax treaty).

A non-United States holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the IRS.

Gain on Disposition of Common Stock

A non-United States holder generally will not be subject to United States federal income tax on gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a United States trade or business of the non-United States holder (or attributable to a permanent establishment in the United States if a tax treaty applies), which gain, in the case of a corporate non-United States holder, must also be taken into account for branch profits tax purposes;

•	the non-United States holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock. We believe that we are not currently, and that we will not become, a “United States real property holding corporation” for United States federal income tax purposes.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a non-United States holder may be subject to backup withholding (currently at a rate of 28%) unless the non-United States holder establishes an exemption, for example, by properly certifying its non-United States status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

Federal Estate Tax

An individual non-United States holder who is treated as the owner, or has made certain lifetime transfers, of an interest in our common stock will be required to include the value thereof in his or her gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

Based on shares outstanding on September 30, 2004, upon the closing of this offering, 31,194,200 shares of common stock will be outstanding, assuming no outstanding options are exercised prior to the closing of this offering, 89,466 shares of common stock are issued upon the exercise of outstanding warrants that will terminate if not exercised prior to the closing of this offering, and 416,666 shares of common stock are issued upon the automatic conversion of a $5.0 million convertible promissory note that we issued in November 2004, assuming an initial public offering price of $12.00 per share. Of these outstanding shares, the 5,000,000 shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act (assuming no exercise of the underwriters’ over-allotment option), unless the shares are purchased by our affiliates as that term is defined under Rule 144 under the Securities Act.

The remaining 26,194,200 shares of common stock outstanding upon the closing of this offering are restricted securities as defined under Rule 144. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below. These remaining shares will be available for sale as follows:

•	1,913,667 shares of common stock will be immediately eligible for sale in the public market without restriction;

•	16,710,220 shares of common stock will be eligible for sale in the public market under Rule 144 or Rule 701, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the volume, manner of sale and other limitations under those rules; and

•	the remaining 7,570,313 shares of common stock will become eligible under Rule 144 for sale in the public market from time to time after the effective date of the registration statement of which this prospectus is a part upon expiration of their respective holding periods.

The above table does not takes into consideration the effect of the lock-up agreements described below.

Additionally, of the 4,781,710 shares of common stock issuable upon exercise of options outstanding as of September 30, 2004, approximately 2,173,853 shares will be vested and eligible for sale 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal approximately 311,942 shares immediately after this offering; and

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the restricted securities proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, may sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, to the extent not subject to lock-up agreements, by:

•	persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144; and

•	our affiliates, beginning 90 days after the effective date of this offering, subject to the manner-of-sale, current public information, and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

As of September 30, 2004, options to purchase a total of 4,781,710 shares of common stock were outstanding, of which 1,151,912 were vested. Of the total number of shares of our common stock issuable under these options, all are subject to contractual lock-up agreements with us or the underwriters.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act after the closing of this offering to register the shares of our common stock that are issuable pursuant to our 2004 Equity Incentive Plan, 2004 Non-Employee Directors’ Stock Option Plan and 2004 Employee Stock Purchase Plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Lock-up Agreements

Our officers and directors, including the selling stockholder, and holders of substantially all of our outstanding securities have agreed, subject to customary exceptions, not to, among other things, sell or otherwise transfer the economic benefit of, directly or indirectly, any shares of our common stock, or any security convertible into or exchangeable or exercisable for our common stock, without the prior written consent of Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus. The lock-up agreements signed by our security holders generally permit them, among other customary exceptions, to make bona fide gifts to their immediate family, to transfer securities to trusts for their or their immediate family’s benefit and, if the security holder is a partnership, limited liability company or corporation, to transfer securities to its partners, members or stockholders. However, the recipients of these transfers must agree to be bound by the lock-up agreement for the remainder of the 180 days. Citigroup Global Markets Inc., may, in its sole discretion, at any time, and without notice, release for sale in the public market all or any portion of the shares subject to the lock-up agreements. Substantially all of the shares that are not subject to the underwriters’ lock-up agreements are subject to similar contractual lock-up restrictions with us. The lock-up agreement does not prohibit the selling stockholder from selling shares of our common stock to the underwriters pursuant to the underwriters’ over-allotment option. In addition, each purchaser of shares of our common stock in the directed share program will generally be required to agree not to sell or dispose of such shares for a period of 25 days from the date of this prospectus without the prior written consent of Citigroup Global Markets Inc.

UNDERWRITING

Citigroup Global Markets Inc. is acting as bookrunning manager of the offering, and, together with CIBC World Markets Corp., SG Cowen & Co., LLC and A.G. Edwards & Sons, Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of shares
Citigroup Global Markets Inc.
CIBC World Markets Corp.
SG Cowen & Co., LLC
A.G. Edwards & Sons, Inc.

Total	5,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $             per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $             per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

We and the selling stockholder have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 750,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our officers and directors, including the selling stockholder, and holders of substantially all of our shares and options and warrants to purchase our shares have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup and subject to customary exceptions, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to customary exceptions. However, these lock-up agreements do not prohibit us from issuing shares of common stock, and securities convertible into or exchangeable for shares of common stock, in connection with any strategic partnership, joint venture or collaboration or the acquisition or license of any products or technology. The total number of shares of common stock, including shares underlying convertible or exercisable securities, we may issue in connection with these transactions cannot exceed 1,500,000 shares, and the recipients of these securities must agree to similar lock-up agreements for the remainder of the 180-day lock-up period. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. Each purchaser of these reserved shares generally will be required to agree not to sell or dispose of the reserved shares for a period of 25 days from the date of this prospectus without the prior written consent of Citigroup. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters and their controlling persons against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholder and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

We have applied to have our common stock included for quotation on the Nasdaq National Market under the trading symbol “CONR.”

The following table shows the underwriting discounts and commissions that we and the selling stockholder are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid by Conor Medsystems, Inc.		Paid by the Selling Stockholder
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

In connection with the offering, Citigroup on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares required to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are short sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out a covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for this offering will be approximately $1.7 million. We intend to pay all expenses of registration, issuance and distribution, including expenses related to the sale of the selling stockholder’s shares.

The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We and the selling stockholder have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by our counsel, Cooley Godward LLP, Palo Alto, California. Dewey Ballantine LLP, New York, New York, is counsel for the underwriters in connection with this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003 and for the period from inception (October 25, 1999) through December 31, 2003, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement. In addition, upon the closing of this offering, we will file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers that file electronically with the SEC. The address of that site is www.sec.gov.

We intend to provide our stockholders with annual reports containing consolidated financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm, and to file with the SEC quarterly reports containing unaudited consolidated financial data for the first three quarters of each year.

Conor Medsystems, Inc.

(a development stage company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Conor Medsystems, Inc.

We have audited the accompanying consolidated balance sheets of Conor Medsystems, Inc. (a development stage company) as of December 31, 2002 and 2003, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2003, and for the period from inception (October 25, 1999) through December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Conor Medsystems, Inc. at December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, and for the period from inception (October 25, 1999) through December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/    ERNST & YOUNG LLP

Palo Alto, California

September 13, 2004, except for the fourth

paragraph of Note 1, as to which

the date is November 22, 2004

Conor Medsystems, Inc.

(a development stage company)

Consolidated Balance Sheets

	December 31,		September 30, 2004	Pro Forma Stockholders’ Equity at September 30, 2004
	2002	2003
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,458,607	$22,388,879	$47,552,671
Prepaid expenses and other current assets	16,509	115,814	717,277

Total current assets	4,475,116	22,504,693	48,269,948
Property and equipment, net	295,134	453,326	1,357,443
Restricted cash	96,689	138,093	169,931
Officer loan receivable	102,172	107,382	—
Other assets	150,580	170,290	321,552

Total assets	$5,119,691	$23,373,784	$50,118,874

Liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$178,792	$983,213	$1,570,949
Accrued compensation	75,681	123,286	212,920
Accrued clinical development liabilities	—	566,244	492,678
Other accrued liabilities	191,629	314,110	157,025
Deferred rent	19,944	109,190	130,846
Liability for early exercise of stock options—current portion	7,863	11,250	83,807

Total current liabilities	473,909	2,107,293	2,648,225

Liability for early exercise of stock options	14,337	24,937	207,907

Commitments and contingencies (Note 5)

Redeemable convertible preferred stock; $0.001 par value; 4,810,305, 15,310,305 and 23,710,305 shares authorized at December 31, 2002, 2003 and September 30, 2004 (unaudited), respectively; issuable in series; 4,675,165, 14,731,428, and 21,444,684 issued and outstanding at December 31, 2002, 2003 and September 30, 2004 (unaudited), respectively; aggregate liquidation preference of $12,582,843, $42,789,372 and $85,184,624 at December 31, 2002, 2003 and September 30, 2004 (unaudited), respectively; no shares issued and outstanding pro forma (unaudited)	12,103,692	40,934,117	82,278,316	$—

Stockholders’ equity (deficit):
Common stock; $0.001 par value; 12,600,000, 27,300,000 and 34,860,000 shares authorized at December 31, 2002, 2003 and September 30, 2004 (unaudited), respectively; 3,418,758, 3,628,868 and 3,832,350 shares issued and outstanding at December 31, 2002, 2003 and September 30, 2004 (unaudited), respectively; 25,277,034 shares issued and outstanding, pro forma (unaudited)	3,419	3,629	3,832	25,277
Additional paid-in capital	219,544	692,636	25,206,533	107,463,404
Notes receivable from stockholders	(22,021)	(23,589)	(24,766)	(24,766)
Accumulated other comprehensive loss	—	—	(1,245)	(1,245)
Deferred stock compensation	—	(1,723,072)	(25,794,406)	(25,794,406)
Deficit accumulated during the development stage	(7,673,189)	(18,642,167)	(34,405,523)	(34,405,523)

Total stockholders’ equity (deficit)	(7,472,247)	(19,692,563)	(35,015,575)	$47,262,741

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$5,119,691	$23,373,784	$50,118,874

See accompanying notes

Conor Medsystems, Inc.

(a development stage company)

Consolidated Statements of Operations

	Years Ended December 31,			Period from Inception (October 25, 1999) Through December 31, 2003	Nine Months Ended September 30,		Period from Inception (October 25, 1999) Through September 30, 2004
	2001	2002	2003		2003	2004
					(Unaudited)	(Unaudited)	(Unaudited)
Contract revenue	$—	$66,500	$—	$66,500	$—	$—	$66,500
Operating expenses:
Research and development (1)	1,431,760	3,623,282	9,193,056	14,672,182	5,582,483	11,877,501	26,549,683
General and administrative (1)	548,111	1,414,452	1,848,265	4,021,757	1,321,779	4,101,094	8,122,851

Total operating expenses	1,979,871	5,037,734	11,041,321	18,693,939	6,904,262	15,978,595	34,672,534

Loss from operations	(1,979,871)	(4,971,234)	(11,041,321)	(18,627,439)	(6,904,262)	(15,978,595)	(34,606,034)
Interest income	3,688	66,312	72,343	150,548	28,613	215,239	365,787
Interest expense	—	(165,276)	—	(165,276)	—	—	(165,276)

Net loss	(1,976,183)	(5,070,198)	(10,968,978)	(18,642,167)	(6,875,649)	(15,763,356)	(34,405,523)
Accretion to redemption value of redeemable convertible preferred stock		(434,191)	(1,479,995)	(1,914,186)	(777,989)	(2,434,422)	(4,348,608)
Deemed dividend upon issuance of Series E convertible preferred stock	—	—	—	—	—	(23,434,830)	(23,434,830)

Net loss attributable to common stockholders	$(1,976,183)	$(5,504,389)	$(12,448,973)	$(20,556,353)	$(7,653,638)	$(41,632,608)	$(62,188,961)

Basic and diluted net loss per share attributable to common stockholders	$(0.95)	$(1.78)	$(3.72)		$(2.31)	$(11.29)

Shares used to compute basic and diluted net loss per share attributable to common stockholders	2,081,572	3,093,558	3,344,557		3,311,899	3,686,506

Pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)			$(1.15)			$(2.09)

Shares used to compute pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)			10,815,018			19,933,092

(1) Includes non-cash stock-based compensation expense as follows:
Research and development	$—	$—	$69,612	$69,612	$9,944	$772,857	$842,469
General and administrative	—	—	60,882	60,882	28,674	1,716,419	1,777,301

Total	$—	$—	$130,494	$130,494	$38,618	$2,489,276	$2,619,770

See accompanying notes

Conor Medsystems, Inc.

(a development stage company)

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Notes Receivable From Stockholders	Deferred Stock Compensation	Accumulated Other Comprehensive Loss	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Issuance of common stock in December 1999 to founders for services and technology at $0.002 per share	—	$—	1,890,000	$1,890	$2,610	$—	$—	$—	$—	$4,500

Balance at December 31, 1999	—	—	1,890,000	1,890	2,610	—	—	—	—	4,500
Issuance of common stock upon exercise of stock options in March 2000 for services at $0.02 per share	—	—	50,400	51	1,149	—	—	—	—	1,200
Issuance of common stock in August 2000 for services at $0.02 per share	—	—	42,000	42	958	—	—	—	—	1,000
Issuance of Series A preferred stock in February and April 2000 for cash of $1.19 per share, net of issuance costs of $6,713	273,000	318,287	—	—	—	—	—	—	—	—
Issuance of Series B preferred stock in November 2000 for cash of $2.38 per share, net of issuance costs of $18,583	294,000	681,417	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options at various times during the year for cash of $0.002 to $0.24 per share	—	—	300,300	300	4,465	—	—	—	—	4,765
Non-cash charges related to stock options granted to non-employees	—	—	—	—	1,347	—	—	—	—	1,347
Net loss	—	—	—	—	—	—	—	—	(626,808)	(626,808)

Balance at December 31, 2000	567,000	999,704	2,282,700	2,283	10,529	—	—	—	(626,808)	(613,996)
Issuance of common stock upon exercise of stock options in April 2001 for services at $0.24 per share	—	—	21,000	21	4,979	—	—	—	—	5,000
Issuance of Series B preferred stock in March, April, May and August 2001 for cash of $2.38 per share, net of issuance costs of $42,443	349,859	790,557	—	—	—	—	—	—	—	—
Issuance of common stock in October 2001 for cash of $0.60 per share	—	—	504,000	504	299,496	—	—	—	—	300,000
Issuance of common stock in November 2001 for licenses at $0.60 per share	—	—	357,000	357	212,143	—	—	—	—	212,500
Issuance of common stock upon exercise of stock options at various times during the year for cash and promissory notes of $0.24 per share	—	—	93,240	93	22,107	(19,800)	—	—	—	2,400
Interest accrued on notes receivable from stockholders	—	—	—	—	—	(580)	—	—	—	(580)
Compensation related to stock options granted to non-employees	—	—	—	—	35,167	—	—	—	—	35,167
Net loss	—	—	—	—	—	—	—	—	(1,976,183)	(1,976,183)

Balance at December 31, 2001 (carried forward)	916,859	1,790,261	3,257,940	3,258	584,421	(20,380)	—	—	(2,602,991)	(2,035,692)

See accompanying notes

Conor Medsystems, Inc.

(a development stage company)

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)—(Continued)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Notes Receivable From Stockholders	Deferred Stock Compensation	Accumulated Other Comprehensive Loss	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount

Balance at December 31, 2001 (brought forward)	916,859	$1,790,261	3,257,940	$3,258	$584,421	$(20,380)	$—	$—	$(2,602,991)	$(2,035,692)
Issuance of Series C redeemable preferred stock in May and June 2002 for cash and promissory notes of $2.74 per share, net of issuance costs of $590,890	3,758,306	9,699,740	—	—	—	—	—	—	—	—
Issuance of Series C preferred stock warrants in May 2002 upon conversion of promissory notes	—	122,000	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options for cash of $0.02 to $0.29 per share	—	—	160,818	161	32,324	—	—	—	—	32,485
Accretion to redemption value of redeemable convertible preferred stock	—	434,191	—	—	(434,191)	—	—	—	—	(434,191)
Interest accrued on notes receivable from stockholders	—	—	—	—	—	(1,641)	—	—	—	(1,641)
Compensation related to options to purchase preferred and common stock granted to non-employees	—	57,500	—	—	36,990	—	—	—	—	36,990
Net loss	—	—	—	—	—	—	—	—	(5,070,198)	(5,070,198)

Balance at December 31, 2002	4,675,165	12,103,692	3,418,758	3,419	219,544	(22,021)	—	—	(7,673,189)	(7,472,247)
Issuance of Series C redeemable preferred stock in January 2003 for cash of $2.74 per share	43,827	120,003	—	—	—	—	—	—	—	—
Issuance of Series D redeemable preferred stock in August and October 2003 for cash of $2.86 per share, net of issuance costs of $1,376,621	10,012,436	27,230,427	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options for cash of $0.02 to $0.29 per share	—	—	185,830	186	46,875	—	—	—	—	47,061
Accretion to redemption value of redeemable convertible preferred stock	—	1,479,995	—	—	(1,479,995)	—	—	—	—	(1,479,995)
Repurchases of common stock for cash of $0.02 per share	—	—	(6,562)	(7)	(149)	—	—	—	—	(156)
Vesting of common stock related to early exercises of stock options	—	—	30,842	31	8,781	—	—	—	—	8,812
Interest accrued on notes receivable from stockholders	—	—	—	—	—	(1,568)	—	—	—	(1,568)
Deferred stock compensation related to employee stock option grants	—	—	—	—	1,853,566	—	(1,853,566)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	130,494	—	—	130,494
Compensation related to stock options granted to non-employees	—	—	—	—	44,014	—	—	—	—	44,014
Net loss	—	—	—	—	—	—	—	—	(10,968,978)	(10,968,978)

Balance at December 31, 2003 (carried forward)	14,731,428	40,934,117	3,628,868	3,629	692,636	(23,589)	(1,723,072)	—	(18,642,167)	(19,692,563)

See accompanying notes

Conor Medsystems, Inc.

(a development stage company)

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)—(Continued)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Notes Receivable From Stockholders	Deferred Stock Compensation	Accumulated Other Comprehensive Loss	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2003 (brought forward)	14,731,428	$40,934,117	3,628,868	$3,629	$692,636	$(23,589)	$(1,723,072)	$—	$(18,642,167)	$(19,692,563)
Issuance of Series E preferred stock in July and August 2004 for cash of $5.95 per share, net of issuance costs of $1,044,223 (unaudited)	6,711,431	38,904,777	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options for cash of $0.02 to $1.19 per share (unaudited)	—	—	159,870	160	44,521	—	—	—	—	44,681
Issuance of common stock in September 2004 upon exercise of warrants in exchange for cash at $5.95 per share (unaudited)	—	—	2,488	2	14,811	—	—	—	—	14,813
Issuance of Series C redeemable preferred stock in September 2004 upon exercise of warrants in exchange for cash at $2.74 per share (unaudited)	1,825	5,000	—	—	—	—	—	—	—	—
Beneficial conversion feature of Series E preferred stock (unaudited)	—	—	—	—	23,434,830	—	—	—	—	23,434,830
Deemed dividend for Series E preferred stock (unaudited)	—	—	—	—	(23,434,830)	—	—	—	—	(23,434,830)
Accretion to redemption value of redeemable convertible preferred stock (unaudited)	—	2,434,422	—	—	(2,434,422)	—	—	—	—	(2,434,422)
Vesting of common stock related to early exercises of stock options (unaudited)	—	—	41,124	41	18,682	—	—	—	—	18,723
Interest accrued on notes receivable from stockholders (unaudited)	—	—	—	—	—	(1,177)	—	—	—	(1,177)
Deferred stock compensation related to employee stock option grants (unaudited)	—	—	—	—	26,560,610	—	(26,560,610)	—	—	—
Amortization of deferred stock compensation (unaudited)	—	—	—	—	—	—	2,489,276	—	—	2,489,276
Compensation related to stock options issued to non-employees (unaudited)	—	—	—	—	309,695	—	—	—	—	309,695
Comprehensive loss:
Foreign currency exchange loss (unaudited)	—	—	—	—	—	—	—	(1,245)	—	(1,245)
Net loss (unaudited)	—	—	—	—	—	—	—	—	(15,763,356)	(15,763,356)

Comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	—	(15,764,600)

Balance at September 30, 2004 (unaudited)	21,444,684	$82,278,316	3,832,350	$3,832	$25,206,533	$(24,766)	$(25,794,406)	$(1,245)	$(34,405,523)	$(35,015,575)

See accompanying notes

Conor Medsystems, Inc.

(a development stage company)

Consolidated Statements of Cash Flows

	Years Ended December 31,			Period from Inception (October 25, 1999) Through December 31, 2003	Nine Months Ended September 30,		Period from Inception (October 25, 1999) Through September 30, 2004
	2001	2002	2003		2003	2004
					(Unaudited)	(Unaudited)	(Unaudited)
Operating activities
Net loss	$(1,976,183)	$(5,070,198)	$(10,968,978)	$(18,642,167)	$(6,875,649)	$(15,763,356)	$(34,405,523)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	43,833	84,122	153,284	287,406	113,739	349,471	636,877
Amortization of deferred stock compensation	—	—	130,494	130,494	38,618	2,489,276	2,619,770
Loss on write-down of property and equipment	—	20,702	11,866	32,568	—	15,653	48,221
Issuance of common stock for licenses and services	217,500	—	—	219,700	—	—	219,700
Issuance of stock options for licenses and services	35,167	94,490	44,014	175,018	33,010	309,695	484,713
Accrued interest expense on notes payable	—	43,274	—	43,274	—	—	43,274
Interest expense related to issuance of warrants	—	122,000	—	122,000	—	—	122,000
Accrued interest income on notes receivable	(580)	(3,813)	(6,778)	(11,171)	(5,084)	(4,866)	(16,037)
Forgiveness of officer loan receivable	—	—	—	—	—	111,074	111,074
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	—	(16,509)	(99,305)	(115,814)	339	(601,463)	(717,277)
Other assets	2,077	(122,580)	(19,710)	(170,290)	56,443	(151,263)	(321,553)
Accounts payable	154,071	(31,165)	804,421	983,213	417,765	587,736	1,570,949
Accrued compensation	24,454	31,842	47,605	123,286	22,555	89,634	212,920
Accrued clinical development liabilities	—	—	566,244	566,244	271,147	(73,566)	492,678
Other accrued liabilities	28,844	146,444	122,481	314,110	(106,708)	(157,085)	157,025
Deferred rent	—	19,944	89,246	109,190	55,047	21,656	130,846

Net cash used in operating activities	(1,470,817)	(4,681,447)	(9,125,116)	(15,832,939)	(5,978,778)	(12,777,404)	(28,610,343)

Investing activities
Transfers to restricted cash	—	(96,689)	(41,404)	(138,093)	(1,756)	(31,838)	(169,931)
Capital expenditures	(110,557)	(248,262)	(323,342)	(768,800)	(132,879)	(1,270,486)	(2,039,286)

Net cash used in investing activities	(110,557)	(344,951)	(364,746)	(906,893)	(134,635)	(1,302,324)	(2,209,217)

Financing activities
Proceeds from issuance of common stock, including early exercise of stock options	302,400	54,685	69,704	431,554	6,328	333,744	765,298
Proceeds from issuance of redeemable convertible preferred stock, net	790,557	7,156,466	27,350,430	36,297,157	11,422,626	38,909,776	75,206,933
Proceeds from issuance of notes payable	410,000	2,090,000	—	2,500,000	—	—	2,500,000
Loan receivable from officer	—	(100,000)	—	(100,000)	—	—	(100,000)

Net cash provided by financing activities	1,502,957	9,201,151	27,420,134	39,128,711	11,428,954	39,243,520	78,372,231

Net increase (decrease) in cash and cash equivalents	(78,417)	4,174,753	17,930,272	22,388,879	5,315,541	25,163,792	47,552,671
Cash and cash equivalents at beginning of period	362,271	283,854	4,458,607	—	4,458,607	22,388,879	—

Cash and cash equivalents at end of period	$283,854	$4,458,607	$22,388,879	$22,388,879	$9,774,148	$47,552,671	$47,552,671

See accompanying notes

Conor Medsystems, Inc.

(a development stage company)

Consolidated Statements of Cash Flows—(Continued)

	Years Ended December 31,			Period from Inception (October 25, 1999) Through December 31, 2003	Nine Months Ended September 30,		Period from Inception (October 25, 1999) Through September 30, 2004
	2001	2002	2003		2003	2004
					(Unaudited)	(Unaudited)	(Unaudited)
Supplemental schedule of non-cash transactions
Issuance of common stock for services, technology and equipment	$217,500	$—	$—	$224,200	$—	$—	$224,200

Issuance of common stock for notes	$19,800	$—	$—	$19,800	$—	$—	$19,800

Issuance of preferred stock to retire notes payable and accrued interest	$—	$2,543,274	$—	$2,543,274	$—	$—	$2,543,274

Issuance of preferred stock to placement agent	$—	$257,674	$—	$257,674	$—	$—	$257,674

Deferred stock compensation	$—	$—	$1,853,566	$1,853,566	$120,251	$26,560,610	$28,414,176

Accretion to redemption value of redeemable convertible preferred stock	$—	$434,191	$1,479,995	$1,914,186	$777,989	$2,434,422	$4,348,609

Deemed dividend to redeemable convertible preferred stockholders	$—	$—	$—	$—	$—	$23,434,830	$23,434,830

See accompanying notes

Conor Medsystems, Inc.

(a development stage company)

Notes to Consolidated Financial Statements

(Information as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 and the period from inception (October 25, 1999) through September 30, 2004 is unaudited)

1.    Organization and Summary of Significant Accounting Policies

Organization and Business

Conor Medsystems, Inc. (the “Company”) was incorporated on October 25, 1999 and is developing innovative controlled vascular drug delivery technologies. Since inception, the Company’s activities have consisted primarily of recruiting personnel, raising capital and performing product development. The Company is therefore considered to be in the development stage at September 30, 2004.

Need to Raise Additional Capital

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant net losses and negative cash flows from operations since its inception. At September 30, 2004, the Company had an accumulated deficit of $34,405,523.

At September 30, 2004, management believes that currently available resources will provide sufficient funds to enable the Company to meet its obligations through 2005. If anticipated operating results are not achieved, however, management believes that planned expenditures may need to be reduced, extending the time period over which currently available resources will be adequate to fund the Company’s operations. The Company intends to raise additional funds through the issuance of equity securities, if available on terms acceptable to the Company.

Stock Split

In November 2004, the Board of Directors and stockholders approved a 0.42-for-1 reverse stock split of the Company’s redeemable convertible preferred stock and common stock. The amended and restated certificate of incorporation of the Company was filed in November 2004 effecting the 0.42-for-1 reverse stock split and setting the authorized common stock and authorized preferred stock to 40,000,000 and 23,710,305 shares, respectively. All share and per share amounts for all periods presented in the accompanying financial statements have been retroactively adjusted to give effect to the stock split.

Risks and Uncertainties

The Company is aware of patents owned by third parties, to which it does not have licenses, that relate to, among other things, the use of paclitaxel to treat restenosis, stent structure, catheters used to deliver stents and stent manufacturing processes. For example, Boston Scientific Corporation owns a series of patents that cover the use of paclitaxel to treat restenosis generally and also to treat restenosis via a stent. In addition, Angiotech Pharmaceuticals, Inc. is the owner of a number of patents, and has licensed from the U.S. government a number of other patents, that also cover the use of paclitaxel coated stents to treat angiogenesis and restenosis. Boston Scientific, Guidant Corporation and other third parties also own other patents that may have a material adverse affect on the Company. The Company believes that it is highly likely that one or more third parties will assert a patent infringement claim against the manufacture, use or sale of our COSTAR stent based on one or more of these patents. In the event a court determines that the Company infringes any valid claim in a patent held by a third party, the Company may, among other things, be required to cease the development, manufacture, use and sale of products that infringe the patent rights of others, including our COSTAR stent, expend significant resources to redesign the Company’s technology so that it does not infringe others’ patent rights, which may not

Conor Medsystems, Inc.

(a development stage company)

Notes to Consolidated Financial Statements—(Continued)

(Information as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 and the period from inception (October 25, 1999) through September 30, 2004 is unaudited)

be possible, and/or obtain licenses to the infringed intellectual property. The Company believes that it is unlikely that it would be able to obtain a license to any necessary patent rights controlled by companies, like Boston Scientific, against which it would compete directly.

Principles of Consolidation

In May 2004, the Company incorporated two wholly owned subsidiaries to establish manufacturing capabilities in Ireland. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant inter-company transactions and balances have been eliminated in consolidation.

Foreign Currency Translation

Adjustments resulting from translating the financial statements of the Company’s foreign subsidiaries into U.S. dollars have been immaterial for all periods presented. Further, the Company has not incurred any material foreign exchange gains or losses through September 30, 2004.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior year to conform to the current year presentation. These reclassifications have no impact on net loss previously recorded.

Unaudited Interim Consolidated Financial Statements

The accompanying unaudited interim consolidated balance sheet as of September 30, 2004, the consolidated statements of operations and cash flows for the nine months ended September 30, 2003 and 2004, and the period from inception (October 25, 1999) through September 30, 2004, and the consolidated statement of redeemable convertible preferred stock and stockholders’ equity (deficit) for the nine months ended September 30, 2004, are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s consolidated financial position as of September 30, 2004, and consolidated results of operations and cash flows for the nine months ended September 30, 2003 and 2004. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year ending December 31, 2004, or for any other interim period or for any other future year.

Unaudited Pro Forma Information

The Company has filed a registration statement with the Securities and Exchange Commission to sell shares of its common stock to the public. If the initial public offering is completed under the terms presently anticipated,

Conor Medsystems, Inc.

(a development stage company)

Notes to Consolidated Financial Statements—(Continued)

(Information as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 and the period from inception (October 25, 1999) through September 30, 2004 is unaudited)

all of the Series A, Series B, Series C, Series D and Series E redeemable convertible preferred stock outstanding at September 30, 2004 will be automatically converted into 21,444,684 shares of common stock. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of all Series A, Series B, Series C, Series D and Series E redeemable convertible preferred stock, is set forth in the accompanying consolidated balance sheets.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The impairment loss, if recognized, would be based on the excess of the carrying value of the impaired asset over its respective fair value. Impairment, if any, is assessed using discounted cash flows. Through September 30, 2004, there has been no such impairment.

Revenue Recognition

Contract revenue related to collaborative research and development arrangements is recognized as the related research and development services are performed over the period of each agreement. Payments received are not refundable and are generally based on reimbursement of qualified expenses, as defined in the agreements. Up-front payments received upon execution of collaborative agreements are recorded as deferred revenue and recognized as contract revenue on a systematic basis (on a straight-line basis or upon the timing and level of work performed) over the period that the related research and development services are performed. Milestone payments, if any, will be recognized as earned in accordance with the terms of the respective agreements. Deferred revenue may result when the Company does not expend the required level of effort during a specific period in comparison to funds received under the respective agreement.

Research and Development

Research and development expenses consist of costs incurred to further the Company’s research and development activities and include salaries and related employee benefits, costs associated with clinical trials, non-clinical activities, regulatory activities, research-related overhead expenses and fees paid to external service providers and contract research organizations, which conduct certain research and development activities on behalf of the Company. Research and development costs are expensed as incurred.

Clinical Trial Expenses

Clinical trial costs are a component of research and development expenses. These expenses include fees paid to contract research organizations and participating hospitals and other service providers which conduct certain product development activities on behalf of the Company. Depending on the timing of payments to the service providers and the level of the service provided, the Company records prepayments or accruals relating to these costs. These accruals or prepayments are based on estimates of the work performed under service agreements, milestones achieved, patient enrollment and experience with similar contracts. The Company monitors each of these factors to the extent possible and adjusts its estimates accordingly.

Conor Medsystems, Inc.

(a development stage company)

Notes to Consolidated Financial Statements—(Continued)

(Information as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 and the period from inception (October 25, 1999) through September 30, 2004 is unaudited)

Cash and Cash Equivalents

The Company invests its excess cash in bank deposits and money market accounts. The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

Letter of Credit

At December 31, 2003, the Company had an irrevocable letter of credit outstanding with a commercial bank for approximately $115,000, securing its facility leases. The Company has deposited an aggregate of $138,000 of certificates of deposit securing the letter of credit and corporate credit cards. An equal amount of restricted cash has been separately disclosed in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, which generally range from three to five years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the term of the lease.

Stock-Based Compensation

The Company accounts for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB Opinion No. 25”), Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25, and related interpretations and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”).

The information regarding net loss as required by SFAS No. 123, as amended, has been determined as if the Company had accounted for its employee stock options under the fair-value method. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.

The following table illustrates the weighted-average assumptions for the Black-Scholes option pricing model used in determining the fair value of options granted to employees:

	Years Ended December 31,			Nine Months Ended September 30, 2004
	2001	2002	2003
				(Unaudited)
Dividend yield	0%	0%	0%	0%
Risk-free interest rate	4.81%	4.20%	3.31%	3.25%
Volatility	0.7	0.7	0.7	0.7
Expected life	5 years	5 years	5 years	5 years

Conor Medsystems, Inc.

(a development stage company)

Notes to Consolidated Financial Statements—(Continued)

(Information as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 and the period from inception (October 25, 1999) through September 30, 2004 is unaudited)

In connection with the grant of certain stock options to employees during the year ended December 31, 2003, the Company recorded deferred stock compensation within stockholders’ equity (deficit) of $1,853,566, which represents the difference between the reassessed fair value of the common stock and the option exercise price at the date of grant. Such amount will be amortized over the vesting period of the applicable options on a straight-line basis. The Company recorded stock-based compensation expense of $130,494 for the year ended December 31, 2003. For the nine months ended September 30, 2004, the Company recorded additional deferred stock compensation within stockholders’ equity (deficit) of $26,560,610. The Company recorded stock-based compensation expense of $2,489,276 for the nine months ended September 30, 2004. The expected future amortization expense for deferred stock compensation for stock options granted through September 30, 2004, is as follows:

Years Ending December 31,
2004 (remainder of year)	$2,348,195
2005	8,919,404
2006	5,983,895
2007	5,502,273
2008	2,905,294
2009	135,345

$25,794,406

Conor Medsystems, Inc.

(a development stage company)

Notes to Consolidated Financial Statements—(Continued)

(Information as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 and the period from inception (October 25, 1999) through September 30, 2004 is unaudited)

The table below illustrates the effect on net loss and net loss per share attributable to common stockholders had the Company applied the fair value provisions of SFAS No. 123 to employee stock compensation.

	Years Ended December 31,			Period from Inception (October 25, 1999) Through December 31, 2003	Nine Months Ended September 30,		Period from Inception (October 25, 1999) Through September 30, 2004
	2001	2002	2003		2003	2004
					(Unaudited)	(Unaudited)	(Unaudited)
Net loss attributable to common stockholders, as reported	$(1,976,183)	$(5,504,389)	$(12,448,973)	$(20,556,353)	$(7,653,638)	$(41,632,608)	$(62,188,961)
Add: Stock-based employee compensation expense included in net loss	—	—	130,494	130,494	38,618	2,489,276	2,619,770
Deduct: Stock-based employee compensation expense determined under fair value method	(6,514)	(43,981)	(164,994)	(216,382)	(61,396)	(2,679,622)	(2,896,004)

Pro forma net loss attributable to common stockholders	$(1,982,697)	$(5,548,370)	$(12,483,473)	$(20,642,241)	$(7,676,416)	$(41,822,954)	$(62,465,195)

Basic and diluted net loss per share attributable to common stockholders	$(0.95)	$(1.78)	$(3.72)		$(2.31)	$(11.29)

Pro forma basic and diluted net loss per share attributable to common stockholders	$(0.95)	$(1.79)	$(3.73)		$(2.32)	$(11.34)

Conor Medsystems, Inc.

(a development stage company)

Notes to Consolidated Financial Statements—(Continued)

(Information as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 and the period from inception (October 25, 1999) through September 30, 2004 is unaudited)

Fair Value of Financial Instruments

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities, are carried at cost, which management believes approximates fair value given their short-term nature.

Comprehensive Loss

As the Company has no items of other comprehensive loss, the Company’s net loss is the same as its comprehensive loss for all periods presented.

Income Taxes

The Company utilizes the liability method of accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under the liability method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rules and rates that will be in effect in the years in which the differences are expected to reverse.

Pending Accounting Pronouncement

On March 31, 2004, the FASB issued its Exposure Draft, Share-Based Payment, which is a proposed amendment to SFAS No. 123. Generally, the approach in the Exposure Draft is similar to the approach described in SFAS No. 123. However, the Exposure Draft would require all share-based payments to employees, including grants of employee stock options, to be recognized in the consolidated statement of operations based on their fair values. The FASB expects to issue a final standard late in 2004 that may be effective for the Company as of July 1, 2005. The pro forma impact of the adoption of SFAS No. 123 on the Company’s historical financial statements is included under the caption “Stock-Based Compensation” above. The Company expects to continue to grant stock-based compensation to employees, and the impact of the adoption of the new standard, when and if issued, may have a material impact on the Company’s future results of operations.

2.    Net Loss Per Common Share

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, redeemable convertible preferred stock, stock options and warrants are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

Conor Medsystems, Inc.

(a development stage company)

Notes to Consolidated Financial Statements—(Continued)

(Information as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 and the period from inception (October 25, 1999) through September 30, 2004 is unaudited)

The calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders assumes the conversion of all shares of Series A, Series B, Series C, Series D and Series E redeemable convertible preferred stock into shares of common stock using the as-if-converted method, as if such conversion had occurred as of January 1, 2003, or the original issuance date, if later. The calculation of pro forma net loss per share attributable to common stockholders excludes incremental common stock issuable upon exercise of options, as their effect would be antidilutive.

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)	(Unaudited)
Historical
Numerator:
Net loss attributable to common stockholders	$(1,976,183)	$(5,504,389)	$(12,448,973)	$(7,653,638)	$(41,632,608)

Denominator:
Weighted-average common shares outstanding	2,472,088	3,352,877	3,521,623	3,502,923	3,895,563
Weighted-average unvested common shares subject to repurchase	(390,516)	(259,319)	(177,066)	(191,023)	(209,057)

Denominator for basic and diluted net loss per share attributable to common stockholders	2,081,572	3,093,558	3,344,557	3,311,900	3,686,506

Basic and diluted net loss per share attributable to common stockholders	$(0.95)	$(1.78)	$(3.72)	$(2.31)	$(11.29)

Pro forma
Net loss attributable to common stockholders (unaudited)			$(12,448,973)		$(41,632,608)

Pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)			$(1.15)		$(2.09)

Shares used above:
Pro forma adjustments to reflect assumed weighted-average effect of conversion of preferred stock (unaudited)			7,470,461		16,246,586

Pro forma shares used to compute basic and diluted net loss per share share attributable to common stockholders (unaudited)			10,815,018		19,933,092

Historical outstanding anti-dilutive securities not included in diluted net loss per share attributable to common stockholders calculation
Redeemable convertible preferred stock	916,859	4,675,165	14,731,428	8,882,454	21,444,684
Common shares subject to repurchase	285,031	243,906	175,788	133,438	411,034
Options to purchase common stock	453,768	892,752	1,923,747	1,468,022	4,781,710
Warrants to purchase common and preferred stock	—	594,822	594,822	594,822	590,509

	1,655,658	6,406,645	17,425,785	11,078,736	27,227,937

Conor Medsystems, Inc.

(a development stage company)

Notes to Consolidated Financial Statements—(Continued)

(Information as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 and the period from inception (October 25, 1999) through September 30, 2004 is unaudited)

3.    Property and Equipment

Property and equipment consists of the following:

	December 31,		September 30, 2004
	2002	2003
			(Unaudited)
Machinery and equipment	$361,923	$620,722	$1,293,147
Office furniture and leasehold improvements	46,670	93,838	442,919

	408,593	714,560	1,736,066
Accumulated depreciation and amortization	(113,459)	(261,234)	(378,624)

Property and equipment, net	$295,134	$453,326	$1,357,443

4.    Notes Payable

From December 2001 to April 2002, the Company issued $2,500,000 of convertible promissory notes to existing stockholders that bear interest at 6%. In conjunction with the notes, the Company issued warrants to purchase the number of shares of convertible preferred stock equal to 10% of the note balance divided by the price per share of the next round of financing. In May 2002, all the outstanding notes, including accrued interest, were converted into 928,845 shares of Series C convertible preferred stock and warrants to purchase 91,291 shares of Series C convertible preferred stock at $2.74 per share. The warrants were immediately exercisable and expire three years from the date of issuance. The fair value of the warrants was determined to be $122,000 using the Black-Scholes option valuation method and the following assumptions: risk-free interest rate of 3.8%, a life of three years, volatility of 0.7, and no dividends. The fair value of the warrants was recorded as interest expense for the year ended December 31, 2002.

5.    Commitments and Contingencies

Operating Leases

The Company leases certain real and personal property under noncancelable operating leases. Future minimum lease payments under these leases as of December 31, 2003, were as follows:

Year Ending December 31,
2004	$381,000
2005	503,000
2006	424,000
2007	122,000

$1,430,000

In addition to these minimum lease payments, the Company is required to pay its share of operating expenses related to property taxes, insurance and routine maintenance in connection with its facility leases. Rent expense under the operating leases, including termination fees, was approximately $324,000, $387,000 and $551,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and $1,316,000 for the period from inception (October 25, 1999) through December 31, 2003. Rent expense was approximately $297,087 for the nine months ended September 30, 2004.

Conor Medsystems, Inc.

(a development stage company)

Notes to Consolidated Financial Statements—(Continued)

(Information as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 and the period from inception (October 25, 1999) through September 30, 2004 is unaudited)

In May 2003, the Company terminated a facility lease and paid $115,765 to the lessor as a termination fee. The termination fee is included in operating expenses in the accompanying consolidated statements of operations.

In September 2004, the Company’s subsidiary in Ireland entered into a lease commitment agreement to lease manufacturing facilities upon the completion of certain leasehold improvements to be arranged and paid for by the landlord. Under the terms of the agreement, the subsidiary has committed to enter into a ten-year operating lease agreement with total future minimum lease payments of approximately $2,900,000.

Research Agreement

In March and November 2003, the Company entered into agreements with an independent contract research organization to conduct and manage certain of its European clinical trials. The Company is required to reimburse the research organization for approximately $1,500,000 in fees and expenses through November 2005 as certain milestones are achieved. As of December 31, 2003, the Company had paid $544,490 in fees and expenses related to these agreements.

Guarantees and Indemnifications

In November 2002, the FASB issued FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligations it assumes under that guarantee.

The Company, as permitted under Delaware law and in accordance with its Bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The term of the indemnification period is equal to the officer’s or director’s lifetime. The Company also intends to enter into additional indemnification agreements with its officers and directors upon the completion of this offering. The maximum amount of potential future indemnification is unlimited; however, the Company intends to obtain director and officer insurance that limits its exposure and may enable it to recover a portion of any future amounts paid. The Company believes the fair value for these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations as of September 30, 2004.

The Company has certain agreements with collaborators that contain indemnification provisions. In such provisions, the Company typically agrees to indemnify the collaborator against certain types of third-party claims. The Company accrues for known indemnification issues when a loss is probable and can be reasonably estimated. The Company also accrues for estimated incurred but unidentified indemnification issues based on historical activity. There were no accruals for or expenses related to indemnification issues for any period presented.

6.    License and Distribution Arrangements

Phytogen International LLC

In April 2003, the Company entered into a license and supply agreement with Phytogen International LLC (Phytogen). Under the agreement, Phytogen manufacturers and supplies paclitaxel to the Company, which is

Conor Medsystems, Inc.

(a development stage company)

Notes to Consolidated Financial Statements—(Continued)

(Information as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 and the period from inception (October 25, 1999) through September 30, 2004 is unaudited)

incorporated into the COSTAR stent. The Company is obligated to pay Phytogen royalties on sales of paclitaxel eluting stents and a percentage share of fees received by the Company for licensing such stents to other parties. The agreement continues until the tenth anniversary of the initial commercial launch of the COSTAR stent.

Biotronik AG

In May 2004, the Company entered into an agreement with Biotronik AG (“Biotronik”) under which Biotronik will be the exclusive distributor of COSTAR stents in a territory covering all countries of the world except the United States, Japan, Australia, New Zealand, Korea, Pakistan, Kenya, Sri Lanka, Tanzania, Bangladesh and India. Within this territory, Biotronik will be responsible for promoting, marketing and selling the Company’s COSTAR stent. The Company will be responsible for obtaining and maintaining marketing approvals throughout the territory described above. Biotronik can require the Company to use best efforts to seek regulatory approval in additional countries in Biotronik’s territory. The Company will pay a portion of the costs associated with securing such additional regulatory approvals, and the remainder will be paid by Biotronik. Under the agreement, Biotronik will purchase COSTAR stents at a transfer price equal to a fixed percentage of Biotronik’s average invoiced selling price, less certain amounts. Either party may terminate the agreement under the terms of the arrangement. Unless terminated earlier, the agreement will continue until December 31, 2007, at which point it will automatically renew for an additional year unless one of the parties objects.

In conjunction with the sale of the Company’s Series E redeemable convertible preferred stock described below, an affiliate of Biotronik purchased an immaterial number of shares of Series E redeemable convertible preferred stock.

Interventional Technologies

In July 2004, the Company entered into an agreement with Interventional Technologies, Pvt., Ltd. (“IVT”), under which IVT will be the exclusive distributor of the Company’s bare cobalt chromium stent and the COSTAR stent in India, Pakistan, Bangladesh, Sri Lanka, Kenya, and Tanzania. Within this territory, IVT will be responsible for promoting, marketing and selling the licensed products. Under the agreement, IVT will purchase stents at a fixed, per-unit price. Either party may terminate the agreement under the terms of the arrangement. Unless terminated earlier, the agreement will continue for three years and can be renewed for additional one-year terms, subject to the mutual written agreement of the parties.

7.    Related-Party Transactions

Calmedica License Agreement

In November 2001, the Company entered into an agreement with Calmedica International, LLC (Calmedica) pursuant to which the Company was granted a non-exclusive worldwide license to develop and commercialize products covered by certain Calmedica patents. As consideration for the grant of the license, the Company issued 357,000 shares of its common stock to Calmedica valued at $212,500. The estimated fair value of the common stock issued was recorded as research and development expense in 2001. The Company also agreed to pay Calmedica certain royalties based on net sales of products, if any, which incorporate the Calmedica patents. No royalties have been paid to date. None of the Company’s planned products incorporate the Calmedica patents. As a part of this agreement, Calmedica purchased 504,000 shares of the Company’s common stock for cash at a purchase price of $0.60 per share and 126,000 shares of the Company’s Series B preferred stock at a purchase price of $2.38 per share. The Company’s Chief Executive Officer is a member of Calmedica.

Conor Medsystems, Inc.

(a development stage company)

Notes to Consolidated Financial Statements—(Continued)

(Information as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 and the period from inception (October 25, 1999) through September 30, 2004 is unaudited)

Financial Advisor Agreements

In December 2001, the Company entered into a financial advisor agreement with Musket Research Associates, Inc. in connection with its Series C preferred stock financing. David Musket is a member of the Company’s Board of Directors and is the sole stockholder and President of Musket Research Associates, Inc. Pursuant to the agreement, Musket Research Associates, Inc. acted as a nonexclusive advisor and finder in connection with the Company’s Series C convertible preferred stock financing. The Company paid Musket Research Associates, Inc. a fee of $278,224 in 2002 in connection with this financing. Musket Research Associates, Inc. also purchased 131,582 shares of Series C convertible preferred stock at $2.74 per share concurrent with the closing of the financing.

In January 2003, the Company entered into a financial advisor agreement with Musket Research Associates, Inc. in connection with its Series D convertible preferred stock financing. Pursuant to the agreement, Musket Research Associates, Inc. acted as a nonexclusive advisor and finder in connection with the Company’s Series D convertible preferred stock financing, and the Company paid Musket Research Associates, Inc. a fee of $1,042,146 in 2003 in connection with this financing. Musket Research Associates, Inc. also purchased 174,999 shares of Series D convertible preferred stock at $2.86 per share concurrent with the closing of the financing.

In June 2004, the Company entered into a financial advisor agreement with Musket Research Associates, Inc. in connection with its Series E convertible preferred stock financing. Pursuant to the agreement, Musket Research Associates, Inc. acted as a nonexclusive advisor and finder in connection with the Series E convertible preferred stock financing, and the Company paid Musket Research Associates, Inc. a fee of $972,890 in August 2004 in connection with the financing. Musket Research Associates, Inc. also purchased 84,000 shares of Series E convertible preferred stock at $5.95 per share concurrent with the closing of the financing.

Officer Loan

In August 2002, the Company loaned $100,000 to one of its officers pursuant to a promissory note that bears 4.74% interest. Interest compounds annually and is due with the principal balance in August 2007. The note is secured by a pledge of certain shares of the Company’s common stock owned by the officer. In September 2004, the Company forgave all outstanding principal and interest on the loan and recorded an associated charge of $111,074 in research and development expense.

Conor Medsystems, Inc.

(a development stage company)

Notes to Consolidated Financial Statements—(Continued)

(Information as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 and the period from inception (October 25, 1999) through September 30, 2004 is unaudited)

8.    Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Redeemable Convertible Preferred Stock

The authorized, issued and outstanding shares of redeemable convertible preferred stock by series are as follows:

	December 31, 2002
	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Aggregate Liquidation Preference

Series A	273,000	273,000	$318,287	$325,007
Series B	643,860	643,859	1,471,974	1,533,028
Series C	3,893,445	3,758,306	10,313,431	10,724,809

	4,810,305	4,675,165	$12,103,692	$12,582,843

	December 31, 2003
	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Aggregate Liquidation Preference

Series A	273,000	273,000	$318,287	$325,007
Series B	643,860	643,859	1,471,974	1,533,028
Series C	3,893,445	3,802,133	11,300,202	11,711,580
Series D	10,500,000	10,012,436	27,843,654	29,219,757

	15,310,305	14,731,428	$40,934,117	$42,789,372

	September 30, 2004
	(Unaudited)
	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Aggregate Liquidation Preference
Series A	273,000	273,000	$318,287	$325,007
Series B	643,860	643,859	1,471,974	1,533,028
Series C	3,893,445	3,803,958	12,001,748	12,413,124
Series D	10,500,000	10,012,436	29,581,530	30,957,632
Series E	8,400,000	6,711,431	38,904,777	39,955,833

	23,710,305	21,444,684	$82,278,316	$85,184,624

Redeemable convertible preferred stock is issuable in series, with rights and preferences designated for each series. Each outstanding share of the Series A, B, C, D and E redeemable convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of redeemable convertible preferred stock could be converted. Holders of Series A, B and E redeemable convertible preferred stock are entitled to non-cumulative dividends at a rate of 8% per share per annum based on the original per share issuance price when, as and if declared by the Board of Directors prior to and in preference to the payment of

Conor Medsystems, Inc.

(a development stage company)

Notes to Consolidated Financial Statements—(Continued)

(Information as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 and the period from inception (October 25, 1999) through September 30, 2004 is unaudited)

dividends to holders of common stock. Holders of Series C and D redeemable convertible preferred stock are entitled to cumulative dividends at a rate of 8% per annum, compounded annually from the date of issuance based on the original per share issuance price prior and in preference to the payment of dividends to holders of common stock upon the follow events: (i) when, as and if declared by the Board of Directors; (ii) upon redemption; or (iii) upon liquidation. Through September 30, 2004, the Company had not declared any dividends.

Series C and D redeemable convertible preferred stock are redeemable at any time on or after August 7, 2008 upon two-thirds vote of the holders of the outstanding Series C and D redeemable convertible preferred stock, voting together as a combined class. Series C and D redeemable convertible preferred stock are redeemable at the original issuance prices of $2.74 and $2.86 per share, plus any accrued but unpaid dividends. For the years ended December 31, 2002 and 2003, the Company accreted dividends on the Series C and D redeemable convertible preferred stock of $434,191 and $1,479,995, respectively. For the the nine-months ended September 30, 2004, the Company accreted dividends on the Series C and D redeemable convertible preferred stock of $2,434,422.

Each share of Series A, B, C, D and E redeemable convertible preferred stock is convertible, at the option of the holder, into the number of shares of common stock that result from dividing $1.19, $2.38, $2.74, $2.86 and $5.95, respectively, by the conversion price in effect at the time of conversion. The initial conversion prices are subject to adjustment as specified in the Company’s Amended and Restated Certificate of Incorporation, as amended. At December 31, 2003, the conversion ratios for Series A, B, C, D and E redeemable convertible preferred stock were all 1-to-1. Also, the Series A, B, C, D and E redeemable convertible preferred stock automatically converts into common stock upon the closing of an underwritten initial public offering under the Securities Act of 1933 in which the aggregate offering proceeds are not less than $30,000,000 and the public offering price is not less than $8.57 per share.

Liquidation preference values of Series A, B, C, D and E redeemable convertible preferred stock are $1.19, $2.38, $2.74, $2.86 and $5.95 per share, respectively, plus any declared, accrued and unpaid dividends. After liquidation preference distributions to Series A, B, C, D and E redeemable convertible preferred stockholders have been paid, the remaining assets of the Company available for distribution to stockholders shall be distributed to the holders of common stock, the Series C and Series D redeemable convertible preferred stock (determined on an as-converted basis with respect to Series C and Series D preferred stock).

The Company’s Amended and Restated Certificate of Incorporation provides that a change in control is deemed to be a liquidation event and that any consideration paid in connection with such a transaction be allowed in accordance with the provisions about liquidation preferences and the order of distribution. As a result, a cash redemption of the Company’s convertible preferred stock could be triggered by a change in control, which would be considered to be outside the control of the Company. Accordingly, convertible preferred stock is classified outside of permanent equity in the accompanying consolidated balance sheets.

In conjunction with the issuance of Series C redeemable convertible preferred stock in May 2002, the Company issued warrants to purchase 91,291 shares of Series C redeemable convertible preferred stock at $2.74 per share (see Note 4) and warrants to purchase 503,531 shares of common stock at $5.95 per share to the Series C investors. The estimated fair value of the warrants to purchase common stock was not material. In September 2004, the warrant holders exercised warrants to purchase 1,825 shares of Series C redeemable convertible preferred stock for cash of $2.74 per share and 2,488 shares of common stock for cash of $5.95 per share.

Conor Medsystems, Inc.

(a development stage company)

Notes to Consolidated Financial Statements—(Continued)

(Information as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 and the period from inception (October 25, 1999) through September 30, 2004 is unaudited)

In July 2002, the Company granted an option to purchase 105,000 shares of Series C redeemable convertible preferred stock at a purchase price of $2.74 per share in conjunction with a licensing agreement. The option expired 180 days from the execution date of the license agreement. The Company valued the option using the Black-Scholes valuation model and the following assumptions: volatility of 0.7, an expected life of 0.5 years, a risk-free interest rate of 1.5% and no dividend yield. The resulting estimated fair value of the option of $57,500 was recorded as research and development expense for the year ended December 31, 2002. In January 2003, the Company increased the number of authorized shares of Series C redeemable convertible preferred stock to 3,893,445 shares. The option holder exercised a portion of the option and purchased 43,827 shares of Series C redeemable convertible preferred stock. The remaining balance of the option expired unexercised.

Issuance of Series E Redeemable Convertible Preferred Stock and Deemed Dividend

In July and August 2004, the Company issued 6,711,431 shares of Series E redeemable convertible preferred stock at a price of $5.95 per share for net cash proceeds of $38,904,777. The rights and preferences of the Series E redeemable convertible preferred stock are similar to the Company’s Series A and B redeemable convertible preferred stock. The Company recorded a deemed dividend of $23,434,830 in the third quarter of 2004 to reflect the beneficial conversion feature embedded in the Series E redeemable convertible preferred stock based on the difference between the reassessed fair value of the Company’s common stock on the closing dates of the financing and the issue price of the Series E redeemable convertible preferred stock.

1999 Stock Plan

In November 1999, the Company’s Board of Directors and stockholders adopted the 1999 Stock Plan (the “1999 Plan”). The 1999 Plan provides for the issuance of common stock and the granting of incentive stock options to employees, officers and directors and the granting of non-statutory stock options to consultants of the Company. The Company grants incentive stock options with exercise prices of not less than the estimated fair value of the stock on the date of grant (85% of the estimated fair value for non-statutory stock options). If, at the time the Company grants an option, the optionee directly owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the option price will be set to at least 110% of the estimated fair value and will not be exercisable more than five years after the date of grant. Options granted under the 1999 Plan vest at varying rates determined on an individual basis by the Board of Directors, generally over four years. Except as noted above, options expire no more than 10 years after the date of grant or earlier if employment is terminated.

Options may be exercised prior to vesting, with the underlying shares subject to the Company’s right of repurchase, which lapses over the vesting term. At December 31, 2003 and September 30, 2004, there were a total of 175,788 and 411,034 shares, respectively, of common stock outstanding subject to the Company’s right of repurchase at prices ranging from $0.002 to $1.19 per share, respectively. In accordance with Emerging Issues Task Force (“EITF”) 00-23, Issues Related to the Accounting for Stock Compensation Under APB Opinion No. 25, and FIN No. 44, shares purchased after March 2002 under an early exercise of stock options are not deemed to be issued until those shares vest. Since March 2002, the Company has issued an aggregate of 483,000 shares of common stock pursuant to the early exercise of stock options. At December 31, 2003 and September 30, 2004, there were 126,656 and 411,034, respectively, of these shares issued subject to the Company’s right to repurchase at the original purchase price of $0.29 to $1.19 per share. The amounts received in exchange for these shares have been recorded as a liability for early exercise of stock options in the accompanying consolidated balance sheets and will be transferred into common stock and additional paid-in capital as the shares vest.

Conor Medsystems, Inc.

(a development stage company)

Notes to Consolidated Financial Statements—(Continued)

(Information as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 and the period from inception (October 25, 1999) through September 30, 2004 is unaudited)

During 2001, options to purchase 84,000 shares of common stock were exercised by the signing of full recourse promissory notes totaling $19,800 secured by certain shares of the Company’s common stock. Principal and interest at 7% are due in September 2005.

A summary of activity under the 1999 Plan is as follows:

		Options Outstanding and Exercisable
	Shares Available	Number of Shares	Weighted- Average Exercise Price
Authorized	630,000	—	—

Balance at December 31, 1999	630,000	—	—
Authorized	315,000	—	—
Granted	(392,700)	392,700	$0.02
Exercised	—	(350,700)	$0.02

Balance at December 31, 2000	552,300	42,000	$0.02
Authorized	630,000	—	—
Granted	(526,008)	526,008	$0.24
Exercised	—	(114,240)	$0.24

Balance at December 31, 2001	656,292	453,768	$0.21
Authorized	108,612	—	—
Granted	(723,702)	723,702	$0.26
Exercised	—	(238,518)	$0.24
Canceled	46,200	(46,200)	$0.26

Balance at December 31, 2002	87,402	892,752	$0.24
Authorized	2,100,000	—	—
Granted	(1,352,190)	1,352,190	$0.29
Exercised	—	(265,631)	$0.26
Repurchased	6,562	—	$0.02
Canceled	55,563	(55,563)	$0.27

Balance at December 31, 2003	897,337	1,923,748	$0.26
Authorized (unaudited)	2,520,000	—	—
Granted (unaudited)	(3,582,390)	3,582,390	$0.94
Exercised (unaudited)	—	(485,370)	$0.66
Canceled (unaudited)	239,058	(239,058)	$0.39

Balance at September 30, 2004 (unaudited)	74,005	4,781,710	$0.73

The weighted-average fair value of options granted during 2002 and 2003 was $0.17 and $1.74 per share, respectively. At December 31, 2003 and September 30, 2004, the weighted-average remaining contractual life of outstanding options was 9.06 years and 9.30 years, respectively. At December 31, 2003 and September 30, 2004, the range of per share exercise prices for options outstanding was $0.02 to $0.29 and $0.02 to $1.19, respectively.

Conor Medsystems, Inc.

(a development stage company)

Notes to Consolidated Financial Statements—(Continued)

(Information as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 and the period from inception (October 25, 1999) through September 30, 2004 is unaudited)

Deferred Stock Compensation

No employee stock compensation expense was reflected in the Company’s reported net loss in any period prior to 2003, as all options granted had an exercise price equal to the estimated fair value of the underlying common stock on the date of the grant. During 2003, stock options were granted with exercise prices that were equal to the estimated fair value of the common stock at the date of grant as determined by the Board of Directors. Subsequent to the commencement of the initial public offering process, the Company reassessed the fair value of its common stock and determined that certain of the stock options granted during 2003 were granted at exercise prices that were below the reassessed fair value of the common stock on the date of grant. Accordingly, deferred stock compensation of $1,853,566 was recorded during 2003 in accordance with APB Opinion No. 25. The deferred stock compensation will be amortized on a straight-line basis over the vesting period of the related awards, which is generally four years. For 2003, the Company recorded employee stock-based compensation expense of $130,494. During the nine months ended September 30, 2004, additional deferred stock compensation of $25,684,045 was recorded, and total employee stock-based compensation expense of $2,408,260 was recorded.

On September 30, 2004, the Company entered into various executive officer agreements which provide for the acceleration of vesting of stock options to purchase 308,700 shares of common stock previously granted to such executives upon a change of control. This resulted in modifications to the original stock options for which Company recorded $876,565 of deferred stock compensation related to 260,750 unvested options, representing the difference between the original exercise price and the reassessed fair value of the Company’s common stock at the time of the modification. The amount is being amortized on a straight-line basis over the remaining vesting period. During the nine months ended September 30, 2004, total employee stock-based compensation expense of $81,016 was recorded associated with these modified stock options.

Stock Options Granted to Nonemployees

Stock compensation arrangements with non-employees are accounted for in accordance with SFAS No. 123, as amended by SFAS No. 148, and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

The following table illustrates the weighted-average assumption for the Black-Scholes model used in determining the fair value of options granted to non-employees:

	Years Ended December 31,			Nine Months Ended September 30, 2004
	2001	2002	2003
				(Unaudited)
Dividend yield	0%	0%	0%	0%
Risk-free interest rate.	4.50%	4.17%	4.33%	4.34%
Volatility	0.7	0.7	0.7	0.7
Expected life.	10 years	10 years	10 years	10 years

During the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004, the Company granted options to purchase 157,668, 135,282, 103,740 and 238,140 shares, respectively, of common stock to consultants at a weighted-average exercise price of $0.26 per share for the years ended

Conor Medsystems, Inc.

(a development stage company)

Notes to Consolidated Financial Statements—(Continued)

(Information as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 and the period from inception (October 25, 1999) through September 30, 2004 is unaudited)

December 31, 2001, 2002 and 2003 and $0.43 per share for the nine months ended September 30, 2004. These options generally vest over a four-year period. The related stock-based compensation expense, calculated in accordance with EITF 96-18, was $35,167, $36,990, $44,014 and $309,695 during the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004, respectively.

Reserved Shares

The Company has reserved shares of common stock for future issuance as follows:

	December 31,		September 30, 2004
	2002	2003
			(Unaudited)
Conversion of redeemable convertible preferred stock:
Series A	273,000	273,000	273,000
Series B	643,859	643,859	643,859
Series C	3,758,306	3,802,133	3,803,958
Series D	—	10,012,436	10,012,436
Series E	—	—	6,711,431
1999 Stock Option Plan	980,154	2,821,085	4,855,715

	5,655,319	17,552,513	26,300,399

9.    Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes.

Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2002	2003
Federal and state net operating loss carryforwards	$1,033,000	$1,606,000
Federal and state research and development credit carryforwards	178,000	559,000
Capitalized research and development costs	1,848,000	5,489,000
Other	30,000	105,000

Total deferred tax assets	3,089,000	7,759,000
Valuation allowance	(3,089,000)	(7,759,000)

Net deferred tax assets	$—	$—

Realization of the deferred tax assets is dependent upon the Company generating future taxable income, if any, the amount and timing of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The net valuation allowance increased by approximately $2,187,000 and $4,670,000 during the years ended December 31, 2002 and 2003, respectively.

As of December 31, 2003, the Company had federal and state net operating loss carryforwards of approximately $4,000,000. The Company also had federal and state capitalized research and development costs of approximately $13,600,000. The federal and state net operating loss carryforwards will expire at various dates beginning in 2012, if not utilized.

Conor Medsystems, Inc.

(a development stage company)

Notes to Consolidated Financial Statements—(Continued)

(Information as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 and the period from inception (October 25, 1999) through September 30, 2004 is unaudited)

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

10.    Subsequent Events (Unaudited)

St. Jude Medical, Inc. Agreements

In November 2004, the Company entered into agreements with affiliates of St. Jude Medical, Inc. (the “Affiliates”) under which the Affiliates agreed to be the exclusive distributor of COSTAR stents in Japan, Korea, New Zealand and Australia. Within these territories, the Affiliates will be responsible for promoting, marketing and selling the Company’s COSTAR stent. The Affiliates will also be responsible for obtaining and maintaining regulatory approvals for the COSTAR stent in these territories, and these regulatory approvals will be owned by the Affiliates. The Company may require all regulatory approvals owned by the Affiliates to be transferred to the Company under certain circumstances for a one-time fee. Under the agreements, one of the Affiliates will purchase COSTAR stents for distribution in Japan at a transfer price equal to the fixed percentage of the reimbursement rate for drug eluting stents published by the Japanese government. The transfer price for stents to be distributed in New Zealand, Korea and Australia will be equal to the fixed percentage of the average selling price of the COSTAR stent in the respective territory. Unless terminated earlier, the agreements will continue for four years following the date the Japanese government approves the COSTAR stent for reimbursement and will automatically renew for an additional three years provided the respective Affiliates have met certain minimum purchase obligations. The Company can pay a one-time fee to terminate any agreement upon a change of control of the Affiliate or all of the agreements upon a change of control of the Company, St. Jude Medical, Inc. or Getz Bros. Co., Ltd., which is one of the Affiliates. The Company has indemnified the Affiliates under certain circumstances if the Company’s products infringe the proprietary rights of others. In conjunction with the agreements, the Company issued a convertible promissory note in the aggregate principal amount of $5 million to St. Jude Medical, Inc. The note accrues interest at a rate of 5% per annum, and upon the closing of an initial public offering of the Company’s common stock, the entire principal amount and accrued interest will automatically convert into shares of the Company’s common stock at the initial public offering price.

2004 Equity Incentive Plan

In November 2004, the Company’s Board of Directors and stockholders approved the 2004 Equity Incentive Plan (the “2004 Plan”), which amends and restates the Company’s 1999 Stock Plan. The 2004 Plan will become effective immediately upon the signing of an underwriting agreement for the sale of the Company’s common stock in an initial public offering. The terms of the 2004 Plan are similar to the terms of the 1999 Plan.

2004 Non-Employee Directors’ Stock Option Plan

In November 2004, the Company’s Board of Directors and stockholders approved the 2004 Non-Employee Directors’ Stock Option Plan (the “2004 Directors’ Plan”). The 2004 Directors’ Plan will become effective immediately upon the signing of an underwriting agreement for the sale of the Company’s common stock in an initial public offering. The 2004 Directors’ Plan provides for the automatic grant of nonstatutory options to non-employee directors to purchase the Company’s common stock. The exercise price of the options granted will be equal to the fair market value of the common stock on the date of grant. Options granted under the 2004 Directors’ Plan will generally vest over three years and will expire 10 years after the date of grant or earlier if the service relationship is terminated.

Conor Medsystems, Inc.

(a development stage company)

Notes to Consolidated Financial Statements—(Continued)

(Information as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 and the period from inception (October 25, 1999) through September 30, 2004 is unaudited)

2004 Employee Stock Purchase Plan

In November 2004, the Company’s Board of Directors and stockholders approved the 2004 Employee Stock Purchase Plan (the “2004 Purchase Plan”). The 2004 Purchase Plan will become effective immediately upon the signing of an underwriting agreement for the sale of the Company’s common stock in an initial public offering. The 2004 Purchase Plan will provide eligible employees of the Company the opportunity to purchase the Company’s common stock during specified periods. The employees will be able to purchase shares of the Company’s common stock at a price per share equal to the lower of: (a) 85% of the fair market value of a share of common stock of the first date of an offering period; or (b) 85% of the fair market value of a share of common stock on the date of purchase.

5,000,000 Shares

Common Stock

PROSPECTUS

                    , 2004

Citigroup

CIBC World Markets

SG Cowen & Co.

A.G. Edwards

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the registration fee, the NASD filing fee and the Nasdaq National Market initial listing fee. We intend to pay all expenses of registration, issuance and distribution.

Total
SEC registration fee	$9,471
NASD filing fee	8,000
Nasdaq National Market initial listing fee	100,000
Blue sky qualification fees and expenses	5,000
Printing and engraving expenses	200,000
Legal fees and expenses	700,000
Accounting fees and expenses	600,000
Transfer agent and registrar fees	10,000
Miscellaneous	67,529

Total	$1,700,000

Item 14.	Indemnification of Officers and Directors

The registrant’s amended and restated certificate of incorporation provides that a director will not be personally liable to the registrant or to its stockholders for monetary damages for any breach of fiduciary duty as a director to the fullest extent permitted by Section 102 of Delaware General Corporation Law.

As permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that (i) the registrant is required to indemnify its directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law, (ii) the registrant may, in its discretion, indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (iii) the registrant is required to advance all expenses incurred by its directors and officers in connection with certain legal proceedings, (iv) the rights conferred in the bylaws are not exclusive, and (v) the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents.

The registrant has entered into agreements with its directors and officers that require the registrant to indemnify such persons against expenses, judgments, fines, settlements, and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of the registrant or any of its affiliates. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves a director or officer of the registrant regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

The form of underwriting agreement filed as exhibit 1.1 to this registration statement provides for indemnification under certain circumstances by the underwriters of the registrant, its directors, certain of its officers and its controlling persons for certain liabilities arising under the Securities Act of 1933, as amended, or otherwise. In addition, the registrant intends to execute a letter agreement filed as exhibit 10.12 to this registration statement with John F. Shanley, an executive officer and a member of the registrant’s board of directors, which provides for indemnification by the registrant of Mr. Shanley against certain losses, claims, damages or liabilities to which Mr. Shanley may become subject as the selling stockholder under the underwriting agreement.

The registrant maintains a directors’ and officers’ insurance and registrant reimbursement policy. The policy (i) insures directors and officers against losses for which the registrant does not indemnify and which losses arise from certain wrongful acts in the indemnified parties’ capacities as directors and officers and (ii) reimburses the registrant for those losses for which the registrant has lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.

The Amended and Restated Investor Rights Agreement between the registrant and certain investors provides for cross-indemnification in connection with registration of the registrant’s common stock on behalf of such investors.

Item 15.	Recent Sales of Unregistered Securities

Since inception through November 23, 2004, the registrant has sold and issued the following unregistered securities (as adjusted to give effect to the 0.42-for-1 reverse stock split described in this registration statement):

(1)  Since inception through November 23, 2004, the registrant sold an aggregate of 1,594,572 shares of its common stock to 24 employees, five directors and 15 consultants for cash consideration in the aggregate amount of $574,797 upon the exercise of stock options and stock awards granted under its 1999 Stock Plan, 6,562 shares of which have been repurchased.

(2)  Since inception through November 23, 2004, the registrant granted stock options and stock awards to 85 employees, eight directors and 33 consultants under its 1999 Stock Plan covering an aggregate of 6,717,900 shares of common stock, at exercise prices ranging from $0.002 to $1.79 per share. Of these, options covering an aggregate of 340,821 were canceled without being exercised.

(3)  In March 2000, the registrant granted a stock option to New York Cardiovascular Consultants LLC, a consultant to the registrant, covering 42,000 shares of common stock, at an exercise price of $0.02 per share, outside the registrant’s 1999 Stock Plan. In August 2000, the registrant sold 42,000 shares to this consultant for cash in the aggregate amount of $1,000.00 upon the exercise of this stock option.

(4)  In December 1999, the registrant sold an aggregate of 1,890,000 shares to two founder employees and one accredited investor for cash consideration and non-cash consideration in the form of intellectual property, for an aggregate purchase price of $4,500.

(5)  In February and April 2000, the registrant sold 273,000 shares of Series A preferred stock to five accredited investors, one director and one officer, at $1.19 per share, for an aggregate purchase price of $325,000.

(6)  In November 2000, and March, April, May and August 2001, the registrant sold 643,859 shares of Series B preferred stock to eight accredited investors and one director, at $2.38 per share, for an aggregate purchase price of $1,533,000.

(7)  In November 2001, the registrant issued 357,000 shares of its common stock in the aggregate recorded value of $212,500, to Calmedica International LLC, an accredited investor, as partial payment for a patent license.

(8)  In October 2001, the registrant sold 504,000 shares of its common stock to Calmedica Capital, L.P., an accredited investor, for cash consideration in the aggregate amount of $300,000.

(9)  In December 2001, and January, February, March, and April 2002, the registrant sold an aggregate of $2,500,000 in notes to 21 accredited investors and one director, which converted into 928,840 shares of the registrant’s Series C preferred stock. In connection with that sale, the registrant issued warrants to each purchaser with an exercise price of $2.74 exercisable for up to 91,291 shares of Series C preferred stock.

(10)  In May and June 2002, the registrant sold 3,758,306 shares of Series C preferred stock to 21 accredited investors and one director, at $2.74 per share, for an aggregate purchase price of $10,290,630.10.

In connection with that sale, the registrant issued warrants to 21 accredited investors, and one director with an exercise price of $5.95 exercisable for up to 503,531 shares of common stock.

(11)  In January 2003, the registrant sold an aggregate of 43,827 shares of its Series C preferred stock to two accredited investors for cash consideration in the aggregate amount of $120,002.50 upon the exercise of options to purchase Series C preferred stock issued pursuant to an Exclusive License Agreement dated July 25, 2002, as amended October 28, 2002.

(12)  In August and October 2003, the registrant sold 10,012,436 shares of Series D preferred stock to 64 accredited investors and two directors, at $2.86 per share, for an aggregate purchase price of $28,607,048.40.

(13)  In July and August 2004, the registrant sold 6,711,431 shares of Series E preferred stock to 65 accredited investors and one director, at $5.95 per share, for an aggregate purchase price of $39,949,000.

(14)  In September 2004, the registrant sold 2,488 shares of its common stock and 1,826 shares of its Series C preferred stock to one accredited investor for cash consideration in the aggregate amount of $19,812 upon the exercise of warrants.

(15)  In November 2004, the registrant sold 2,738 shares of its Series C preferred stock to two accredited investors for cash consideration in the aggregate amount of $7,497.93 upon exercise of warrants.

(16)  In November 2004, the registrant issued a $5,000,000 convertible promissory note to an accredited investor which is convertible into shares of the registrant’s common stock upon the completion of the registrant’s initial public offering, at a conversion price equal to the initial public offering price of the registrant’s common stock.

The issuances described in paragraphs (1), (2), (3), (4), (7) and (8) above in this Item 15 were deemed exempt from registration under the Securities Act in reliance on either (1) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (2) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

The sales and issuances of securities in the transactions described in paragraphs (5), (6), (9), (10), (11), (12), (13), (14), (15) and (16) were exempt from registration pursuant to the Securities Act by virtue of Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of securities for which the registrant relied on Rule 506 of Regulation D and/or Section 4(2) represented that they were accredited investors as defined under the Securities Act or a person described under Rule 506 (b) (2) (ii) under the Securities Act. The registrant believes that the issuances are exempt from the registration requirements of the Securities Act on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

Musket Research Associates served as a non-exclusive advisor and finder in connection with the transactions described in paragraphs (9) through (13). David Musket, a member of our board of directors, is the sole stockholder and President of Musket Research Associates.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit Number	Description of Document

1.1(1)	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation.

3.2	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.

3.3(3)	Bylaws.

3.4(3)	Certificate of Amendment of Bylaws, dated May 17, 2002.

3.5(3)	Certificate of Amendment of Bylaws, dated October 20, 2003.

3.6	Form of Amended and Restated Bylaws to be effective upon completion of this offering.

4.1	Reference is made to Exhibits 3.1 through 3.6.

4.2(1)	Form of Common Stock Certificate.

5.1	Opinion of Cooley Godward LLP.

10.1(3)	Investor Rights Agreement, dated July 30, 2004, between the Registrant and certain of its stockholders.

10.2	Form of Indemnity Agreement by and between the Registrant and its directors and executive officers.

10.3(3)	Form of Employment, Confidential Information, Invention Assignment, and Arbitration Agreement by and between the Registrant and its executive officers.

10.4	Form of Executive Officer Agreement by and between the Registrant and its executive officers.

10.5	1999 Stock Plan.

10.6	Forms of Stock Option Agreements under the 1999 Stock Plan.

10.7	2004 Equity Incentive Plan.

10.8	Form of Stock Option Agreement under the 2004 Equity Incentive Plan.

10.9	2004 Non-Employee Directors’ Stock Option Plan.

10.10	Form of Stock Option Agreement under the 2004 Non-Employee Directors’ Stock Option Plan.

10.11	2004 Employee Stock Purchase Plan.

10.12(1)	Form of Indemnification Letter Agreement between the Registrant and John F. Shanley

10.13(3)	Employment Letter Agreement, dated March 4, 2004, between the Registrant and Frank Litvack, M.D.

10.14(3)	Employment Letter Agreement, dated April 15, 2002, between the Registrant and John F. Shanley.

10.15(3)	Employment Letter Agreement, dated July 16, 2002, between the Registrant and Michael Boennighausen.

10.16(3)	Employment Letter Agreement, dated December 8, 2003, between the Registrant and Earle L. Canty.

10.17(3)	Employment Letter Agreement, dated January 5, 2000, between the Registrant and Stephen H. Diaz.

10.18(3)	Employment Letter Agreement, dated September 10, 2003, between the Registrant and Cindy A. Lynch.

Exhibit Number	Description of Document

10.19(3)	Employment Letter Agreement, dated October 20, 2003, between the Registrant and Jeff Tillack.

10.20(3)	Employment Letter Agreement, dated August 31, 2004, between the Registrant and Azin Parhizgar.

10.21(3)	Employment Letter Agreement, dated March 25, 2002, between the Registrant and Brett Trauthen.

10.22(3)	Lease Agreement, dated November 21, 2003, between the Registrant and Willow Park Holding Company II, LLC.

10.23(3)	Secured Promissory Note, dated August 2, 2002, by John F. Shanley in favor of the Registrant.

10.24(3)	Security Agreement, dated August 2, 2002, between the Registrant and John F. Shanley.

10.25(3)	Loan Forgiveness Letter, dated September 14, 2004, from the Registrant to John F. Shanley.

10.26(2)(3)	International Distribution Agreement, dated July 1, 2004, between Conor Medsystems Ireland, Ltd. and Interventional Technologies Pvt., Ltd.

10.27(2)(3)	Distribution Agreement, dated May 25, 2004, between Conor Medsystems Ireland, Ltd. and Biotronik AG.

10.28(2)(3)	Collaborative License and Supply Agreement, dated April 4, 2003, between the Registrant and Phytogen International LLC.

10.29(3)	Amendment to Distribution Agreement, dated August 18, 2004, between Conor Medsystems Ireland, Ltd. and Biotronik AG.

10.30(2)	Distributor Agreement, dated November 19, 2004, between Conor Medsystems Ireland, Ltd. and Getz Bros. Co., Ltd.

10.31(2)	Distributor Agreement, dated November 19, 2004, between Conor Medsystems Ireland, Ltd. and St. Jude Medical Australia Pty Ltd.

10.32(2)	Distributor Agreement, dated November 19, 2004, between Conor Medsystems Ireland, Ltd. and St. Jude Medical (Hong Kong) Limited.

10.33	Convertible Loan Agreement, dated November 19, 2004, between the Registrant and St. Jude Medical, Inc.

23.1	Consent of independent registered public accounting firm.

23.2	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

24.1(3)	Power of Attorney.

(1)	To be filed by amendment.
(2)	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
(3)	Previously filed.

All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant undertakes that:

(1)  for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and

(2)  for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Menlo Park, in the County of San Mateo, State of California, on the 24th day of November, 2004.

CONOR MEDSYSTEMS, INC.

By:	/s/ FRANK LITVACK, M.D.
Frank Litvack, M.D. Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ FRANK LITVACK, M.D. Frank Litvack, M.D.	Chief Executive Officer and Chairman of the Board (principal executive officer)	November 24, 2004

/s/ MICHAEL BOENNIGHAUSEN Michael Boennighausen	Vice President and Chief Financial Officer (principal financial and accounting officer)	November 24, 2004

/s/ JOHN F. SHANLEY* John F. Shanley	Director	November 24, 2004

/s/ DAVID M. CLAPPER* David M. Clapper	Director	November 24, 2004

/s/ JOHN H. FRIEDMAN* John H. Friedman	Director	November 24, 2004

/s/ FRANK T. GENTILE, PH.D.* Frank T. Gentile, Ph.D.	Director	November 24, 2004

/s/ GEORGE M. MILNE, JR., PH.D.* George M. Milne, Jr., Ph.D.	Director	November 24, 2004

/s/ DAVID B. MUSKET* David B. Musket	Director	November 24, 2004

/s/ CARL SIMPSON* Carl Simpson	Director	November 24, 2004

*By:	/s/ FRANK LITVACK, M.D.
Frank Litvack, M.D. Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1(1)	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation.

3.2	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.

3.3(3)	Bylaws.

3.4(3)	Certificate of Amendment of Bylaws, dated May 17, 2002.

3.5(3)	Certificate of Amendment of Bylaws, dated October 20, 2003.

3.6	Form of Amended and Restated Bylaws to be effective upon completion of this offering.

4.1	Reference is made to Exhibits 3.1 through 3.6.

4.2(1)	Form of Common Stock Certificate.

5.1	Opinion of Cooley Godward LLP.

10.1(3)	Investor Rights Agreement, dated July 30, 2004, between the Registrant and certain of its stockholders.

10.2	Form of Indemnity Agreement by and between the Registrant and its directors and executive officers.

10.3(3)	Form of Employment, Confidential Information, Invention Assignment, and Arbitration Agreement by and between the Registrant and its executive officers.

10.4	Form of Executive Officer Agreement by and between the Registrant and its executive officers.

10.5	1999 Stock Plan.

10.6	Forms of Stock Option Agreements under the 1999 Stock Plan.

10.7	2004 Equity Incentive Plan.

10.8	Form of Stock Option Agreement under the 2004 Equity Incentive Plan.

10.9	2004 Non-Employee Directors’ Stock Option Plan.

10.10	Form of Stock Option Agreement under the 2004 Non-Employee Directors’ Stock Option Plan.

10.11	2004 Employee Stock Purchase Plan.

10.12(1)	Form of Indemnification Letter Agreement between the Registrant and John F. Shanley

10.13(3)	Employment Letter Agreement, dated March 4, 2004, between the Registrant and Frank Litvack, M.D.

10.14(3)	Employment Letter Agreement, dated April 15, 2002, between the Registrant and John F. Shanley.

10.15(3)	Employment Letter Agreement, dated July 16, 2002, between the Registrant and Michael Boennighausen.

10.16(3)	Employment Letter Agreement, dated December 8, 2003, between the Registrant and Earle L. Canty.

10.17(3)	Employment Letter Agreement, dated January 5, 2000, between the Registrant and Stephen H. Diaz.

10.18(3)	Employment Letter Agreement, dated September 10, 2003, between the Registrant and Cindy A. Lynch.

10.19(3)	Employment Letter Agreement, dated October 20, 2003, between the Registrant and Jeff Tillack.

10.20(3)	Employment Letter Agreement, dated August 31, 2004, between the Registrant and Azin Parhizgar.

10.21(3)	Employment Letter Agreement, dated March 25, 2002, between the Registrant and Brett Trauthen.

Exhibit Number	Description of Document
10.22(3)	Lease Agreement, dated November 21, 2003, between the Registrant and Willow Park Holding Company II, LLC.

10.23(3)	Secured Promissory Note, dated August 2, 2002, by John F. Shanley in favor of the Registrant.

10.24(3)	Security Agreement, dated August 2, 2002, between the Registrant and John F. Shanley.

10.25(3)	Loan Forgiveness Letter, dated September 14, 2004, from the Registrant to John F. Shanley.

10.26(2)(3)	International Distribution Agreement, dated July 1, 2004, between Conor Medsystems Ireland, Ltd. and Interventional Technologies Pvt., Ltd.

10.27(2)(3)	Distribution Agreement, dated May 25, 2004, between Conor Medsystems Ireland, Ltd. and Biotronik AG.

10.28(2)(3)	Collaborative License and Supply Agreement, dated April 4, 2003, between the Registrant and Phytogen International LLC.

10.29(3)	Amendment to Distribution Agreement, dated August 18, 2004, between Conor Medsystems Ireland, Ltd. and Biotronik AG.

10.30(2)	Distributor Agreement, dated November 19, 2004, between Conor Medsystems Ireland, Ltd. and Getz Bros. Co., Ltd.

10.31(2)	Distributor Agreement, dated November 19, 2004, between Conor Medsystems Ireland, Ltd. and St. Jude Medical Australia Pty Ltd.

10.32(2)	Distributor Agreement, dated November 19, 2004, between Conor Medsystems Ireland, Ltd. and St. Jude Medical (Hong Kong) Limited.

10.33	Convertible Loan Agreement, dated November 19, 2004, between the Registrant and St. Jude Medical, Inc.

23.1	Consent of independent registered public accounting firm.

23.2	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

24.1(3)	Power of Attorney.

(1)	To be filed by amendment.
(2)	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
(3)	Previously filed.